Alaska Air Group

2011 Annual Report


Starliner
FAIRBANKS
ALASKA



Alaska Air Group

To Our Shareholders



CEO-Elect Brad Tilden and Bill Ayer

Alaska Airlines marks its 80th anniversary this year but, in many respects, we are more like a young company than an old one. The changes we've made over the past decade have reshaped Alaska and Horizon into an industry-leading company with a focus on employees, customers and shareholders. Our unwavering commitment to customer service and low fares delivers a flying experience that represents one of the best values in the airline industry. We have been consistently profitable, and over the past two years have achieved a return on invested capital in excess of our goal of 10 percent – which more than covers our cost of capital.

2011 was a stellar year. Record adjusted earnings represent our eighth consecutive annual profit. We carried more passengers, flew to more places and delivered on our core promise to get our customers to their destinations safely and on time. Working together with determination and perseverance, our people pushed our company to the top in terms of nearly every operational, customer service and financial measure. Details about our 2011 results can be found in this Annual Report.

As I retire as chief executive officer and Brad Tilden formally takes responsibility for leading our company, I am optimistic about our future – and with good reason. The 13,000 employees of Alaska Air Group excel at working together and responding quickly to opportunities while maintaining an uncompromising approach to safety. Yet, as we make the changes necessary to continue to succeed in an ever-evolving environment, there's one thing that won't change, and that's our focus on our people, our customers and you, our shareholders.

We invite you to join us as we begin the next chapter of our history.

Sincerely,

Bill Ayer

Bill Ayer
Chairman and Chief Executive Officer
Alaska Air Group
April 4, 2012

Then...










AIRLINES
ALASKA AIR LINES

...Now

80 Years of Aviation History



Today's Alaska Airlines | 1990-today
Horizon Air | 1981-today
Jet America | 1981-1987
The Smiling Eskimo | 1976-1990
The Spirit of Alaska | 1973-1976
The Golden Samovar Era | 1969-1973
The Golden Nugget Era | 1966-1972
Alaska Coastal-Ellis | 1962 -1968
The Jet Age | 1961-today
The Golden Eagle Era | 1955-1966
Collins Air Service | 1947-1950
Alaska Island Airways | 1946-1951
The Starliner Era | 1945-1955
Alaska Airlines Inc. | May 2, 1944
Alaska Star Airlines | 1942-1944
Christensen Air Service | 1940-1952
Alaska Coastal Airlines | 1939-1965
Petersburg Air Service | 1938-1946
Star Air Lines | 1937-1942
Ellis Air Lines | 1936-1965
Lavery Airways | 1936-1942
Marine Airways | 1936-1939
Cordova Airlines | 1934-1968
Mirow Air Service | 1934-1942
Alaska Air Transport | 1934-1939
Al Jones Airways | 1933-1950
Pollack Flying Service | 1933-1942
Star Air Service | 1932-1934
McGee Airways | 1932-1934
Collins Air Service purchased by Alaska Airlines
Alaska Island Airways merged with Alaska Coastal
Starliner Era
Alaska Star Airlines incorporated as Alaska Airlines
Christensen Air Service merged with Cordova Airlines
Purchased and renamed Alaska Island Air
Star Airlines became Alaska Star Airlines
Lavery Airways purchased by Alaska Star Airlines
Marine Airways merged with Alaska Air Transport and became Alaska Coastal
Mirow Air Service purchased by Alaska Star Airlines
Alaska Air Transport merged with Marine Airways and became Alaska Coastal
Al Jones Airways purchased by Alaska Airlines in 1950
Pollack Flying Service purchased by Alaska Star Airlines
McGee Airways & Star Air Service merged and later became Star Airlines
1932 1933 1934 1935 1936 1937 1938 1939 1940 1941 1942 1943 1944 1945 1946 1947 1948 1949 1950 1951 1952 1953 1954 1955 1956 1957 1958 1959 1960 1961 1962 1963 1964 1965 1966 1967

1932 to 2012



Jet America merged with Alaska Airlines
Horizon Air joins Alaska Air Group in 1986.
Smiling Eskimo Livery Adopted
Spirit of Alaska Livery
Golden Nugget Era
Alaska Coastal-Ellis merged with Alaska Airlines
Jets come to Alaska
Golden Eagle Era
Alaska Airlines
Alaska Coastal Airlines merged with Ellis Air Lines
Ellis Air Lines merged with Alaska Coastal
Cordova Airlines merged with Alaska Airlines
1968
1969
1970
1971
1972
1973
1974
1975
1976
1977
1978
1979
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

Horizon Air

Celebrating 30 Years



Horizon Air was the successful idea of Seattle businessman and charismatic entrepreneur Milt Kuolt, who convinced a group of aviation enthusiasts, notably Joe Clark and Bruce McCaw, to help fund the airline. Kuolt saw the need to fill a niche market created after the Airline Deregulation Act of 1978, when larger carriers abandoned smaller routes within the Pacific Northwest. With 36 enthusiastic employees and a fleet of two leased Fairchild F-27 turboprop aircraft, Horizon Air began operating in 1981 with service from Seattle to Yakima and Pasco.

The small regional airline grew rapidly in the early 1980s, expanding routes and aircraft by acquiring Air Oregon and Utah-based Transwestern Airlines. Horizon soon became a public company with an initial stock offering of 750,000 shares. The stock sale was an immediate success, and the money was used to retire debt and provide funding for more aircraft and route expansion.

Horizon's proven track record soon attracted the attention of larger airlines. Wanting to keep its independence, yet gain the advantages a major carrier could offer, Horizon sold to Alaska Air Group in 1986. Its capacity purchase relationship with Alaska allows Horizon to focus on remaining a safe, highly efficient and competitive airline while maintaining its unique character.


Alaska

Alaska Airlines

Celebrating 80 Years



On a cold 1932 winter morning in the Territory of Alaska, where the temperature has been known to reach -80º Fahrenheit, and in the midst of a country-wide economic depression, struggling and nearly broke businessman Linious "Mac" McGee decided to start a one-plane airline.The primary mission of his risky new enterprise was to transport trappers and furs between Bristol Bay and Anchorage. It was his second foray into Alaska's budding world of aviation and, as fate would have it, the start of a saga like no other in the history of aviation.

Through 80 years of purchases, name changes and mergers, including some 20 different airlines, Alaska Airlines has grown from those humble beginnings into one of the most successful and admired airlines in the United States. Today, Alaska Airlines, together with Horizon Air, operates a combined fleet of 167 aircraft and serves 91 cities in Alaska, the Lower 48, Hawaii, Canada and Mexico, with a growing force of nearly 13,000 dedicated and professional employees. Although our fascinating and sometimes colorful history has been documented in film and in books, neither pictures nor words can fully communicate the courage, resourcefulness and tenacity of the people who built this airline and those who continue to be the heart of innovation, customer service and success today.


Alaska

Alaska Air Group

2011 Highlights

In 2011, Alaska Airlines and Horizon Air exceeded their financial and operational goals on several fronts and received recognition for many achievements.

Air Group earned an adjusted net profit of $287.4 million - our second record annual profit in a row.

The Company's stock price increased by 32% year over year.

We repurchased 1.3 million shares of our outstanding common stock, bringing the total number of shares repurchased over the past five years to 8.4 million at an average pre-split price of $31 a share.

Alaska Airlines achieved a record load factor of 85.2%, marking 31 consecutive months of improvement. Horizon also posted a record load factor of 78.2% for the year.

Thanks to the efforts of Alaska and Horizon employees, Alaska was recognized for the fourth consecutive year by J.D. Power and Associates as "Highest in Customer Satisfaction Among Traditional Network Carriers" in North America.

Alaska Airlines was named the No. 1 on-time carrier in North America, garnering the Flightstats On-time Performance Service Award for the second year running.

Alaska Airlines and Horizon Air became the first North American airlines to operate multiple flights powered by biofuel.

Seattle Business Magazine awarded Alaska its Washington Green 50 award for sustainability and environmental stewardship.

Alaska Airlines received Air Transport World's Airline Technology Leadership Award as well as the publication's Joseph S. Murphy Industry Service Award.

2012
PROXY STATEMENT

All share numbers (including equity grant amounts for stock options and stock units) are after giving effect to the two-for-one stock split that became effective March 19, 2012.

ALASKA AIR GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

Alaska Air Group, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. (the "Annual Meeting") will be held at the Museum of Flight in Seattle, Washington at 2 p.m. on Tuesday, May 15, 2012, for the following purposes:

1. To elect to the Board of Directors the ten nominees named in this Proxy Statement, each for a one-year term;
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accountants (the "independent accountants") for fiscal year 2012;
3. To seek an advisory vote to approve the compensation of the Company's named executive officers;
4. To consider a stockholder proposal regarding retention of company stock by executives; and
5. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Stockholders owning Company common stock at the close of business on March 23, 2012 are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. Whether or not you attend the meeting in person, we encourage you to vote by internet or phone or to complete, sign and return your proxy prior to the meeting.

Every shareholder vote is important. To ensure your vote is counted at the Annual Meeting, please vote as promptly as possible.

By Order of the Board of Directors,

Keith Loveless
Corporate Secretary and General Counsel

April 4, 2012

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 15, 2012.

Stockholders may access, view and download the 2012 Proxy Statement and 2011 Annual Report at www.edocumentview.com/alk.

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for the 2012 Annual Meeting of Stockholders. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 23, 2012 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 71,398,578 shares of Company common stock outstanding on the record date.

Internet Availability of Annual Meeting Materials

On or about April 4, 2012, stockholders of record, beneficial owners and a majority of employee participants in the Company's 401(k) Plans were mailed a Notice of Internet Availability of Proxy Materials (the "Notice") directing them to a website where they can access our 2012 Proxy Statement and 2011 Annual Report (the "Annual Meeting Materials"). Others were mailed hard copies of the Annual Meeting Materials, including a voting instruction form, on the same date. The Company's Form 10-K for the year ended December 31, 2011 is included in the 2011 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 21, 2012.

If you received the Notice and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice and the material will be mailed to you.

All stockholders may access, view and download the Annual Meeting Materials the internet at www.edocumentview.com/alk. Information on the website does not constitute part of this Proxy Statement.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the Annual Meeting. This Proxy Statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name or if you have a Direct Registration Service (DRS) advice evidencing shares held in book entry form, then you have a stockholder account with our transfer agent, Computershare Trust Company, N.A. (Computershare), and you are a stockholder of record. If you hold your shares in a brokerage, trust or similar account, then you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of the ten director nominees named in this Proxy Statement, to ratify the appointment of KPMG LLP as the Company's independent accountants, to provide an advisory vote in regard to the compensation of the Company's named executive officers, and to vote on a stockholder proposal regarding retention of company stock by executives. When you sign and mail the proxy card or submit your proxy by phone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR the election of each of the Board's ten director nominees named in this Proxy Statement;
- FOR the ratification of the appointment of KPMG LLP as the Company's independent accountants for fiscal 2012;
- FOR the ratification of the compensation of the Company's named executive officers; and
- AGAINST the stockholder proposal regarding retention of company stock by executives.

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by phone or the internet.

Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by phone or the internet.
- by a bank, and who have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by phone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the Annual Meeting.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for voting are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail your proxy card (unless you intend for it to revoke your prior internet vote). Your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions are provided along with your proxy card or voting instruction form. If you vote by phone, do not mail your proxy card (unless you intend for it to revoke your prior vote submitted by phone). Your vote by phone will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this Proxy Statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of phone and internet voting.

Internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day and will close at 11:59 p.m. Eastern Time on Monday, May 14, 2012. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. Eastern Time on Thursday, May 10, 2012.

Voting by the internet or phone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or phone to vote, you help Alaska Air Group conserve natural resources and reduce postage and proxy tabulation costs.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote during the meeting or any postponement or adjournment of the meeting.

If my shares are held in a brokerage account, how will my shares be voted if I do not return voting instructions to my broker?

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on matters designated as routine under the rules of the New York Stock Exchange ("NYSE"). However, a broker cannot vote shares held in street name on matters designated as non-routine by the NYSE, unless the broker receives voting instructions from the street name (beneficial) holder. The proposal to ratify the appointment of the Company's independent accountants for fiscal 2012 is considered routine under NYSE rules. Each of the other items to be submitted for a vote is considered non-routine under applicable NYSE rules. Accordingly, if you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on the proposal to ratify the appointment of the Company's independent accountants but will not be permitted to vote your shares on any of the other items. If your broker exercises this discretion, your shares will be counted as present for the purpose of determining a quorum at the Annual Meeting and will be voted on the proposal to ratify the Company's independent accountants in the manner instructed by your broker, but your shares will constitute "broker non-votes" on each of the other items at the annual meeting. For a description of the effect of broker non-votes on the proposals, see *"How many votes must the nominees have to be elected?" and "Not including the election of directors, how many votes must the proposals receive in order to pass?"*

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, as amended April 30, 2010, a stockholder may bring business before the meeting for publication in the Company's 2012 Proxy Statement only if the stockholder gave written notice to the Company on or before December 6, 2011 and complied with the other requirements included in Article II of the Company's Bylaws.

The Company has not received valid notice that any business other than that described or referenced in this Proxy Statement will be brought before the meeting.

As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote in their discretion the shares for which they hold proxies.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your Alaska Air Group shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or phone using each of the identification numbers.

What if I change my mind after I submit my proxy?

Stockholders, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, may revoke a proxy and change a vote by delivering a later-dated proxy or by voting at the meeting. The later-dated proxy may be delivered by phone, internet or mail and need not be delivered by the same means used in delivering the prior proxy submission.

Except for persons beneficially holding shares in one of the Company's 401(k) retirement plans, stockholders may do this at a later date or time by:

- voting by phone or the internet before 11:59 p.m. Eastern Time on Monday, May 14, 2012 (your latest phone or internet proxy will be counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially holding shares in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes by phone or the internet, however, in all cases your vote must be submitted by 11:59 p.m. Eastern Time on Thursday, May 10, 2012.

Stockholders of record can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131.

Stockholders with shares held by a broker, trustee or bank can obtain a new voting instruction form by contacting your broker, trustee or bank.

Stockholders whose shares are held in one of the Company's 401(k) retirement plans can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled *"How are shares voted that are held in a Company 401(k) plan?"* for more information.

If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your new choices will be voted.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 2,567,960 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), provided instructions to each participant who held shares through the Company's 401(k) plans on the record date. Vanguard sent a Notice of Proxy and Access Instructions to participants; Fidelity mailed full sets of proxy materials. The trustees will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustees will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. Eastern Time on Thursday, May 10, 2012. Because the shares must be voted by the trustee, employees who hold shares through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will provide a ballot to any record holder of our stock who requests one at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker to attend and vote your shares at the meeting by marking your voting instruction form or the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

How can I reduce the number of annual meeting materials I receive?

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you have more than one account and prefer to continue to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold your shares in a brokerage account.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Stockholders of record may enroll in that service at the time they vote their proxies or at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to www.computershare.com/investor. If you hold shares beneficially, please contact your broker to enroll for electronic proxy delivery.

At this time, employee participants in a Company 401(k) plan may not elect to receive notice and proxy materials via electronic delivery.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 35,699,290 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or if the record holder or beneficial holder has submitted a proxy or voting instructions, whether by returning a proxy card or voting instructions or by phone or internet, without regard to whether the proxy or voting instructions actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company's Bylaws (as amended April 30, 2010) require that each director be elected annually by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

With regard to the election of directors, the Board intends to nominate the ten persons identified as its nominees in this Proxy Statement. Because the Company has not received notice from any stockholder of an intent to nominate directors at the Annual Meeting, each of the directors must be elected by a majority of votes cast.

"Abstain" votes and broker non-votes are not treated as votes cast with respect to a director and therefore will not be counted in determining the outcome of the election of directors.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies will be voted for the substitute nominee.

Not including the election of directors, how many votes must the proposals receive in order to pass?

Ratification of the appointment of KPMG LLP as the Company's independent accountants

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

Advisory vote regarding the compensation of the Company's named executive officers

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposal must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote. In addition, broker non-votes are not considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders and therefore will not be counted in determining the outcome of the vote on the proposal.

Shareholder proposal regarding retention of company stock by executives

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposals must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote. In addition, broker non-votes are not considered entitled to vote for purposes of determining whether the proposal has been approved by stockholders and, therefore, will not be counted in determining the outcome of the vote on the proposal.

How are votes counted?

Voting results will be tabulated by Computershare. Computershare will also serve as the independent inspector of election.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, phone and electronic means. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be approximately $21,500. To date, $16,000 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the 2012 Annual Meeting will be available at the meeting. It will also be available Monday through Friday from April 4, 2012 through May 11, 2012 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the voting results on Form 8-K on or about May 21, 2012. You can read or print a copy of that report by going to the Company's website — www.alaskaair.com/company, and then selecting Investor Information, and SEC Filings. You can read or print a copy by going directly to the SEC EDGAR files at http://www.sec.gov. You can also request a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

How can I submit a proposal for next year's annual meeting?

The Company expects to hold its next annual meeting on or about May 21, 2013. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the corporate secretary at the address below. The proposal must be received at the Company's executive offices no later than December 6, 2012, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 20, 2013. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

PROPOSAL 1:
ELECTION OF DIRECTORS TO ONE-YEAR TERMS

The Company currently has ten directors. The Company's Bylaws provide that the directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Ten directors are nominees for election this year and each has consented to serve a one-year term ending in 2013.

William S. Ayer
Director since 1999
Age – 57

Mr. Ayer has served as chair, president and CEO of Alaska Air Group as well as chair of Alaska Airlines and Horizon Air since May 2003. In May 2012, Mr. Ayer plans to resign as president and CEO of Alaska Air Group, and as CEO of Alaska Airlines and Horizon Air. He will continue to serve as chair of Alaska Air Group, Alaska Airlines and Horizon Air. Mr. Ayer has been CEO of Alaska Airlines since 2002, and served as president of Alaska Airlines from 1997 to 2008. Prior to 2003, Mr. Ayer worked in various marketing, planning and operational capacities at Alaska Airlines and Horizon Air. He serves on the boards of Alaska Airlines, Horizon Air, Puget Energy, Angel Flight West, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight. Mr. Ayer is chair of the boards of Puget Energy and its subsidiary, Puget Sound Energy, and also serves as a member of the Puget Energy board's governance and audit committees. In 2012, he was appointed a board member of the University of Washington Board of Regents. Mr. Ayer's strategic planning skills as well as his broad airline and business expertise specially qualify him for his position on the Air Group Board.

Patricia M. Bedient
Director since 2004
Age – 58

Ms. Bedient serves as chair of the Board's audit committee. She is executive vice president and CFO for the Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant (CPA) since 1978, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a CPA during her 27-year career with Andersen. She currently serves on the Alaska Airlines and Horizon Air Boards, the Overlake Hospital Medical Center Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations including the Oregon State University Foundation board of trustees, the World Forestry Center, City Club of Portland, St. Mary's Academy of Portland, and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975. With her extensive experience in public accounting and her financial expertise, Ms. Bedient is especially qualified to serve on the Board and to act as a financial expert.

Marion C. Blakey
Director since 2010
Age – 63

Ms. Blakey is chair of the Board's safety committee. She also serves on the Board's audit committee. Ms. Blakey is president and CEO of The Aerospace Industries Association (AIA), the nation's largest aerospace and defense trade association. Prior positions include administrator of the Federal Aviation Administration (the "FAA") from 2002 to 2007 and chair of the National Transportation Safety Board (the "NTSB") from 2001 to 2002. Ms. Blakey also serves on the boards of Alaska Airlines, Horizon Air, and Noblis, the NASA Advisory Council, and the President's Export Council Subcommittee on Export Administration (PECSEA) as well as a number of philanthropic and community organizations, including the Washington Area Airports Task Force Advisory Board, International Aviation Women's Association, and Best Friends Foundation Advisory Board. Ms. Blakey's experience with AIA, the FAA and the NTSB specially qualify her for service on the Company's Board, Audit Committee and Safety Committee.

Phyllis J. Campbell
Director since 2002
Age – 60

Ms. Campbell is lead director and chair of the Board's governance and nominating committee. She was named chair of the Pacific Northwest Region of JPMorgan Chase & Co. in April 2009. She also serves on the firm's executive committee. From 2003 to 2009, Ms. Campbell served as president and CEO of The Seattle Foundation. She was president of U.S. Bank of Washington from 1993 until 2001 and also served as chair of the Bank's Community Board. Ms. Campbell has received several awards for her corporate and community involvement. These awards include the Women Who Make A Difference Award and the Director of the Year from the Northwest Chapter of the National Association of Corporate Directors. Since August 2007, Ms. Campbell has served on Toyota's Diversity Advisory Board. She also serves on the boards of Alaska Airlines, Horizon Air, the Joshua Green Corporation, and Nordstrom, where she is chair of the audit committee. Until February 2009, she served on the boards of Puget Energy and Puget Sound Energy. Ms. Campbell's business and community leadership background and governance experience specially qualify her for her service on the Board.

Jessie J. Knight, Jr.
Director since 2002
Age – 61

Mr. Knight serves on the Board's safety committee and its governance and nominating committee. Mr. Knight is chairman and CEO of San Diego Gas and Electric Company, a subsidiary of Sempra Energy. From 2006 to 2010, he was executive vice president of external affairs at Sempra Energy. From 1999 to 2006, Mr. Knight served as president and CEO of the San Diego Regional Chamber of Commerce, and from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Prior to this, Mr. Knight was vice president of marketing and strategic planning for the San Francisco Chronicle and San Francisco Examiner. While there, he won five coveted National Clio Awards for television, radio and printed advertising and a Cannes Film Festival Golden Lion Award for business marketing. Prior to his media career, Mr. Knight spent ten years in finance and marketing with the Dole Foods Company. Mr. Knight also serves on the boards of Alaska Airlines, Horizon Air, the San Diego Padres Baseball Club, and the Timken Museum of Art in San Diego. He is a life member of the Council on Foreign

Relations and a corporate member of the Hoover Institution at Stanford University. Mr. Knight's knowledge and expertise on brand marketing and energy markets make him particularly qualified for the Alaska Air Group Board.

R. Marc Langland
Director since 1991
Age – 70

Mr. Langland is a member of the Board's governance and nominating and its compensation and leadership development committees. He has been chair and a director of Northrim Bank (Anchorage, Alaska) since 1998, served as director since 1990, and served as the bank's president from 1990 until 2009. Mr. Langland has also served as chair, president and CEO of the bank's parent company, Northrim BanCorp, Inc. since 1998. He was chair and CEO of Key Bank of Alaska from 1987 to 1988 and president from 1985 to 1987. From 1978 to 1985, Mr. Langland was president of First National Bank of Fairbanks. In 2001, Mr. Langland was inducted into the Alaska Business Hall of Fame. He served on the board of trustees of the Alaska Permanent Fund Corporation from 1987 to 1991 and was chair from 1990 to 1991. Mr. Langland is past chairman of the Alaska State Chamber of Commerce and Fairbanks Chamber. In 2008, the Alaska State Chamber awarded Mr. Langland the William A. Egan Outstanding Alaskan Award. He is also a director of Alaska Airlines, Horizon Air, Usibelli Coal Mine, Elliott Cove Capital Management, and Pacific Wealth Advisors, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North. Mr. Langland's background and skills as an Alaska business leader and banker specially qualify him for his role on the Alaska Air Group Board.

Dennis F. Madsen
Director since 2003
Age – 63

Mr. Madsen serves on the Board's compensation and leadership development committee and its audit committee. He is currently the chair of Evolucion Inc. (evo.com), an action sports retailer in Seattle. From 2000 to 2005, Mr. Madsen was president and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's executive vice president and COO from 1987 to 2000, and prior to that held numerous positions throughout REI. In 2010, Mr. Madsen was appointed a director of West Marine Inc., a publicly traded retail company in the recreational boating sector. He also serves on West Marine's governance and compensation committees. Other boards on which Mr. Madsen is a member include Alaska Airlines, Horizon Air, the Western Washington University Foundation, Western Washington University, Islandwood, and the Youth Outdoors Legacy Fund. Mr. Madsen's experience in leading a large people-oriented and customer-service driven organization specially qualifies him for service on the Alaska Air Group Board.

Byron I. Mallott
Director since 1982
Age – 68

Mr. Mallott serves on the Board's safety and its governance and nominating committees. Currently he is a senior fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities, a position he has held since 2000. Mr. Mallott also serves on the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. He has served the state of Alaska in various advisory and executive capacities, and has also served as mayor of Yakutat and of Juneau. From 1995 to 1999, he served as executive director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska Corporation (Juneau, Alaska) from 1972 to 1988, chair from 1976 to 1983, and CEO from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines and Horizon Air, director and member of the nominating committee of Sealaska Corporation, and a director and member of the audit committee of Yak-Tat Kwaan, Inc. and Native American Bank, NA. Mr. Mallott's leadership of native Alaskan people and his experience with governmental affairs specially qualify him for his role on the Alaska Air Group Board.

J. Kenneth Thompson
Director since 1999
Age – 60

Mr. Thompson is chair of the Board's compensation and leadership development committee and serves on the Board's safety committee. Since 2000, Mr. Thompson has been president and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the managing director. Mr. Thompson served as executive vice president of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was president of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. In 2011, Mr. Thompson was appointed to the Pioneer Natural Resources Company board of directors. He also serves on the boards of Alaska Airlines, Horizon Air, Tetra Tech, and Coeur d'Alene Mines Corporation, as well as a number of community service organizations. Mr. Thompson also serves on the environmental, health, safety & social responsibility, governance and nominating, and the audit committees of Coeur D'Alene Mines Corporation. At Tetra Tech, Inc., Mr. Thompson serves on the audit, governance and nominating, and compensation committees, and chairs the strategy planning committee. At Pioneer Natural Resources, he serves on the governance and nominating, compensation and hydrocarbon resources committees. Mr. Thompson's business leadership, planning, operations, engineering, and safety/ regulatory experience specially qualify him for his Alaska Air Group Board service.

Bradley D. Tilden
Director since 2010
Age – 51

Mr. Tilden has served as president of Alaska Airlines since December 2008. In February 2012, Mr. Tilden was elected to succeed Mr. Ayer as President and CEO of Alaska Air Group, effective at the annual stockholders meeting in May. In May 2012, Mr. Tilden will also become CEO of Alaska Airlines and Horizon Air. He served as executive vice president of finance and planning from 2002 to 2008 and as chief financial officer from 2000 to 2008 at both Alaska Airlines and Alaska Air Group. Prior to 2000, Mr. Tilden was vice president of finance at Alaska Airlines and Alaska Air Group. He also serves on the boards of Alaska Airlines, Horizon Air, Flow International, Pacific Lutheran University, and the Chief Seattle Council of the Boy Scouts of America. Mr. Tilden's strategic planning skills and financial expertise qualify him to serve on the Air Group Board.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE TEN DIRECTOR NOMINEES NAMED ABOVE.

UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE TEN NOMINEES AS DIRECTORS.

PROPOSAL 2:
RATIFICATION OF THE APPOINTMENT OF THE COMPANY'S INDEPENDENT ACCOUNTANTS

The Audit Committee has selected KPMG LLP ("KPMG") as the Company's independent accountants for fiscal year 2012, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise the independent accountants, the Board considers the selection of the independent accountants to be an important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of common stock represented at the meeting and entitled to vote on the proposal is required to ratify the selection of KPMG as the Company's independent accountant for the current fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE COMPANY'S INDEPENDENT ACCOUNTANTS.

PROPOSAL 3:
ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

The Company is providing its stockholders with the opportunity to cast a non-binding, advisory vote on the compensation of the Company's named executive officers as disclosed pursuant to the SEC's executive compensation disclosure rules and set forth in this Proxy Statement (including in the compensation tables and the narrative discussion accompanying those tables as well as in the Compensation Discussion and Analysis).

As described more fully in the Compensation Discussion and Analysis section beginning on page 36 of this Proxy Statement, the structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. For named executive officers, a high percentage of total direct compensation is variable and tied to the success of the Company because they are the senior leaders primarily responsible for the overall execution of the Company's strategy. The Company's strategic goals are reflected in its incentive-based executive compensation programs so that the interests of executives are aligned with stockholder interests. Executive compensation is designed to be internally equitable, reflective of the business challenges facing the Company, and scaled to the industry.

The Compensation Discussion and Analysis section of this Proxy Statement describes the Company's executive compensation programs and the decisions made by the Compensation and Leadership Development

Committee in 2011 in more detail.
Highlights of these executive compensation programs include the following:

- ***Base Salary***
  In general, for the Named Executive Officers, the Committee targets base salary levels at the 25th percentile relative to the Company's peer group with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met.

- ***Annual Incentive Pay***
  The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay Plan, which is intended to motivate the executives to achieve specific Company goals. Annual target performance measures reflect near-term financial and operational goals that are consistent with the strategic plan.

- ***Long-term Incentive Pay***
  Equity-based incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods that are designed to discourage short-term risk taking and align Named Executive Officers' long-term interests with those of stockholders while helping the Company attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act) and the related rules of the SEC, our Board of Directors will request your advisory vote on the following resolution at the 2012 Annual Meeting:

> *RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.*

This proposal on the compensation paid to our named executive officers is advisory only and will not be binding on the Company or our Board and will not be construed as overruling a decision by the Company or our Board or creating or implying any additional fiduciary duty for the Company or our Board. However, the Compensation and Leadership Development Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.
Stockholders will be given an opportunity to cast an advisory vote on this topic annually, with the next opportunity occurring in connection with the Company's Annual Meeting in 2013.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE SEC'S EXECUTIVE COMPENSATION DISCLOSURE RULES.

PROPOSAL 4:
STOCKHOLDER PROPOSAL REGARDING RETENTION OF STOCK BY EXECUTIVES

Mr. John Chevedden has given notice of his intention to present a proposal at the 2012 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, and Mr. Chevedden represents that he owns 100 shares (or 200 shares after giving effect to the stock split) of the Company's common stock. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy at the meeting and entitled to vote on the proposal is required to approve this proposal.

Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment and to report to shareholders regarding this policy before our next annual shareholder meeting.

Shareholders recommend that a percentage of at least 25% of net after-tax stock be required. This policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives. This proposal asks for a retention policy starting as soon as possible.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after employment termination would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that at least hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, said our company had executive pay issues. Long-term incentive pay for executives consisted of performance stock units (PSU) and time-based equity pay in the form of market-priced options and restricted stock units. Long-term incentive pay should include performance-vesting features.

Moreover, the 2010 PSU's covered a three-year period and partial pay was triggered by sub-median performance. The CEO stock ownership guideline of one-times base salary was not challenging enough. Our CEO was potentially entitled to $16 million if there was a change in control. Executive pay polices such as these were not in the interests of shareholders. James Thompson, on our executive pay committee, received our highest negative votes.

Management has a history of throwing cold water on majority votes by shareholders. Our Board failed to adopt cumulative voting which won our majority vote at our 2008 annual meeting. Furthermore we gave 63%-support to a 2010 proposal for written consent. This 63%-support even translated into 52% of all shares outstanding. This was in spite of the fact that our management intentionally gave the proposal two conflicting numbers. Management refused to act to implement our 63%-support.

Marc Langland and Byron Mallott had 20 to 29-years long tenure and represented 50% of our key nomination committee including the chairmanship. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Our board was the only the significant directorship for five directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Marion Blakey, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal: ***Executives To Retain Significant Stock – Vote Yes on 4.***

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *AGAINST* PROPOSAL 4 FOR THE FOLLOWING REASONS:

The Board believes that the executive stock ownership policy first adopted by the Board in January 2009 and amended in November 2011 (described on page 50 of this Proxy Statement) is superior to the policy recommended in the foregoing stockholder proposal for the following reasons:

1) The Board's policy requires the CEO to acquire and retain stock holdings equal to five times annual salary and other Named Executive Officers to acquire and retain stock in an amount ranging from two to three times their annual salary, based on their respective levels of responsibility. Each executive officer is required to meet the applicable target ownership threshold within five years of appointment by the Board. In contrast, for example, under the proponent's recommended policy, it would take approximately 11 years for a CEO to reach the same level of stock holdings required by our existing policy.

2) The Board believes that requiring executives to continue to acquire and hold significant amounts of stock indefinitely and above five times annual salary could, over time, encourage business decisions that are either too risky or too risk-averse as a result of the compensation structure having become too heavily weighted in one area. By setting the ownership requirement at five times annual salary for the CEO and at a maximum of three times annual salary for our other executive officers, the Board believes it achieves a meaningful tie between the

interests of executives and those of other long-term stockholders.

3) Finally, the proponent fails to explain why stock retention after termination of an executive's employment contributes to the long-term value of the Company. In fact, the Conference Board Task Force report quoted by the proponent recommends that in order to focus executives on long-term stock price performance, companies should simply require executives to hold stock until retirement. This is exactly what the Company's existing executive stock ownership policy does. In addition, as more fully described in the Compensation Discussion and Analysis section of this Proxy Statement, the Company's executive compensation program includes other mechanisms that align the long-term interests of executives with those of stockholders. Specifically, long-term equity-based awards in the form of stock options, restricted stock units and performance stock units comprise a significant portion of executives' annual compensation. These awards, which are granted annually, vest over three- or four-year periods, resulting in overlapping vesting periods that are designed to discourage short-term risk-taking and align our executive officers' long-term interests with those of stockholders. Conversely, a post-retirement retention policy such as the one requested by the proponent could hinder the Company's ability to attract and retain talented executives who are critical to the Company's long-term success.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *AGAINST* PROPOSAL 4.

STRUCTURE OF THE BOARD OF DIRECTORS

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and CEO and other executives, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation and Leadership Development Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation and Leadership Development, Governance and Nominating, and Safety Committees are posted on the Company's website, can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee.

BOARD COMMITTEE MEMBERSHIPS

Name	Audit	Compensation and Leadership Development	Governance and Nominating	Safety
Patricia M. Bedient	●*			
Marion C. Blakey	●			●*
Phyllis J. Campbell			●*	
Jessie J. Knight, Jr.			●	●
R. Marc Langland		●	●	
Dennis F. Madsen	●	●		
Byron I. Mallott			●	●
J. Kenneth Thompson		●*		●

The principal functions of the standing Board committees are as follows:

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop, monitor and reassess from time to time the Corporate Governance Guidelines.
2. Evaluate the size and composition of the Board.
3. Develop criteria for Board membership.
4. Evaluate the independence of existing and prospective members of the Board.
5. Seek and evaluate qualified candidates for election to the Board.
6. Evaluate the nature, structure and composition of other Board committees.

● **Proxy**

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include:

1. With regard to matters pertaining to the independent registered public accountants:
   - Appoint them and oversee their work.
   - Review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company.
   - Maintain a dialogue with respect to their independence.
   - Pre-approve all auditing and non-auditing services they are to perform.
   - Review annual and quarterly financial statements and filings made with the SEC.
   - Receive and review communications required from the independent registered public accountants under applicable rules and standards.
   - Establish clear hiring policies for employees and former employees of the independent registered public accountants.
   - Review audited financial statements with management and the independent registered public accountants.
   - Receive and review required communications from the independent registered public accountants.

2. With regard to matters pertaining to the internal auditors:
   - Review the planned activities and results of the internal auditors; and
   - Review any changes to the internal audit charter.

3. With regard to matters pertaining to controls:
   - Review major financial reporting risk exposure and adequacy and effectiveness of associated internal controls.
   - Review procedures with respect to significant accounting policies and the adequacy of financial controls.
   - Discuss with management policies with respect to risk assessment and risk management, including the process by which the Company undertakes risk assessment and risk management.
   - Discuss with management, as appropriate, earnings releases and any information provided to analysts and ratings agencies.
   - Develop, monitor and reassess from time to time a corporate compliance program, including a code of conduct and ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters.
   - Obtain and review at least quarterly a statement from the CEO, CFO and

disclosure committee members disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

4. Prepare the Audit Committee Report required for the annual proxy statement.
5. Annually review and reassess the adequacy of the Committee's charter and performance and recommend for Board approval any proposed changes to the charter.

Compensation and Leadership Development Committee

Pursuant to its charter, the Compensation and Leadership Development Committee's responsibilities include the following:

1. With regard to executive and director compensation:
   - Recommend for approval by the Board changes in compensation and insurance for the Company's and its subsidiaries' nonemployee directors.
   - Set, review and approve compensation of the CEO and other elected and non-elected officers of the Company and its subsidiaries.
   - Establish the process for approving corporate goals relevant to CEO compensation and for evaluating CEO performance in light of those goals.
2. Set annual goals under the Performance-Based Pay and Operational Performance Rewards plans and administer the plans.
3. Grant stock awards and stock options.
4. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.
5. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.
6. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Alaska Air Group Pension/Benefits Administrative Committee, Defined Contribution Retirement Benefits Administrative Committee, and Pension Funds Investment Committee, and approve the membership of those committees, trustees and trust agreements, and the extension of plan participation to employees of subsidiaries.
7. Approve the terms of employment and severance agreements with elected officers and the form of change-in-control agreements.
8. Review executive-level leadership development and succession plans.
9. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.
10. Produce the report on executive compensation required for the annual proxy statement.
11. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees of the Air Group companies.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.
3. Review management's efforts to ensure aviation security and reduce the risk of security incidents.
4. Periodically review with management and outside experts all aspects of airline safety.
5. Evaluate the Company's health, safety and environmental policies and practices.
6. Annually review and reassess the adequacy of the Committee's performance and its charter, and recommend any proposed changes in the charter to the Board of Directors for approval.

Board and Committee Meetings

In 2011, the Board of Directors held five regular meetings. The standing Board committees held the following number of meetings in 2011:

- Audit Committee — 7
- Compensation and Leadership Development Committee — 4
- Governance and Nominating Committee — 4
- Safety Committee — 5

Each director attended at least 94% of all Board and applicable committee meetings during 2011. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all directors but one attended the annual meeting.

DIRECTOR INDEPENDENCE

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer and Mr. Tilden, which includes each member of the Audit Committee, Governance and Nominating Committee, and Compensation and Leadership Development Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amount of charitable contribution made by the Company to a charitable organization on which Ms. Bedient serves as director. After consideration of this matter and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that the matter did not represent a material relationship with the Company because the amount of the contribution was immaterial with respect to the Company's and the charitable organization's annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient is an audit committee financial expert as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

Specifically, the Board has determined that independent directors must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below:

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. With regard to the Company's independent accountants firm(i) Neither the director nor any immediate family member is a current partner of the Company's independent accountants firm; (ii) the director is not a current employee of the independent accountants firm; (iii) no immediate family member is a current employee of the independent accountants firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the independent accountants firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or an immediate family member.

5. The director is not currently an employee and no immediate family member is an executive officer of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues, does not create a material relationship.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that, in addition to the foregoing standards, they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rules.

DIRECTOR NOMINATION POLICY

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

   a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 9 of the Company's Bylaws. The provisions generally require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Corporate Secretary of the Company no later than the close of business on the 90th day, and no earlier than the close of business on the 120th day, prior to the first anniversary of the prior year's annual meeting. The written notice submitted by a stockholder must also satisfy the additional informational requirements set forth in Article II, Section 9 of the Bylaws. See *"How can I submit a proposal for next year's annual meeting?"* on page 8 for further information about the deadlines applicable to the submission of director nominations for next year's annual meeting of stockholders.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder upon request. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.

   b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the annual meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2012 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written résumé or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").

- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills, established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.
- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14(a) of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Lead Director and Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominee's relevant experience, intelligence, independence, commitment, ability to work with the CEO and within the Board culture, prominence, diversity, age, might include, among other things, CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, safety, organizational development, information technology, and government and public relations.

BOARD LEADERSHIP

The Board currently has a combined chair and CEO and an independent lead director. The designation of a lead director is intended to promote independence and appropriate oversight of management. The lead director serves as the chair of the Governance and Nominating Committee. The lead director's responsibilities are (a) to preside over periodic meetings of non-management directors as described in Section 2.1.3 of the Company's Corporate Governance Guidelines; (b) to lead the non-management directors' annual evaluation of the CEO; (c) to conduct interviews with incumbent directors annually, including a discussion of each individual director's self-assessment of his or her contribution prior to nomination for election at the next annual meeting; (d) to discuss any proposed changes to committee assignments with each affected director annually in advance of the Governance and Nominating Committee making its committee membership recommendations to the Board; (e) to review and provide input to Board meeting agendas; and (f) such other duties as may be described in the Company's Corporate Governance Guidelines. In choosing this structure, the Board takes into consideration the highly technical nature of the airline business and the importance of having deep, specific industry knowledge when setting agendas and leading the Board's discussions on understanding of the Company's business, and other factors deemed relevant to Alaska Air Group Board service. Diversity is considered broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, and other facts. The consideration of diversity is implemented through discussions at the Governance and Nominating Committee. In addition, on an annual basis, as part of the Board's self-evaluation, the Board assesses whether the mix and diversity of Board members is appropriate for the Company. For a candidate to serve as an independent director, an independent and questioning mindset is critical. The Committee also considers a prospective candidate's workload and whether he or she would be able to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and be able to devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences issues of strategic importance. Because the CEO is responsible for the day-to-day operation of the Company and for implementation of the Company's strategy, which is of critical importance to the Company's performance, the Board believes that he or she generally is best suited to serve as board chair. The Board may decide to separate the CEO and chair roles from time to time at its discretion, especially during a transition of leadership.

RISK OVERSIGHT

Alaska Air Group has adopted an enterprise-wide Risk Analysis and Oversight Program. This Program is designed to: a) identify the various risks faced by the organization; b) assign responsibility for managing those risks to individual executives within the management ranks; and c) align these management assignments with appropriate board-level oversight.

Responsibility for the oversight of the Program itself has been delegated to the Board's Audit Committee. In turn, the Audit Committee has tasked the Company's chief risk, compliance and ethics officer with the day-to-day design and implementation of the Program. Under the Program, an Alaska Air Group Risk Matrix has been developed and the organization's most prominent risks have been identified, responsibility has been assigned to appropriate executives, and assignments have been aligned for appropriate Board oversight. Responsibility for managing these risks includes strategies related to both mitigation (acceptance and management) and transfer (insurance). The Risk Matrix is an ever-changing document and is updated continually. At a minimum, the Audit Committee receives quarterly updates regarding the Program and an annual in-person review of the Program's status by the chief risk, compliance and ethics officer.

The Program also provides that each year the Audit Committee of the Air Group Board works with the chief risk, compliance and ethics officer and Air Group's management executive committee to identify the most pressing risk issues for the next year. This subset of the Risk Matrix is then designated for heightened oversight during the next year, including periodic presentations by the designated management executive to the appropriate Board entity. Furthermore, these areas of emphasis regarding risk(s) are specifically reviewed and discussed with executive management during an annual executive officer planning session, in the third quarter of each year, and are incorporated into the process of developing the Air Group strategic plan for the coming year.

As part of its oversight of the Company's executive compensation program, the Compensation and Leadership Development Committee, along with its current independent consultant, Mercer Consulting (retained by the Committee in late 2009), and the Company's management team, has reviewed the risk impact of the Company's executive compensation. Based on this review, the Company has concluded that its executive compensation programs do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on the Company.

The Company believes that its leadership structure, discussed in detail under the heading "Board Leadership" above, supports the risk oversight function of the Board for the same reasons that it believes the leadership structure is most effective for the Company, namely that, while facilitating open discussion and communication from independent members of the Board, it ensures that strategic discussions are led by an individual with a deep understanding of the highly technical and complex nature of the airline business.

EXECUTIVE SESSIONS AND LEAD DIRECTOR

The Air Group Board holds regular executive sessions of non-management directors quarterly. As provided in the charter of the Governance and Nominating Committee, the lead director, who presides over these executive sessions, is the chair of the Governance and Nominating Committee.

STOCKHOLDER COMMUNICATION POLICY

Any stockholder or interested party who wishes to communicate with the Alaska Air Group Board of Directors or any specific directors, including the lead director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the chair of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about the Company's operations or it is a stock-related matter that does not appear to require direct attention by the Board or any individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the corporate secretary presents a summary of all communications received since the last meeting of the Governance and Nominating Committee and will make those communications available to any director on request.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our CEO, CFO, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this Proxy Statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

The Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship in which (i) the Company was, is or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of the directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of our common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once a related person transaction has been identified, the Audit Committee (or, for transactions that involve less than $1 million in the aggregate, the Chair of the Audit Committee) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arm's length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will participate in the approval or ratification process only to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) a transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are less than the disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Selection of Independent Accountants for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected, and is recommending that stockholders ratify, KPMG LLP ("KPMG") as the Company's independent accountants for the 2012 fiscal year. KPMG also served as the Company's independent accountants for fiscal 2011. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Accountants

During fiscal years 2011, 2010 and 2009, the Company retained KPMG as its principal auditors. The independent accountants provided services in the following categories and amounts:

2011	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,084,650
Audit-Related Fees(2)	152,414
Tax Fees(3)	3,722
All Other Fees(4)	20,000
Total Fees for 2011	$1,260,786
2010	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,011,950
Audit-Related Fees(2)	142,216
Tax Fees(3)	17,366
All Other Fees(4)	25,000
Total Fees for 2010	$1,196,532
2009	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,036,907
Audit-Related Fees(2)	138,365
Tax Fees(3)	22,108
All Other Fees(4)	25,000
Total Fees for 2009	$1,222,380

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404, and out-of-pocket expenses reimbursed during the respective year.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in all years.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, and (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent accountants, and has determined that it does not impact the independence of the accountants.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's independent accountant performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside accountant must be consistent with principles determined by the SEC, namely, whether the independent accountant is capable of exercising impartial judgment on all issues encompassed within the accountant's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent accountant for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the accountant's independence, whether the accountant is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review, or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its accountant during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2011, 2010 and 2009, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent accountants, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Committee believes that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Committee has also received and reviewed the written disclosures and the KPMG letter required by PCAOB Rule 3526, Communicating with Audit Committees Concerning Independence, and has discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chair
Marion C. Blakey, Member
Dennis F. Madsen, Member

2011 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2011 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer and Mr. Tilden, who are also our employees, is presented in the Summary Compensation Table and the related explanatory tables. Neither Mr. Ayer nor Mr. Tilden receives additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	Stock Awards ($) (2) (c)	Option Awards ($) (2) (d)	Non-Equity Incentive Plan Compensation ($) (2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (2) (f)	All Other Compensation ($) (3)	Total ($) (h)
Patricia M. Bedient	53,001	35,999	0	0	0	8,169	97,169
Marion C. Blakey	50,001	35,999	0	0	0	545	86,545
Phyllis J. Campbell	60,001	35,999	0	0	0	18,047	114,047
Jessie J. Knight, Jr.	45,001	35,999	0	0	0	5,787	86,755
R. Marc Langland	45,001	35,999	0	0	0	21,511	102,511
Dennis F. Madsen	45,001	35,999	0	0	0	14,391	95,391
Byron I. Mallott	45,001	35,999	0	0	0	28,301	109,301
J. Kenneth Thompson	50,001	35,999	0	0	0	22,285	108,285

(1) Directors received an annual cash retainer of $43,000 in lieu of payments for individual board and committee meeting fees and interim telephone update participation fees. In addition to the $43,000 annual retainer, the compensation for non-employee directors included the following:

- an annual retainer of $10,000 to the Governance and Nominating Committee chair, who is also the Lead Director;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to Compensation and Leadership Development, Governance and Nominating, and Safety Committee chairs;
- an annual retainer of $1,000 to non-employee directors who also served on the Boards of Directors of Alaska Airlines or Horizon Air;
- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

(2) In addition to the annual cash retainer, non-employee directors were granted deferred stock units under the 2008 Performance Incentive Plan, with the number of fully vested stock units determined by dividing $36,000 by the closing price of the Company's common stock on the date of the annual stockholders meeting. The stock units will be paid in shares of common stock on a one-for-one basis following the termination of the director's service as a member of the Board.

As of December 31, 2011, non-employee directors each held 4,652 fully vested deferred stock units with the exception of Ms. Blakey who held 951 fully vested deferred stock units. See discussion of these awards in Note 13 to the Company's Consolidated Financial Statements included as part of the Company's 2011 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. The non-employee directors do not hold any outstanding stock options.

Alaska Air Group directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of each director's compensation, the Non-Employee Director and the Non-Employee Director's spouse were provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column for each Non-Employee Director is the incremental cost to the Company of providing these benefits, as well as the value of each director's (and his or her spouse's) membership in the Company's airport Boardroom program. Positive-space travel is a benefit unique to the airline industry. By providing this travel without tax consequences to Non-Employee Directors, the Company is able to deliver a highly valued benefit at a low cost, and believes this benefit encourages Non-Employee Directors to travel, thus enhancing their connection to the Alaska Airlines and Horizon Air products and services.

In addition, the All Other Compensation column includes the value of reimbursements for taxes on the transportation benefits provided to each director as quantified below:

Director	Value of Taxes Paid ($)
Patricia M. Bedient	7,629
Marion C. Blakey	0
Phyllis J. Campbell	17,502
Jessie J. Knight Jr.	5,242
R. Marc Langland	20,511
Dennis F. Madsen	13,846
Byron I. Mallott	27,756
J. Kenneth Thompson	21,740

DIRECTOR STOCK OWNERSHIP POLICY

The Company expects directors to act in the Company's best interests regardless of the number of shares they own. However, in 2012, the Board of Directors revised its share ownership policy for its members. Each non-employee director is expected to hold shares of Company stock having a value equal to at least three times the director's annual cash retainer, such ownership to be achieved within five years of joining the Board. Deferred stock units held by directors, which are 100% vested at grant, will count toward the holding requirement even though they will not be issued until directors resign from the Board.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis (CD&A) section of the proxy statement explains how our executive compensation programs are structured and the Compensation and Leadership Development Committee's rationale for decisions regarding pay level and mix.

Executive Summary

This CD&A contains a discussion of the material elements of compensation earned during 2011 by the Company's Named Executive Officers listed in the Summary Compensation Table: William S. Ayer, chief executive officer of Alaska Air Group; Bradley D. Tilden, president of operating subsidiary Alaska Airlines; Glenn S. Johnson, president of operating subsidiary Horizon Air Industries; Benito Minicucci, chief operating officer of Alaska Airlines; and Brandon S. Pedersen, chief financial officer of Alaska Air Group. It includes a discussion of the following:

- Objectives of our Executive Compensation Program
- Our Compensation Philosophy
- How Executive Compensation is Determined
- Current Executive Pay Elements
  - Base Pay, Including Peer Group CEO Pay Comparisons
  - Performance-Based Annual Pay
  - Long-Term Equity Pay
  - Perquisites, Retirement Benefits and Deferred Compensation
- Changes in Compensation in Connection with Leadership Transition
- Policies on Executive Stock Ownership and Prohibition of Speculative Transactions
- Agreements Regarding Change In Control and Termination

The structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. Because the Named Executive Officers are primarily responsible for the overall execution of the Company's strategy, a high percentage of their total direct compensation is variable and tied to Company performance, thereby providing incentives to achieve goals that help create value for stockholders. Highlights of the program include:

- For 2011, the Committee approved target-level compensation for Mr. Ayer that is 80% variable and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is, on average, 73% variable and tied to stockholder value creation.
- Executives' bonuses under the Company's annual incentive program are based on the achievement of specific performance objectives (broadly applicable to all employees) established at the beginning of the fiscal year by the Compensation Committee and are capped at a specified maximum amount. As illustrated in the table on page 45, the annual incentive plan paid out above target this year primarily as a result of achieving record profitability and excellent customer satisfaction scores.
- Executives' equity incentive awards generally consist of a combination of stock options, time-based restricted stock unit awards and restricted stock

unit awards that vest only if specified performance levels are achieved. For 2010 and 2011, performance-based awards vest based on the Company's total shareholder return relative to a peer group of companies so that the executive's opportunity to benefit under the award is directly linked to the creation of value for stockholders.
- To further enhance the link between the interests of executives and stockholders, all of the Company's elected officers are expected to hold a specified level of Company stock as set forth in the Company's stock ownership policy.

The Compensation and Leadership Development Committee has reviewed its compensation programs for executives and for non-executives and believes that compensation is structured in a way that does not create risks that would be reasonably likely to have a material, adverse effect on the Company.

Objectives of our Executive Compensation Program

The objectives of the executive compensation programs, as determined by the Alaska Air Group Board Compensation and Leadership Development Committee, are as follows:

- **to attract and retain highly qualified executives** who share the Company's values and commitment to its strategic plan by designing the total compensation package to be competitive with an appropriate peer group;
- **to motivate executives to provide excellent leadership and achieve Company goals** by linking incentive pay to the achievement of specific targets that are reflected in the short-term incentive Performance-Based Pay Plan and the Company's strategic plan;
- **to align the interests of executives, employees, and stockholders** by tying a large portion of our executives' total direct compensation (defined as base salary, short-term incentive pay and equity awards) to the achievement of objective goals related to the Company's financial performance, safety record, cost structure, and customer satisfaction; and
- **to provide executives with reasonable security to motivate them to continue employment with the Company** and achieve goals that will help the Company remain competitive and thrive for the long term.

Compensation Philosophy

For the Named Executive Officers, the Compensation and Leadership Development Committee will generally set base salary at approximately the 25th percentile and provide executives an opportunity to achieve total direct compensation at the 50th percentile if annual and long-term incentive targets are reached, and to surpass the 50th percentile if those targets are exceeded. Base salary for other elected officers will be targeted between the 25th and the 50th percentiles with an opportunity to earn total direct compensation at the 50th percentile if annual and long-term incentives are reached, and to surpass the 50th percentile if those targets are exceeded.

How Executive Compensation is Determined

The Role of the Compensation and Leadership Development Committee and Consultants

The Compensation and Leadership Development Committee determines and approves the Named Executive Officers' compensation. The Committee has retained Mercer Consulting, LLP (Mercer), a wholly owned subsidiary of Marsh & McLennan Companies, Inc., to assist the Committee with its responsibilities related to the Company's executive and board of director compensation programs. In addition to serving as consultant to the Committee, Mercer also provided "other services" to the Company during 2011 relating to the Company's employee benefit plans, including broad-based plans maintained for the benefit of employees generally as well as certain supplemental retirement plans maintained for the Company's executive officers and other highly compensated employees. In 2011, Mercer received approximately $202,000 from the Company in connection with its consulting services for the Committee and approximately $786,200 for these "other services" related to Company benefit plans, of which approximately $753,600 was for services related to broad-based plans maintained for employees generally. The decision to engage Mercer to provide these "other services" was made by management. Although the Committee did not specifically approve all of these engagements, the Committee believes that the additional services provided by Mercer with respect to the Company's benefit plans do not prevent Mercer from being objective in its work for the Committee for the following reasons:

- the consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by Mercer or its affiliates;
- the consultant is not responsible for selling other Mercer or affiliate services to the Company;
- Mercer's professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Company in rendering advice or recommendations;
- the consultant has direct access to the Committee without management intervention; and
- the Committee has sole authority to retain and terminate the consultant.

When determining executive compensation, the Committee considers input from a variety of sources as well as several other factors described below.

When determining executive compensation, the Committee considers input from a variety of sources as well as several other factors described below.

How the Elements of Our Executive Compensation Program Were Selected

The Compensation and Leadership Development Committee conducts periodic reviews of the Company's executive compensation to ensure that it is structured to satisfy the Committee's objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. The compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect the performance of the business.

The Committee uses both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and provides appropriate incentives. Base salaries, benefits, perquisites, retirement benefits, and change-in-control benefits are intended to attract and retain highly qualified executives and are paid out on a short-term or current basis. Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives.

The Committee believes that this mix of short-term and long-term compensation allows it to achieve dual goals of attracting and retaining highly qualified executives and providing meaningful performance incentives for those executives.

Deterrents to Excessive Risk Taking

The Compensation and Leadership Development Committee believes it has designed the overall compensation program in such a way as to deter excessive risk taking, to encourage executives to focus on the long-term success of the Company and to align the interests of executives with those of stockholders by:

- encompassing several different financial and operational goals;
- using overlapping performance periods;
- incorporating short-term and long-term performance periods of varying lengths;
- capping short-term cash incentives;
- allowing Committee discretion to reduce amounts otherwise payable under certain awards;
- scaling compensation to our industry;
- considering internal equity among Company executives; and
- reflecting the current business challenges facing the Company.

Executive Pay Mix and the Emphasis on Variable Pay

The Compensation and Leadership Development Committee believes that emphasis on variable compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture and in aligning management's interests with those of the Company's stockholders. At the same time, the Committee believes that the executive compensation program provides meaningful incentives for executives while balancing risk and reward. When determining executive pay, the Committee attempts to ensure that compensation is closely aligned with the overall strategy of the Company and that it motivates executives to achieve superior performance and stockholder returns.

Total direct compensation for a Named Executive Officer is tailored to place a substantial emphasis on pay that is variable and tied to performance objectives. For 2011, the Committee approved target-level compensation for Mr. Ayer that is 80% variable and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is on average 73% variable and tied to stockholder value creation.


Total Direct Compensation of CEO
20%
80%
Base Pay
Variable Pay


Total Direct Compensation of Other NEOs
27%
73%
Base Pay
Variable Pay

The Use of Benchmarking Against a Peer Group

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. In analyzing the Named Executive Officers' compensation for 2011, the Committee reviewed the total direct compensation for executives of this peer group of air carriers excluding the companies that ceased reporting compensation data because they were no longer public.

The following companies represent the peer group selected by the Committee as a comparator for determining appropriate compensation levels beginning in 2010:

- AirTran Holdings
- AMR Corporation
- Continental Airlines*
- Delta Air Lines
- ExpressJet*
- Hawaiian Holdings
- JetBlue Airways
- Mesa Air Group*
- Republic Airways Holdings
- SkyWest
- Southwest Airlines
- United Airlines
- US Airways Group

*Due to merger or other reorganization, data was no longer separately reported for Continental, ExpressJet or Mesa Air Group at the time 2011 compensation was set for executives and, as a result, they were not included in the Committee's peer group analysis.

In general, the Company's executive compensation program is designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers.

The Committee chose to include the companies named above in its peer group for the following reasons:

- They represent a group of sufficient size to present a reasonable indicator of executive compensation levels.
- They are in the airline industry and their businesses are similar to the Company's business.
- The median annual revenue of this group is close to the Company's annual revenue.
- The Company competes with these peer companies for talent to fill certain key, industry-related executive positions.

The Application of Internal Equity Considerations

In addition to benchmarking against an industry peer group, the Committee believes it is appropriate to consider other principles of compensation, and not accept "benchmarking" data as the sole basis for setting compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles, most notably internal equity, when determining executive compensation. At current levels, the CEO's total direct compensation represents approximately two times that of the executive vice president level, and approximately five times that of the average vice president level. By considering internal equity, the Committee remains mindful of the ratio of CEO-to-employee pay and, as a result, is able to structure executive compensation in a way that is less susceptible to sudden, temporary changes in market compensation levels.

The Use of Tally Sheets

Annually, the Committee reviews tally sheets that show each element of compensation for Named Executive Officers. Base salaries, incentive plan payments, equity awards, equity exercises, perquisites, and health and retirement benefits are included on tally sheets, which are prepared by the Company's corporate affairs and human resources departments. To date, the Committee has used the tally sheets to verify that executive compensation is internally equitable and proportioned according to the Committee's expectations.

The Use of Performance Measures

The Committee uses objective performance goals in the Performance-Based Pay Plan (annual cash incentive plan). The Committee also applies performance measures as a basis for determining a significant percentage of long-term equity awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Company's strategic plan and by linking executives' compensation to long-term stockholder gain. All employee groups at the Company participated in the Performance-Based Pay Plan during 2011. The Committee believes that tying incentive pay to shared performance targets motivates all employees across the Company to achieve the same goals.

Consideration of Say-on-Pay Advisory Vote

At the May 2011 Annual Meeting, more than 94% of votes cast indicated approval of the advisory Say-on-Pay proposal in connection with the discussion of 2010 compensation. The Compensation and Leadership Development Committee believes that the vote outcome is an indication that stockholders generally approve of the structure of executive compensation at Alaska Air Group and, therefore, the Committee structured executive compensation for 2011 in a way that is generally consistent with 2010. Stockholders will have an opportunity annually to cast an advisory vote in connection with executive compensation.

Current Executive Pay Elements

Base Pay

In general, for Named Executive Officers, the Committee targets base salary levels at the 25th percentile based on peer group data identified in the review described in this discussion. For other vice president-level executives, the Committee targets base salary levels between the 25th and 50th percentiles.

The Committee assesses each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, the individual's leadership performance, and internal equity considerations.

In February 2011, the Committee approved an increase in Mr. Ayer's annual base salary from $400,000 to $412,000 based on market considerations. After giving effect to the increase, Mr. Ayer's salary remained below the 25th percentile for CEOs in the peer group. The chart below depicts CEO base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2011 Base Salary	
Alaska Air Group, Inc.	$412,000
Base Salary (Air Group peers)*	
AirTran Holdings	$564,000
AMR Corporation	$669,646
Delta Airlines, Inc.	$600,000
Hawaiian Holdings, Inc.	$591,212
JetBlue Airways	$600,000
Republic Airways Holdings	$450,000
Skywest	$384,200
Southwest Airlines	$465,000
UAL Corporation	$791,450
US Airways Group, Inc.	$550,000
Average Base Salary (Air Group peers)	**$566,501**

* Amounts are derived from most recent compensation data available as of the date of this Proxy Statement. In most cases, this is the 2010 base salary as reported in the respective company's 2011 proxy statement.

The Committee believes it is appropriate to target the 25th percentile for base salary levels of the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met. In 2011, the Named Executive Officers received modest increases in base salary based on market considerations.

Performance-Based Annual Pay

The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay Plan, which is intended to motivate the executives and other employees to achieve specific Company goals. All of the Company's employee groups participated in the Performance-Based Pay Plan during 2011. The Committee aligns executive compensation with the Company's strategic plan by choosing a target performance level for each operational or financial goal (outlined in the 2011 Performance-Based Pay Metrics table below) that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay Plan is assigned a target participation level that is at about the median level of target participation levels for similarly situated executives with the Company's peer group and is expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2011 target participation levels are as follows:

2011 Performance-Based Pay Plan Participation Rates

Name	Target Participation as % of Base Salary
William S. Ayer	100%
Bradley D. Tilden	85%
Glenn S. Johnson	75%
Benito Minicucci	75%
Brandon S. Pedersen	65%

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of objective performance standards set by the Compensation and Leadership Development Committee at the beginning of each year. For each performance metric, performance at the target level will generally result in a 100% payout of the target amount for that metric, while the payout is generally 200% for performance at or above the maximum level and 25% for performance at the threshold level. The payout percentages are prorated for performance between the levels identified below, but if performance for a particular metric is below the threshold level, no payment will be made as to that metric. The Committee retains the discretion to reduce bonus amounts below the level that would otherwise be paid based on these metrics. For 2011, the Performance-Based Pay Plan metrics were set as follows:

2011 Performance-Based Pay Metrics

		Threshold		Target		Maximum	
Goal	Weight	Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
Safety	10%						
• Lost-time injuries per 100 full-time employees (5%)		5.0 or fewer	3.7 or fewer	4.4 or fewer	3.0 or fewer	4.2 or fewer	2.7 or fewer
• Aircraft ground damage (5%)		2.2 or fewer	2.0 or fewer	1.9 or fewer	1.5 or fewer	1.5 or fewer	0.5 or fewer
Employee Engagement/Customer Satisfaction	10%						
• Measured by the number of months we exceed our monthly customer satisfaction goal		5 mos.	5 mos.	8 mos.	8 mos.	11 mos.	11 mos.
CASM	10%						
• Cost per available seat mile excluding fuel and special items		7.6¢	12.0¢	7.5¢	11.8¢	7.4¢	11.6¢
Alaska Air Group Profitability							
Adjusted Pretax Profit*	70%	$250 million		$475 million		$700 million	

* Note: Adjusted pre-tax profit means the net income of Alaska Air Group as computed by GAAP and adjusted for "Excluded Items" and "Alternative Accounting Treatments." "Excluded Items" means (a) income taxes, (b) pretax expense under any Alaska Air Group (or subsidiary) profit sharing, performance-based pay, operational performance rewards, variable pay, or similar programs as determined in the discretion of the Compensation and Leadership Development Committee, and (c) special income or expense items that, in the discretion of the Compensation and Leadership Development Committee, should be excluded because recognizing them would not appropriately serve the goals of the Plan. These may include, without limitation, gain or loss on disposition of capital assets, impairments or other fleet exit costs, expenses from voluntary or involuntary severance programs, government refunds or assistance and the cumulative effect of accounting changes. "Alternative Accounting Treatments" means expense or income items that, for purposes of calculating Adjusted Pretax Profit, the Company (or any subsidiary) will account for based on non-GAAP methods because, in the discretion of the Compensation and Leadership Development Committee, using GAAP accounting methods would not appropriately serve the goals of the Plan. These may include, without limitation, fuel hedge accounting on an "as settled" basis.

Annual target performance measures reflect financial and operational goals that are consistent with the strategic plan. Maximum goals reflect superior performance, while threshold goals generally reflect an acceptable but minimal level of improvement over the prior year's performance. The 2011 Alaska Air Group profitability target of $475 million corresponded to a 10.7% return on invested capital (ROIC). The Company's goal is to achieve a 10% average ROIC over the business cycle, which the Company believes will allow it to grow profitably. The Safety and Employee Engagement measures were set at levels the Committee believes will drive continuous improvement and maintain the Company's reputation as a leader in the industry in these areas. The cost-per-available seat mile excluding fuel and special items (CASM) metric was similarly chosen to support the Company's achievement of its strategic plan. The non-ticket passenger revenue modifier (shown below) is aligned with Alaska Air Group's overall operational performance goals and helps balance the incentives in the Performance-Based Pay Plan.

The Committee believes that using adjusted measures, such as CASM (excluding fuel and special items) and adjusted pre-tax profit, rather than Generally Accepted Accounting Principles (GAAP) measures more closely ties results to elements of performance that can be controlled by the decisions and actions of employees, thereby providing a more direct link between performance and reward. In addition, by removing the short-term impact of certain business decisions (such as the gain or loss on disposition of capital assets, for example), using adjusted measures encourages executives to make decisions that are in the best interest of the Company over the long term.

For 2011, a modifier was added to the Performance-Based Pay Plan that resulted in plus or minus ten percentage points based on Alaska Air Group's non-ticket passenger revenue per passenger. Non-ticket passenger revenue includes fees for such things as first-class upgrades, baggage, ticketing changes, onboard food and beverage, and other services not included in the base fare. This measure was intended to reinforce the Company's 2011 strategic goal of increasing revenues. The non-ticket passenger revenue modifier is aligned with each subsidiary's operational performance goals and helps balance the incentives in the Performance-Based Pay Plan. The performance measures are detailed below:

2011 Modifier to Performance-Based Pay

Alaska Air Group Non-Ticket Passenger Revenue Per Passenger Performance Goal											
-10 pts	-8 pts	-6 pts	-4 pts	-2 pts	No Adj.	+1 pts	+2 pts	+4 pts	+6 pts	+8 pts	+10 pts
11.00	11.10	11.20	11.30	11.40	11.50	11.50	11.60	11.70	11.80	11.90	12.00

Following is an example of the calculation of the 2011 Performance-Based Pay Plan payout for an Alaska Airlines executive whose target participation is 75% of base salary.

2011 Performance-Based Pay Calculation*

Metrics	Actual	% of Target Achieved	Weight	Payout %
Safety - Lost-Time Injuries*	5	0.0%	5.0%	0.0%
Safety - Aircraft Ground Damage*	1.0	200.0%	5.0%	10.0%
Employee Engagement/Customer Satisfaction*	11 months	200.0%	10.0%	20.0%
CASM (Cost per Available Seat Mile, excluding fuel)*	7.6 cents	25.0%	10.0%	2.5%
Alaska Air Group Profitability	>$546 million	131.7%	70.0%	92.2%
Non-Ticket Passenger Revenue	$ 12.07			10.0%
Total Payout %				134.7%
Participation Rate**			x	75.0%
Payout as a % of Base Salary			=	101.3%

* Based on Alaska Airlines' performance.

** Participation rates vary by position. The participation rate used in this example is for one of the Named Executive Officers.

The Performance-Based Pay Plan has paid out as follows since its inception:


History of Performance-Based Pay
200%
150%
100%
50%
0%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
51.9%
44.3%
166%
182.7%
188.2%
184.7%
134.7%
132.1%
Alaska average – 108%
Horizon average – 107%
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
2008 Alaska
2008 Horizon
2009 Alaska
2009 Horizon
2010 Alaska
2010 Horizon
2011 Alaska
2011 Horizon
% of Target

In addition, all of the Company's employees, including the executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive of $100 to all employees when certain operational performance targets are met. Awards are based on the achievement of on-time performance and customer satisfaction goals, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Pay

Long-term equity-based incentive awards that link executive pay to stockholder value are an important element of the Company's executive compensation program. Long-term equity incentives that vest over three- or four-year periods are awarded annually, resulting in overlapping vesting periods. The awards are designed to discourage short-term risk taking and are primarily intended to align Named Executive Officers' interests with those of stockholders. In addition, equity-based awards help attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

Stock Options

The Company grants a portion of its long-term incentive awards to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of the Company's common stock on the grant date. Thus, the Named Executive Officers will realize value from their stock options only to the degree that Air Group stockholders would realize value if they purchased shares and held them for the same period the executive holds his or her stock options. The stock options also function as a retention incentive for executives, as they generally vest ratably over a four-year period after the date of grant.

Restricted Stock Units

The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units generally vest on the third anniversary of the date they are granted and, upon vesting, are paid in shares of Alaska Air Group common stock. The units provide a long-term retention incentive through the vesting period that is not dependent solely on stock price appreciation. The units are designed to further link executives' interests with those of Air Group's stockholders, as the units' value is based on the value of Air Group common stock.

Performance Stock Units

The Company also grants the Named Executive Officers performance stock units as part of the long-term equity-based incentive program. The performance stock units vest only if the Company achieves performance goals established by the Committee for the performance period covered by the award. Performance stock units also provide a retention incentive as the executive generally must be employed through the performance period for the units to vest. Beginning in 2010, performance stock units have been tied to total shareholder return (TSR) as compared to an industry peer group. These performance stock units help to further link the interests of executives with those of our stockholders as the vesting of the units depends on the Company's TSR, and the ultimate value of any portion of the award that vests depends on the value of the Company's common stock.

The performance stock units granted in 2011 are eligible to vest based on the Company's TSR relative to the following peer group over the three-year period commencing January 1, 2011: AMR, Delta Air Lines, Hawaiian Holdings, JetBlue Airways, Mesa Air Group, Republic Airways Holdings, SkyWest, Southwest Airlines, United Airlines and US Airways Group. (The Committee will adjust the peer group annually as it deems appropriate if one or more of the peer airlines ceases to be a publicly traded company.) The Committee chose TSR as the performance measure for these awards to provide additional incentive for executives to help create shareholder value. Given the nature of the airline business, the Committee believes that measuring TSR on a relative basis against an industry peer group rather than on an absolute basis provides a more relevant reflection of the Company's performance by mitigating the impact of various macro-economic factors that tend to affect the entire industry and that are largely not under the control of executives. Beginning in 2012, performance stock unit awards will be based 50 percent on the Company's TSR performance relative to its peer group and 50 percent relative to S&P 500 companies. The Committee believes that also measuring the Company's performance relative to the broad market encourages executives to manage the Company is such a way as to attract a broader range of investors. The percentage of the performance stock units that vest may range from 0% to 200% of the target number of units subject to the award, depending on the Company's relative TSR for the performance period. The Committee did not grant performance stock units in 2009, but grants were made for the three-year performance periods beginning in January 2010 and 2011.

Equity Award Guidelines

The Committee considers and generally follows equity grant guidelines that are determined based on the target total direct compensation levels and pay mix described above. Target equity grants, when combined with the base salary and annual target incentive opportunity described above, are designed to achieve total direct compensation at the 50th percentile of the peer group data for Named Executive Officers. The Committee may adjust equity grants to the Named Executive Officers above or below these target levels based on the Committee's general assessment of:

- the individual's contribution to the success of the Company's financial performance;
- internal pay equity;
- the individual's performance of job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

The Committee believes that stock options, time-based restricted stock units and performance stock units each provide incentives that are important to the Company's executive compensation program as a whole. Therefore, the Committee generally allocates approximately the same amount of grant-date value (based on the principles used in the Company's financial reporting) of each executive's total equity incentive award to each of these three types of awards.

2011 Equity Awards

For 2011, the guidelines applied to the Named Executive Officers are noted in the table below:

Equity Award Guidelines

Name	Equity Target as % of Base Pay	Equity Mix		
		Stock Options	Restricted Stock Units	Performance Stock Units
William S. Ayer	300%	34%	33%	33%
Bradley D. Tilden	250%	34%	33%	33%
Glenn S. Johnson	200%	34%	33%	33%
Benito Minicucci	200%	34%	33%	33%
Brandon S. Pedersen	100%	34%	33%	33%

Special Equity Awards

The Committee retains discretion to make other equity awards at such times and on such terms as it considers appropriate to help achieve the goals of the Company's executive compensation program.

Perquisites and Personal Benefits

An annual amount equal to 12% of base salary is paid to each Named Executive Officer in lieu of all perquisites except for travel, life insurance, health exams, accidental death and dismemberment insurance and Alaska Airlines Boardroom membership. In addition, the Company will provide lifetime travel to Mr. Ayer as part of his retirement.

Retirement Benefits/Deferred Compensation

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and the Company's 401(k) plans are tax-qualified retirement plans that Mr. Ayer, Mr. Tilden and Mr. Johnson participate in on substantially the same terms as other participating employees. Due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan, the benefits that would otherwise be provided to these executives under the Salaried Retirement Plan are required to be limited. An unfunded defined-benefit plan, the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), provides make-up benefits plus supplemental retirement benefits. In lieu of the supplementary retirement defined-benefit plan, Mr. Minicucci and Mr. Pedersen participate in a defined-contribution plan under the Company's Nonqualified Deferred Compensation Plan and the Company's Supplementary Retirement Defined Contribution Plan.

The Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments under the Company's Nonqualified Deferred Compensation Plan. The Company believes that providing deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the tables under "Pension and Other Retirement Plans" and "2011 Nonqualified Deferred Compensation" and the information following the tables for a description of these plans, pages 57 and 59, respectively.

Changes in 2012 Compensation in Connection with Leadership Transition

In February 2012, Mr. Tilden was named CEO effective May 15, 2012, following the Annual Meeting. Following that date, Mr. Ayer will continue as the Company's executive chair. In connection with this change, the Committee approved an annual base salary of $425,000 for Mr. Tilden. Beginning in 2012, Mr. Tilden's target participation rate in the Company's short-term annual cash incentive plan will be 100% of base salary, and he will be entitled to receive long-term incentive equity awards at a target rate of 300% of base salary. On February 14, 2012, the Committee granted Mr. Tilden an award of performance stock units with a grant date fair value equal to 400% of his base salary in connection with his promotion to CEO. The Committee set Mr. Ayer's 2012 annual salary at $103,000, commensurate with an anticipated reduction in his responsibilities during the leadership transition. Mr. Ayer will continue to be eligible to receive annual equity awards, but at a level consistent with the value of equity received by the Company's other non-employee Board members.

Stock Ownership Policy

The Compensation and Leadership Development Committee believes that requiring significant stock ownership by executives further aligns their interests with those of long-term stockholders. In 2011, the Compensation and Leadership Development Committee revised the Company's stock ownership policy for elected officers. Under the revised policy, within five years of election, each executive officer must beneficially own a number of shares of the Company's common stock with a fair market value equal to or in excess of a specified multiple of the individual's base salary as follows:

- the CEO is required to acquire and hold Company stock with a value of five times base salary; and
- the other Named Executive Officers are required to acquire and hold Company stock with a value of two to three times base salary, depending on their levels of responsibility.

Executives are required to retain 50% of any shares of common stock acquired in connection with the vesting of restricted stock units and performance stock units until the holding target is reached. Unexercised stock options, unvested restricted stock units and unvested performance share units do not count toward satisfaction of the ownership requirements. The Committee reviews compliance with this requirement annually.

Prohibition of Speculative Transactions in Company Securities

Our insider trading policy prohibits our executive officers, including the Named Executive Officers, from engaging in certain speculative transactions in the Company's securities, including engaging in short-term trading, short sales, publicly traded options (such as puts, calls or other derivative securities), margin accounts, pledges or hedging transactions.

Agreements Regarding Change in Control and Termination

The Company has change-in-control agreements with the Named Executive Officers that provide for severance benefits if the executive's employment terminates under certain circumstances in connection with a change in control.

The Company has entered into change-in-control agreements with these executives because it believes that the occurrence, or potential occurrence, of a change-in-control transaction would create uncertainty and disruption during a critical time for the Company. The payment of cash severance benefits under the agreements is triggered if two conditions are met: (1) actual or constructive termination of employment and (2) a change-in-control transaction. The Committee believes that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change-in-control event occurs, the Named Executive Officer's severance and benefits payable under the contract begins to diminish with time so long as the executive's employment continues, until ultimate expiration of the agreement 36 months later. In November 2007, the Compensation and Leadership Development Committee amended its policy regarding the provision of payments to executive officers for excise taxes imposed under Section 280G such that any new agreements between the Company and its executives will not include reimbursement for Section 280G excise taxes.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to its CEO and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Committee strives whenever possible to structure its compensation plans such that they are tax-deductible, and it believes that a substantial portion of compensation paid under its current program (including the annual incentives, performance stock units and stock option grants described above) satisfies the requirements under Section 162(m). However, the Committee reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2011, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE REPORT(1)

The Compensation and Leadership Development Committee has certain duties and powers as described in its charter. The Committee is currently composed of three non-employee directors who, along with the former Chair of the Committee, are named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Compensation and Leadership Development Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this Proxy Statement. Based upon this review and discussion, the Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2011 Annual Report on Form 10-K on file with the SEC and the Company's 2011 Proxy Statement.

Compensation and Leadership Development Committee of the Board of Directors

J. Kenneth Thompson, Chair
Phyllis J. Campbell, former Chair
R. Marc Langland, member
Dennis F. Madsen, member

(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

COMPENSATION AND LEADERSHIP DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation and Leadership Development Committee members whose names appear on the Compensation and Leadership Development Committee Report above were committee members during all of 2011 except for Ms. Campbell and Mr. Langland, each of whom served a partial year as a result of Mr. Langland joining the Committee and Ms. Campbell leaving the Committee in May 2011. No member of the Compensation and Leadership Development Committee during 2011 is or has been an executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation and Leadership Development Committee during the fiscal year ended December 31, 2011.

2011 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of the CEO, the CFO and the three other most highly compensated executive officers for services rendered during 2011. These individuals are referred to as "Named Executive Officers" in this Proxy Statement. As noted above, Mr. Ayer will retire as CEO of the Company and its subsidiary carriers, effective at the 2012 Annual Meeting, and will be succeeded in those positions by Mr. Tilden.

Name and Principle Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Post-Split Stock Awards ($)(1) (e)	Post-Split Option Awards ($)(1) (f)	Non-Equity Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
William S. Ayer(5)	2011	410,154	0	821,420	425,571	553,577	611,999	93,209	2,915,930
Chair, President and	2010	395,385	0	1,120,197	697,052	745,314	305,617	93,785	3,357,350
CEO, Alaska	2009	373,846	0	1,549,781	1,675,171	621,585	271,949	78,424	4,570,756
Bradley D. Tilden	2011	388,269	0	649,780	336,498	445,649	543,728	87,040	2,450,964
President, Alaska	2010	370,961	0	578,724	274,345	594,627	319,527	80,522	2,218,706
	2009	353,074	0	544,145	590,016	440,577	250,643	81,315	2,259,770
Glenn S. Johnson(6)	2011	308,846	0	416,840	214,435	306,889	513,009	74,207	1,834,226
President, Horizon Air	2010	299,999	0	1,450,732	176,880	421,269	351,001	68,889	2,768,770
	2009	311,537	0	388,651	419,948	388,863	417,941	61,656	1,988,596
Benito Minicucci	2011	293,846	0	490,400	257,322	297,958	0	126,567	1,466,093
Exec VP/Operations	2010	280,961	0	352,556	167,856	397,776	0	118,663	1,317,812
and COO, Alaska	2009	259,610	0	305,916	333,248	324,215	18,487	64,642	1,306,118
Brandon S. Pedersen(7)	2011	260,961	0	176,544	91,052	229,585	0	113,149	871,291
VP/Finance and CFO	2010	219,389	0	198,010	46,205	269,578	0	89,003	822,185
Alaska									

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements (disregarding any estimate of forfeitures related to service-based vesting conditions). For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 13 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2011 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted in 2011 to the Named Executive Officers, please see the discussion under "Grants of Plan-Based Awards" below.

The amounts reported in Column (e) of the table above also include the grant date fair value of performance-based stock unit awards granted in 2010 and 2011 to the Named Executive Officers based on the probable outcome (determined as of the grant date) of the performance-based conditions applicable to the awards. Performance-based stock unit awards were not granted in 2009. The following table presents the aggregate grant date fair value of these performance-based awards included in Column (e) for 2010 and 2011 and the aggregate grant date value of these awards assuming that the highest level of performance conditions will be achieved.

Name	2010 Performance Awards		2011 Performance Awards	
	Aggregate Grant Date Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)	Aggregate Grant Date Fair Value (Based on Probable Outcome) ($)	Aggregate Grant Date Fair Value (Based on Maximum Performance) ($)
William S. Ayer	372,512	745,024	410,710	821,420
Bradley D. Tilden	289,362	578,724	324,890	649,780
Glenn S. Johnson	1,264,476	1,450,732	208,420	416,840
Benito Minicucci	176,278	352,557	245,200	490,400
Brandon S. Pedersen	48,892	97,784	88,272	176,544

(2) Non-Equity Incentive Plan Compensation is Performance-Based Pay Plan compensation and Operational Performance Rewards, further described in the "Compensation Discussion and Analysis" section above.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan (defined benefit plan) as well as earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan. For Mr. Minicucci and Mr. Pedersen, Company contributions to the Defined-Contribution Officers Supplementary Retirement Plan (DC-OSRP) in lieu of the defined-benefit plan are reported in Column (i) and detailed in the table in Footnote (4) below.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Tax reimbursements are provided for travel privileges unique to the airline industry. Also included in the total for Column (i) are: the Company's incremental cost of providing flight benefits; Alaska Airlines Board Room membership; annual physical; and accidental death and dismemberment insurance premiums. By providing positive-space travel without tax consequences to Named Executive Officers, we are able to deliver a highly valued benefit at a low cost to the Company. In addition, we believe that this benefit provides the opportunity for Named Executive Officers to connect with the Company's frontline employees. As noted in the "Compensation Discussion and Analysis" section above, we pay each of the Name Executive Officers a "Perquisite Allowance" equal to 12% of the executive's base salary in lieu of providing perquisites other than those noted above.

Itemization of All Other Compensation (Column i)

Name	Company Contribution to 401(k) Account	Company Contribution to DC-OSRP Account	Term Life Insurance Premiums / and Taxes Paid	Medical Insurance Premium	Perquisite Allowance	Tax Gross- Up on Personal Travel	Other	Total "All Other Compensation"
William S. Ayer	7,350		4,534/2,600	12,760	49,274	15,091	1,600	93,209
Bradley D. Tilden	7,350		960/552	12,760	46,592	16,903	1,923	87,040
Glenn S. Johnson	16,500		2,346/1,346	6,206	37,062	7,968	2,779	74,207
Benito Minicucci	14,700	54,342	969/556	12,462	35,262	7,304	972	126,567
Brandon S. Pedersen	14,700	35,724	698/401	12,760	31,315	14,952	2,599	113,149

* "Other" includes the Company's incremental cost of providing flight benefit, Alaska Airlines Board Room membership, annual physical, and accidental death and dismemberment insurance premiums.

(5) The Compensation and Leadership Development Committee granted special incentive awards including stock options and restricted stock units to Mr. Ayer in January 2009.

(6) Mr. Johnson was elected President of Horizon Air Industries, Inc. in June 2010. Previously he was Executive Vice President/Finance and CFO of Alaska Air Group, Inc. The Compensation and Leadership Development Committee granted a special performance stock unit award to Mr. Johnson upon his election to president of Horizon Air on June 10, 2010.

(7) Mr. Pedersen was elected CFO of Alaska Air Group and Alaska Airlines in June 2010, and was not a Named Executive Officer prior to 2010. As such, only Mr. Pedersen's 2010 and 2011 compensation information is included.

2011 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2011. Please see the "Performance-Based Annual Pay" section (on page 42) of the "Compensation Discussion and Analysis" above for a description of the material terms of the non-equity incentive plan awards reported in this table and the "Long-Term Equity-Based Pay" section (on page 46) of the "Compensation Discussion and Analysis" for a description of the material terms of the equity-based awards reported in this table. Each of the equity-based awards reported in the table below was granted under our 2008 Performance Incentive Plan (2008 Plan).

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($)(1) (l)
William S. Ayer											
• Stock Options	2/7/2011								25,800	30.65	425,571
• RSUs	2/7/2011							13,400			410,710
• PSUs	2/7/2011				0	6,700	13,400				410,710
• PBP Plan	N/A	103,000	412,000	824,000							
Bradley D. Tilden											
• Stock Options	2/7/2011								20,400	30.65	336,498
• RSUs	2/7/2011							10,600			324,890
• PSUs	2/7/2011				0	5,300	10,600				324,890
• PBP Plan	N/A	82,875	331,500	663,000							
Glenn S. Johnson											
• Stock Options	2/7/2011								13,000	30.65	214,435
• RSUs	2/7/2011							6,800			208,420
• PSUs	2/7/2011				0	3,400	6,800				208,420
• PBP Plan	N/A	58,125	232,500	465,000							
Benito Minicucci											
• Stock Options	2/7/2011								15,600	30.65	257,322
• RSUs	2/7/2011							8,000			245,200
• PSUs	2/7/2011				0	4,000	8,000				245,200
• PBP Plan	N/A	55,313	221,250	442,500							
Brandon S. Pedersen											
• Stock Options	2/7/2011								5,520	30.65	$ 91,052
• RSUs	2/7/2011							2,880			$ 88,272
• PSUs	2/7/2011				0	1,440	2,880				$ 88,272
• PBP Plan	N/A	43,063	172,250	344,500							

Key: RSUs – Restricted Stock Units; PSUs – Performance Stock Units; PBP Plan – Performance-Based Pay Plan

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 13 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2011 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

OUTSTANDING EQUITY AWARDS AT 2011 FISCAL YEAR END

The following table presents information regarding the outstanding equity awards held by each of the Named Executive Officers as of December 31, 2011, including the vesting dates for the portions of these awards that had not vested as of that date.

		Option Awards				Stock Awards			
Name (a)	Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($) (j)(1)
William S. Ayer	9/13/2006	74,600	0	18.98	9/13/2016				
	1/31/2007	47,600	0	21.425	1/31/2017				
	2/8/2008	0	26,400(2)	13.745	2/8/2018				
	1/29/2009	0	51,300(4)	13.78	1/29/2019	48,250(4)	1,811,546		
	1/29/2009	0	136,676(5)	13.78	1/29/2019	64,216(5)	2,410,990		
	2/3/2010	19,310	57,930(6)	16.63	2/3/2020	44,960(6)	1,688,023	22,400(9)	841,008
	2/7/2011	0	25,800(10)	30.65	2/7/2021	13,400(10)	503,103	13,400(9)	503,103
Bradley D. Tilden	9/13/2006	23,100	0	18.98	9/13/2016				
	1/31/2007	24,600	0	21.425	1/31/2017				
	2/8/2008	0	13,700(2)	13.745	2/8/2018				
	1/29/2009	0	42,138(4)	13.78	1/29/2019	39,488(4)	1,482,577		
	2/3/2010	7,600	22,800(6)	16.63	2/3/2020	17,400(6)	653,283	17,400(9)	653,283
	2/7/2011	0	20,400(10)	30.65	2/7/2021	10,600(10)	397,977	10,600(9)	397,977
Glenn S. Johnson	2/8/2008	0	10,950(2)	13.745	2/8/2018				
	1/29/2009	0	29,992(4)	13.78	1/29/2019	28,204(4)	1,058,919		
	2/3/2010	0	14,700(6)	16.63	2/3/2020	11,200(6)	420,504	11,200(9)	420,504
	6/10/2010							44,000(7)	1,651,980
	2/7/2011	0	13,000(10)	30.65	2/7/2021	6,800(10)	255,306	6,800(9)	255,306
Benito Minicucci	2/8/2008	0	2,670(2)	13.745	2/8/2018				
	6/12/2008	0	1914(3)	8.94	6/12/2018				
	1/29/2009	0	23,800(4)	13.78	1/29/2019	22,200(4)	833,499		
	2/3/2010	0	13,950(6)	16.63	2/3/2020	10,600(6)	397,977	10,600(9)	397,977
	2/7/2011	0	15,600(10)	30.65	2/7/2021	8,000(10)	300,360	8,000(9)	300,360
Brandon S. Pedersen	9/13/2006	5,540	0	18.98	9/13/2016				
	12/1/2006	2,000	0	19.99	12/1/2016				
	2/8/2008	1754	3,600(2)	13.745	2/8/2018				
	1/29/2009	7,000	7,000(4)	13.78	1/29/2019	6,580(4)	247,046		
	2/3/2010	1280	3,840(6)	16.63	2/3/2020	2,940(6)	110,382	2,940(9)	110,382
	6/10/2010					4,090(8)	153,559		
	2/7/2011	0	5,520(10)	30.65	2/7/2021	2,880(10)	108,130	2,880(9)	108,130

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $37.545 (the closing price of our common stock on the last trading day of fiscal 2011, adjusted for the two-for-one stock split).

(2) The unvested options under the 2/8/08 grant will become vested as follows: Mr. Ayer — 26,400 on 2/8/12; Mr. Tilden — 13,700 on 2/8/12; Mr. Johnson —10,950 on 2/8/12; Mr. Minicucci —2,670 on 2/8/12; and Mr. Pedersen — 3,600 on 2/8/12.

(3) The unvested options under the 6/12/08 grant will become fully vested on 6/12/12.

(4) The RSUs awarded on 1/29/09 will become fully vested on 1/29/12. The unvested options under the 1/29/09 grant will become vested as follows: Mr. Ayer —25,650 on 1/29/12; and 25,650 on 1/29/2013; Mr. Tilden — 21,068 on 1/29/12 and 21,070 on 1/29/13; Mr. Johnson —14,996 on 1/29/12 and 14,996 on 1/29/13; Mr. Minicucci — 11,900 on 1/29/12 and 11,900 on 1/29/13; and Mr. Pedersen — 3,500 on 1/29/12 and 3,500 on 1/29/13.

(5) The awards granted to Mr. Ayer on 1/29/09 will fully vest on the third anniversary of the grant date, or 1/29/12.

(6) The RSUs awarded on 2/3/10 will become fully vested on 2/3/13. The unvested options under the 2/3/10 grant will become vested as follows: Mr. Ayer —19,310 on 2/3/12, 19,310 on 2/3/13 and 19,310 on 2/3/14; Mr. Tilden —7,600 on 2/3/12, 7,600 on 2/3/13 and 7,600 on 2/3/14; Mr. Johnson —4,900 on 2/3/12, 4,900 on 2/3/13 and 4,900 on 2/3/14; Mr. Minicucci — 4,650 on 2/3/12, 4,650 on 2/3/13 and 4,650 on 2/3/14; and Mr. Pedersen — 1,280 on 2/3/12, 1,280 on 2/3/13 and 1,280 on 2/3/14.

(7) The performance stock units granted to Mr. Johnson on 6/10/10 will vest based on the goals set for a two-year performance period ending 7/31/12.

(8) The RSUs awarded on 6/10/10 will become fully vested on 6/10/13.

(9) The performance stock units reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above and in footnote (1) to the Summary Compensation Table above. The performance stock units granted on 2/3/10 will vest based on the goals set for a three-year performance period ending 12/31/12; and the performance stock units granted on 2/7/11 will vest based on the goals set for a three-year performance period ending 12/31/13.

(10) The RSUs awarded on 2/7/11 will become fully vested on 2/7/14. The unvested options under the 2/7/11 grant will become vested as follows: Mr. Ayer — 6,450 on 2/7/12, 6,450 on 2/7/13, 6,450 on 2/7/14 and 6,450 on 2/7/15; Mr. Tilden — 5,100 on 2/7/12, 5,100 on 2/7/13, 5,100 on 2/7/14 and 5,100 on 2/7/15; Mr. Johnson — 3,250 on 2/7/12, 3,250 on 2/7/13, 3,250 on 2/7/14 and 3,250 on 2/7/15; Mr. Minicucci — 3,900 on 2/7/12, 3,900 on 2/7/13, 3,900 on 2/7/14 and 3,900 on 2/7/15; and Mr. Pedersen — 1,380 on 2/7/12, 1,380 on 2/7/13, 1,380 on 2/7/14 and 1,380 on 2/7/15.

2011 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2011 and on the vesting during 2011 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (1) (e)
William S. Ayer	316,438	6,271,752	56,400	1,736,100
Bradley D. Tilden	216,132	3,919,217	29,850	918,935
Glenn S. Johnson	37,810	595,924	24,000	738,864
Benito Minicucci	26,104	479,675	54,736	1,847,124
Brandon S. Pedersen	11,686	141,245	16,406	505,395

(1) The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of our common stock to which the exercise of the option related, by (ii) the difference between the per-share closing price of our common stock on the date of exercise and the exercise price of the options. The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

PENSION AND OTHER RETIREMENT PLANS

The Company maintains two primary defined benefit pension plans covering Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is the qualified defined-benefit employee retirement plan, and the Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, participate in this plan on the same general terms as other eligible employees. The Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under the qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credit Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	16.362	849,297	N/A
	Supplementary Retirement Plan	16.398	2,385,343	N/A
Bradley D. Tilden	Salaried Retirement Plan	20.844	823,700	N/A
	Supplementary Retirement Plan	12.919	1,279,958	N/A
Glenn S. Johnson	Salaried Retirement Plan	15.742	633,543	N/A
	Supplementary Retirement Plan	8.431	1,545,714	N/A
Benito Minicucci	Salaried Retirement Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	N/A	N/A	N/A
Brandon S. Pedersen	Salaried Retirement Plan	N/A	N/A	N/A
	Supplemental Retirement Plan	N/A	N/A	NA

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2011 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 6 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2011 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) In lieu of participation in the defined-benefit plans, Mr. Minicucci and Mr. Pedersen receive a contribution to the Company's defined-contribution plans. Specifically, in lieu of participation in the qualified defined-benefit pension plan, Mr. Minicucci and Mr. Pedersen each receive a Company match contribution to the Alaskasaver 401(k) Plan up to 6% of their eligible wages. In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci and Mr. Pedersen participate in the Supplementary Retirement defined-contribution plan, which is further described below.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003. Each of the Named Executive Officers that participates in the Plan is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2011, this limit was $245,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2011, this limit on annual benefits was $195,000.

Supplementary Retirement Plans

In addition to the benefits described above, the Named Executive Officers, other than Mr. Minicucci and Mr. Pedersen, are eligible to receive retirement benefits under the Supplementary Retirement defined-benefit plan. This plan is a non-qualified, unfunded, defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer.

This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement defined-benefit plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement defined-benefit plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement defined-benefit plan.)

Participants in the Supplementary Retirement defined-benefit plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or upon termination of the participant's employment due to death or disability.

In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci and Mr. Pedersen participate in the Company's Supplementary Retirement Defined-Contribution plan. Under this plan, the Company contributes 10% of the officer's eligible wages, as defined in plan documents, minus the maximum legal Company contribution that the Company made, or could have made, under the Company's qualified defined-contribution plan.

On June 20, 2011, the Board of Directors amended the Salaried Retirement Plan and the Supplementary Retirement Plan to provide that, effective January 1, 2014, both plans will be frozen so that participants in the plans will not accrue any benefits with respect to services performed or compensation earned on or after that date. The Board of Directors also amended the Supplementary Retirement Defined-Contribution Plan so that, effective January 1, 2014, officers who previously participated in the Supplementary Retirement Plan, including Mr. Ayer, Mr. Tilden and Mr. Johnson, and are then employed by the Company, will be eligible to participate in that plan.

2011 NONQUALIFIED DEFERRED COMPENSATION

Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. There were no deferrals under the plan by any of the Named Executive Officers in 2011. The crediting interest rate for amounts deferred in prior years is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Participants under the plan have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified deferred compensation plans during 2011, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2011.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
William S. Ayer	0	0	14,607	41,401	279,490
Bradley D. Tilden	0	0	0	0	0
Glenn S. Johnson	0	0	22,888	98,621	480,439
Benito Minicucci	0	54,342	26,980	0	72,697
Brandon S. Pedersen	0	35,724	38,363	0	64,093

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is required to be included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. However, total earnings for each Named Executive Officer listed in Column (d) above were included as earnings in column (h) of the Summary Compensation Table.

POTENTIAL PAYMENTS UPON CHANGE IN CONTROL AND TERMINATION

The Company has entered into change-in-control agreements with each of the Named Executive Officers. Under these agreements, if a change of control occurs, a three-year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay Plan incentive or the average of the executive's annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plans; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump-sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change in control agreements.) In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) the executive receives is sufficient to pay the excise tax due.

In November 2007, the Compensation and Leadership Development Committee amended its policy regarding the provision of payments to executive officers for excise taxes imposed under Section 280G such that any new agreements between the Company and its executives will not include reimbursement for Section 280G excise taxes. In the event that benefits under an agreement that was in place prior to the policy change exceeds the threshold amount that would trigger an excise tax under Section 280G of the Internal Revenue Code by less than 10%, the benefits will be reduced to the extent necessary to avoid triggering the excise tax. If the benefits exceed the Section 280G threshold amount by more than 10%, the benefits will be paid in full, and the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) the executive receives is sufficient to pay the excise tax due.

In addition, outstanding and unvested stock options, restricted stock units and the target number of performance stock units would become vested under the terms of our equity plans. Under the 2008 Performance Incentive Plan, awards will not vest unless a termination of employment without cause or for good reason also occurs or an acquirer does not assume outstanding awards. Finally, the executive's unvested benefits under the Supplementary Retirement Plan would vest on a change in control whether or not the executive's employment was terminated. The outstanding equity awards held by the executives as of December 31, 2011 are described above under "Outstanding Equity Awards at Fiscal Year End" and each executive's accrued benefits under our retirement plans are described above under "2011 Pension Benefits."

In the event the executive's employment terminates by reason of death, disability or retirement, (i) restricted stock units would become vested under the terms of our equity plans, and a prorated portion of the performance stock units would vest at the conclusion of the performance period based on actual performance and the portion of the performance period in which the executive was employed; and (ii) options would be fully vested upon death or disability, vested to the extent they would have vested in the next three years upon retirement, and the options can be exercised for three years following term of employment. Furthermore, Mr. Ayer would be entitled to lifetime air travel on Alaska Airlines and Horizon Air having an approximate incremental cost to the Company of $13,891.

In the tables below, we have estimated the potential cost to us of the payments and benefits each of our Named Executive Officers would have received if the executive's employment had terminated due to retirement, death or disability, or change in control on December 31, 2011. The value of accelerated vesting would be the amount described in the column entitled Equity Acceleration below, assuming the performance share units pay at target. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period.

The calculations are estimates for proxy disclosure purposes only. Payments on an actual change in control or termination may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and other factors.

Retirement

	Cash Severance	Enhanced Retirement Benefit	Benefit Continuation	Lifetime Airfare Benefit(1)	Equity Acceleration(2)	Excise Tax Gross-Up	Total
William S. Ayer	0	0	0	13,891	13,582,629	0	13,596,520
Bradley D. Tilden	0	0	0	0	5,011,843	0	5,011,843
Glenn S. Johnson	0	0	0	0	4,549,534	0	4,549,534
Benito Minicucci	0	0	0	0	2,890,038	0	2,890,038
Brandon S. Pedersen	0	0	0	0	1,089,642	0	1,089,642

Death or Disability

	Cash Severance	Enhanced Retirement Benefit	Benefit Continuation	Lifetime Airfare Benefit(1)	Equity Acceleration(2)	Excise Tax Gross-Up	Total
William S. Ayer	0	0	0	13,891	13,627,102	0	13,640,993
Bradley D. Tilden	0	0	0	0	5,047,008	0	5,047,008
Glenn S. Johnson	0	0	0	0	4,571,943	0	4,571,943
Benito Minicucci	0	0	0	0	2,916,929	0	2,916,929
Brandon S. Pedersen	0	0	0	0	1,099,157	0	1,099,157

Change in Control

	Cash Severance(3)	Enhanced Retirement Benefit(4)	Benefit Continuation(5)	Lifetime Airfare Benefit(1)	Equity Acceleration(2)	Excise Tax Gross-Up	Total
William S. Ayer	3,415,466	331,086	304,027	13,891	14,242,840	0	18,307,310
Bradley D. Tilden	2,802,497	568,938	302,462	0	5,530,087	1,962,427	11,166,411
Glenn S. Johnson	2,234,112	660,446	197,737	0	5,432,975	2,018,200	10,543,471
Benito Minicucci	2,254,946	14,700	188,962	0	3,249,828	1,435,901	7,144,337
Brandon S. Pedersen	2,162,825	14,700	243,433	0	1,208,038	1,141,187	4,770,183

(1) Mr. Ayer is entitled to lifetime air travel benefits under all termination scenarios. In this column, we show the present value of this benefit, calculated using a discount rate and mortality table that are the same as those used for our pension plan accounting under ASC 715-20 as of December 31, 2011, described above in the section titled "2011 Pension Benefits." Other assumptions include that the lifetime average annual usage is equal to actual average annual usage amounts in 2009 through 2011, and that the annual value of the benefit is equal to the annual incremental cost to the Company, which will be the same as the average of the incremental cost incurred to provide air benefits to the executive in those years as disclosed under All Other Compensation in the Summary Compensation Table.

(2) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon termination of employment in the circumstances described above based on a stock price of $75.10 (the pre-split closing price of our stock on the last trading day of fiscal 2011). The value of the extended term of the options is not reflected in the table because we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change in control.

(3) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(4) Represents the sum of (a) except in the case of Mr. Minicucci and Mr. Pedersen, the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12-months prior to a change in control, (b) except in the case of Mr. Minicucci and Mr. Pedersen, the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, (c) the matching contribution the executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period, and (d) in the case of Mr. Minicucci and Mr. Pedersen, the contribution the executive would have received under our nonqualified defined contribution plan had the executive continued to participate in the plan during the employment period.

(5) Represents the estimated cost of (a) 18 months of premiums under our medical, dental and vision programs, and (b) three years of continued participation in life, disability, accidental death insurance and other fringe benefit programs.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 23, 2012, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Securities Ownership of Management

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
William S. Ayer	113,191	355,996	469,187	*
Patricia M. Bedient	10,816	0	10,816	*
Marion C. Blakey	526	0	526	*
Phyllis J. Campbell	11,100	0	11,100	*
Jessie J. Knight, Jr.	13,156	0	13,156	*
R. Marc Langland	16,348	0	16,348	*
Dennis F. Madsen	12,528	0	12,528	*
Byron I. Mallott	12,566	0	12,566	*
J. Kenneth Thompson	20,316	0	20,316	*
Bradley D. Tilden	85,614	102,768	188,382	*
Glenn S. Johnson	22,081	0	22,081	*
Benito Minicucci	47,866	23,120	70,986	*
Brandon S. Pedersen	12,000	21,794	33,794	*
All Company directors and executive officers as a group (19 persons)	433,960	596,312	1,030,272	1.5%

*Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the SEC and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable within 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Ayer, 59,600; Mr. Tilden, 39,200; Mr. Johnson, 23,600; Mr. Minicucci, 25,600; and Mr. Pedersen, 13,610. This table also excludes shares of common stock payable upon vesting of performance stock units, none of which will vest within the next 60 days of the record date, and which are described in the *"2011 Grants of Plan Based Awards"* table on page 54.

Total shares beneficially owned reported for non-employee directors also include common shares to be issued upon the director's resignation from the board. The aggregate number of deferred stock units granted to date: Ms. Bedient, 9,304; Ms. Blakey, 1,902; Ms. Campbell, 9,304; Mr. Knight, 9,304; Mr. Langland, 9,304; Mr. Madsen, 9,304; Mr. Mallott, 9,304; and Mr. Thompson, 9,304.

(3) We determined applicable percentage ownership based on 71,398,578 shares of our common stock outstanding as of March 23, 2012.

5% or More Beneficial Owners

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 23, 2012.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares (1)
BlackRock, Inc. (2) 40 East 52nd Street New York, New York 10022	6,695,310	9.4%
PRIMECAP Management Company (3)(4) 225 South Lake Avenue, #400 Pasadena, California 91101	5,301,700	7.5%
PAR Capital Management Inc. (5) One International Place, Suite 2041 Boston, Massachusetts 02110	4,006,228	5.7%
The Vanguard Group, Inc. (6) 100 Vanguard Blvd. Malvern, Pennsylvania 19355	3,920,326	5.5%
Renaissance Technologies Holding Corporation (7) 800 Third Avenue New York, New York 10022	3,822,400	5.4%

(1) We determine applicable percentage ownership based on more than 71,398,578 shares of our common stock outstanding as of March 23, 2012.

(2) Beneficial ownership information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on January 20, 2012. BlackRock reported in the Schedule 13G that it had sole voting power and sole dispositive power over all 6,695,310 shares.

(3) Beneficial ownership information is based on a Schedule 13G/A filed by PRIMECAP Management Company ("PRIMECAP") on February 9, 2012. PRIMECAP reported in the Schedule 13G/A that it had sole voting power over 437,600 shares and sole dispositive power over all 5,301,700 shares.

(4) A Schedule 13G/A filed on January 26, 2012 by Vanguard Chester Funds — Vanguard Primecap Fund ("Vanguard"), reported sole voting power over 4,800,000 of the shares representing 6.75% of our outstanding common stock. The Vanguard Primecap Fund shares are included in the shares reported in the table as beneficially owned by PRIMECAP Management Company.

(5) A Schedule 13G filed jointly by PAR Investment Partners, L.P., PAR Group, L.P., and PAR Management, Inc. on February 14, 2012 reported sole voting power and sole dispositive power over all 4,006,228 shares.

(6) A Schedule 13G filed on February 6, 2012 by the Vanguard Group, Inc. reported sole voting power over 109,960 shares and sole dispositive power over 3,810,366 shares.

(7) A Schedule 13G filed on February 13, 2012 by Renaissance Technologies Holdings Corporation ("RTHC") reported sole voting power over 3,637,090 shares and sole dispositive power over 3,751,188 shares.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this Proxy Statement any person subject to this requirement who failed to file a report on a timely basis. Based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2011.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

A Delaware Corporation

91-1292054	**19300 International Boulevard, Seattle, Washington 98188**
(I.R.S. Employer Identification No.)	**Telephone: (206) 392-5040**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of January 31, 2012, shares of common stock outstanding totaled 35,453,202. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2011, was approximately $2.5 billion (based on the closing price of $68.46 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document is to be Incorporated
Definitive Proxy Statement Relating to 2011 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.

ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," the "Company," "our," "we" and "us," refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

Alaska Air Group, Inc. (Air Group, the Company, our, we or us) is a Delaware corporation incorporated in 1985 and has two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), which provide scheduled air transportation for passengers and cargo throughout the United States, Canada and Mexico. During 2011, we provided air service to more than 24 million passengers and flew to more than 100 destinations.

The domestic airline industry is fiercely competitive. To set ourselves apart we have focused on outstanding operational performance and customer service as evidenced by being ranked "Highest in Customer Satisfaction among Traditional Network Carriers" by J.D. Power and Associates for four consecutive years. We believe we differentiate ourselves in a number of ways.

First, we offer an award-winning frequent flyer program, the Alaska Airlines Mileage Plan™. Members can earn and redeem miles on Alaska, Horizon, and a network of 15 airline partners around the globe, including Delta Air Lines and American Airlines in the U.S. Our Mileage Plan has earned recognition as the "Frequent Flyer Program of the Year" five times in the Freddie Awards. In addition, our Mileage Plan Visa card has been named "Best Loyalty Credit Card in the Americas" for two years running.

Second, we are recognized as having industry-leading on-time performance and other key operational metrics. We are the only airline in the country with a Baggage Service Guarantee and recently launched new mobile applications for Android and iPhone smart phones that provide customers with new functionality aimed at making their travel experience more convenient and hassle-free. Improving the travel experience, particularly in the airport environment, is an area we will continue to focus on in 2012.

Third, we aim to provide a high quality onboard experience to our passengers. For example, we equipped our fleet of 737 aircraft with onboard Wi-Fi capability. With 98 percent of the fleet equipped, Alaska is an industry leader in this area. The Company also continues to focus on serving high-quality food and beverage products on board, using local products from the Pacific Northwest and Hawaii. Our Northern Bites meals-for-purchase program had record sales in 2011, and on February 1, 2012 we introduced Starbucks coffee on on Alaska Flights. Starbucks has been featured on Horizon flights for many years. Additionally, Alaska recently took delivery of its first new 737 featuring the Boeing Dreamliner-inspired Sky Interior. All future deliveries will include this new interior.

Fourth, we want to be known for our environmental leadership. In the fall of 2011, our airlines were the first U.S. carriers to operate multiple scheduled biofuel flights. We flew over 75 commercial flights between Seattle—Washington D.C. and Seattle—Portland using a 20 percent aviation biofuel blend, refined from used cooking oil. These routes were selected to demonstrate the use of biofuel on a transcontinental route on a Boeing 737 and a short-haul operation using the Bombardier Q400. Our inflight recycling programs divert an estimated 800 tons of mixed recyclables from local landfills each year. In 2011, Horizon flight attendants collected and diverted 90 percent of all recyclable materials, with Alaska flight crews setting a goal to divert 70 percent of all recyclable materials in 2012. Further, we are spearheading a "Greener Skies" initiative to implement GPS technology which will allow airlines to use more efficient and environmentally-friendly flight paths, resulting in improved flight procedures and reduced emissions.

And finally, we are striving to establish more direct relationships with our customers by engaging them whenever possible at alaskaair.com. Our completely re-designed website introduced in 2011 is now among the industry's fastest and is better equipped to offer a full range of travel products and services to our customers. Our focus is to drive more visitors to the site through enhanced online search efforts, email marketing, an expanded social media presence and other digital marketing efforts. As a result, alaskaair.com's share of total bookings is now over 50 percent.

Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. Horizon Air Industries is a Washington corporation that first began service and was incorporated in 1981. Horizon was acquired by Air Group in 1986. Alaska operates a fleet of passenger jets ("mainline operations") and contracts with Horizon, SkyWest Airlines, Inc. (SkyWest) and Peninsula Airways, Inc. (PenAir) for regional capacity under which Alaska receives all passenger revenue from those flights. Horizon operates a fleet of turboprop aircraft and sells all of its capacity to Alaska pursuant to a capacity purchase arrangement (the Horizon CPA). The Horizon CPA reflects what the Company believes are current market rates received by other regional carriers for similar flying. Amounts paid by Alaska to Horizon are available to pay for various Horizon operating expenses such as crew expenses, maintenance, and aircraft ownership costs.

Effective January 1, 2011, Horizon's business model changed such that 100% of its capacity is sold to Alaska under the Horizon CPA. As is typical for similar arrangements, certain costs such as landing fees, selling and distribution costs, and fuel costs directly related to regional flights operated by Horizon are now recorded by Alaska. Because of this change, Horizon's revenues and expenses and Alaska's Regional revenues and expenses have changed significantly on a year-over-year basis.

FOUR CONSECUTIVE YEARS OF BEING RANKED "HIGHEST IN CUSTOMER SATISFACTION AMONG TRADITIONAL NETWORK CARRIERS" BY J.D. POWER AND ASSOCIATES

MAINLINE

We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to Hawaii and thirteen cities in the mid-continental and eastern U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from other cities as well.

In 2011, we carried nearly 18 million revenue passengers in our mainline operations, and we carry more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers carried in 2011, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2011 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-Las Vegas. At December 31, 2011, Alaska's operating fleet consisted of 117 Boeing 737 jet aircraft, compared to 114 aircraft as of December 31, 2010.

The percentage of mainline passenger traffic by market is presented below:

	2011	2010	2009
West Coast	31%	33%	36%
Within Alaska and between Alaska and the U.S. mainland	17%	19%	21%
Transcon/midcon	22%	24%	23%
Hawaii	19%	14%	9%
Mexico	9%	8%	9%
Canada	2%	2%	2%
Total	100%	100%	100%
Average Stage Length	1,114	1,085	1,034

REGIONAL

In 2011, our regional operations carried nearly 7 million revenue passengers, primarily in the states of Washington, Oregon, Idaho and California. Horizon is the largest regional airline in the Pacific Northwest and represented 87%, 98%, and 98%, of Air Group's regional revenue passengers during 2011, 2010, and 2009, respectively.

Based on 2011 passenger enplanements on regional aircraft, the leading airports are Seattle, Portland, Spokane, and Boise. Based on revenues in 2011, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Seattle-Vancouver, British Columbia, Canada. At December 31, 2011, Horizon's operating fleet consisted of 48 Bombardier Q400 turboprop aircraft. Horizon flights are listed under Alaska's designator code in airline reservation systems, and in most other customer-facing locations.

The percentage of regional passenger traffic by market is presented below:

	2011	2010	2009
West Coast	67%	70%	70%
Pacific Northwest	21%	19%	20%
Canada	8%	8%	7%
Within Alaska	2%	2%	2%
Mexico	2%	1%	1%
Total	100%	100%	100%
Average Stage Length	309	333	327

AIR GROUP CAPACITY

We attempt to deploy aircraft into the network in a way that best optimizes our revenues and profitability, reduces our seasonality, and takes advantage of demand in areas where other carriers have either exited or don't have the ability to serve.

The percentage of our capacity by market is as follows:

	2011	2010	2009
West Coast	37%	41%	45%
Alaska	18%	19%	20%
Transcon/midcon	19%	19%	17%
Hawaii	16%	11%	7%
Mexico	9%	8%	8%
Canada	1%	2%	3%
Total	100%	100%	100%

INDUSTRY CONDITIONS, COMPETITION, AND ALLIANCES

GENERAL

The airline industry is highly competitive and has historically been characterized by low profit margins subject to various uncertainties. This includes general economic conditions, volatile fuel prices, industry instability, intense competition, a largely unionized work force, the need to finance large capital expenditures and the related availability of capital, government regulation, and potential aircraft incidents. Airlines have high fixed costs, primarily for wages, aircraft fuel, aircraft ownership, and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our operating and financial results. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current global economic and political events and total available airline seat capacity.

YEAR IN REVIEW—2011

2011 was characterized by continued industry capacity discipline with an increase in passenger traffic. This allowed for higher load factors and yields, leading others in the industry to report higher revenue and in some cases, stronger adjusted earnings compared to 2010. Jet fuel prices increased significantly in 2011, and that continues to be an area of concern in 2012.

During 2011, our key initiative was to optimize revenue. We continued to redeploy capacity to better match demand, resulting in record passenger load factors. We also worked to lower non-fuel unit costs to better compete with carriers that have lower cost structures. Along with our continued focus on customer service and our strong operational performance, we reported record adjusted financial results that again were among the best in the industry.

OUR ABILITY TO REDEPLOY CAPACITY, COMBINED WITH LOWER NON-FUEL UNIT COSTS, OUR CONTINUED FOCUS ON CUSTOMER SERVICE AND OUR INDUSTRY LEADING ON-TIME PERFORMANCE RESULTED IN 2011 RECORD ADJUSTED FINANCIAL RESULTS THAT WERE AGAIN AMONG THE BEST IN THE INDUSTRY.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of jet fuel. Fuel prices have been extremely volatile over the past few years and are impacted by changes in both the price of crude oil as well as the West Coast refining margin, which represent the price of refining crude oil into jet fuel and can vary by region in the U.S.

The price of crude oil spiked in 2008 with a high of nearly $150 per barrel in July 2008 and dropped significantly to an average of $62 per barrel in 2009. We saw upward pressure on fuel prices again with an average crude oil price of just over $80 per barrel in 2010 and $95 per barrel in 2011. For us, a $1 per barrel increase in the price of oil equates to approximately $9 million of additional fuel cost annually. Said another way, a one-cent change in our fuel price per gallon will impact our expected annual fuel cost by approximately $4 million per year.

While West Coast refining margins are a smaller portion of the overall price of jet fuel than crude oil, they also contributed to the overall price volatility in recent years. Refining margin prices reached a high of nearly $45 per barrel in May 2008, before they dropped to an average price of $24 per barrel in 2009. Refining margins prices dropped further in 2010 to average $14 a barrel, but then jumped upwards in 2011 and averaged $33 a barrel for the year. Generally, West Coast jet fuel prices are somewhat higher and more volatile than prices in the Gulf Coast or on the East Coast, putting our airlines at a slight competitive disadvantage.

We refer to the price we pay for fuel at the airport, including applicable taxes, as our "raw" fuel price. Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs, but due to volatility in prices over the past few years, fuel costs have been in the range of 30% to 50% of total operating costs. Both the crude oil and refining cost components of jet fuel are volatile and outside of our control, and they can have a significant and immediate impact on our operating results.

Our average raw fuel cost per gallon increased 36% in 2011, 27% in 2010, and declined 43% in 2009.

We use crude oil call options and jet fuel refining margin swap contracts as hedges to decrease our exposure to the volatility of jet fuel prices. Both call options and swaps effectively cap our pricing for the crude oil and refining margin components, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With the call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts. The swap contracts do not require an upfront premium, but do expose us to future cash outlays in the event actual prices are below the swap price during the hedge period.

OUR AIRCRAFT ARE AMONG THE MOST FUEL-EFFICIENT IN THEIR RESPECTIVE CLASSES.

We believe that operating fuel-efficient aircraft is the best hedge against high fuel prices. Alaska operates an all-Boeing 737 fleet. Horizon completed its transition to an all-Q400 turboprop fleet in 2011. Because of these changes, Alaska's fuel burn expressed in available seat miles flown per gallon (ASMs/g) improved from 65.9 ASMs/g in 2006 to 76.6 ASMs/g in 2011. Similarly, Horizon's fuel burn has improved from 51.7 ASMs/g in 2006 to 59.3 ASMs/g in 2011.

These reductions have not only reduced our fuel cost, but also the amount of greenhouse gases and other pollutants that our operations emit.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- fares,
- flight schedules,
- customer service,
- routes served,
- frequent flier programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- codesharing relationships.

We carry approximately 4% of all U.S. domestic passenger traffic. We compete with one or more domestic or foreign airlines on most of our routes, including both major legacy carriers and low-cost carriers.

Due to its short-haul markets, our regional operations also competes with ground transportation in many markets, including train, bus and automobile transportation. Both carriers, to some extent, also compete with technology such as video conferencing and internet-based meeting tools that have changed the need for, or frequency of face-to-face business meetings.

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with a number of airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as codesharing on certain flights as shown in the table below. Alliances are an important part of our strategy and enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/ redemption opportunities;
- giving our Mileage Plan program a competitive advantage because of our partnership with carriers from two major global alliances (Oneworld and Skyteam);
- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation.

Our marketing alliances with other airlines are as follows:

	Frequent Flyer Agreement	Codeshare—Alaska Flight # on Flights Operated by Other Airline	Codeshare—Other Airline Flight # on Flights Operated by Alaska / Horizon / SkyWest
Major U.S. or International Airlines			
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	Yes
Delta Air Lines (a)	Yes	Yes	Yes
Emirates Airline	Yes	No	No
Icelandair	Yes	No	Yes
KLM	Yes	No	Yes
Korean Air	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Air Pacific (b)	Yes	No	Yes
Qantas	Yes	No	Yes
Regional Airlines			
SkyWest (b)	Yes	Yes	No
Era Alaska	Yes	Yes	No
PenAir (b)	Yes	Yes	No
Kenmore Air (b)	Yes	No	No

(a) Alaska has codeshare agreements with the Delta Connection carriers SkyWest, ASA, Pinnacle, Mesaba, Comair and Compass as part of its agreement with Delta.
(b) These airlines do not have their own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on these airlines' route systems.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Alaskaair.com:* It is less expensive for us to sell through this direct channel and, as a result, we continue to take steps to drive more business to our website. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly.
- *Traditional and online travel agencies:* Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require us to use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers:* These call centers are located in Phoenix, AZ, Kent, WA, and Boise, ID. We generally charge a $15 fee for booking reservations through these call centers.

Our sales by channel are as follows:

	2011	2010
Alaskaair.com	51%	48%
Traditional agencies	28%	28%
Online travel agencies	13%	15%
Reservation call centers	8%	9%
Total	100%	100%

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our profitability is generally lowest during the first and fourth quarters due principally to lower traffic. It typically increases in the second quarter and then reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska. However, we have taken steps over the past few years to reduce the seasonality of our operations by adding flights to leisure destinations in Hawaii and Mexico.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- general economic conditions and resulting changes in passenger demand,
- pricing initiatives by us and our competitors,
- changes in fuel costs,

- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition to those factors listed above, seasonal variations in traffic, the timing of various expenditures and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and reaccommodation of displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers.

EMPLOYEES

Labor costs have historically made up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, which can be a competitive advantage for those airlines.

We had 12,806 (9,640 at Alaska and 3,166 at Horizon) active full-time and part-time employees at December 31, 2011, compared to 12,039 (9,013 at Alaska and 3,202 at Horizon) at December 31, 2010. Wages, salaries and benefits (including variable incentive pay) represented approximately 41% and 43% of our total non-fuel operating expenses and 27% and 31% of our total expenses in 2011 and 2010, respectively.

At December 31, 2011, labor unions represented 83% of Alaska's and 47% of Horizon's employees. Our relations with our U.S. labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board (NMB) to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in self-help.

Alaska's union contracts at December 31, 2011 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,393	Amendable 4/1/2013
Association of Flight Attendants (AFA)	Flight attendants	2,794	In Negotiations
International Association of Machinists and Aerospace Workers (IAM)	Ramp service and stock clerks	700	Amendable 7/17/2012
IAM	Clerical, office and passenger service	2,328	Amendable 1/1/2014
Aircraft Mechanics FraternalAssociation (AMFA)	Mechanics, inspectors and cleaners	626	Amendable 10/17/2016
Mexico Workers Association of Air Transport	Mexico airport personnel	92	Amendable 9/1/2013
Transport Workers Union of America (TWU)	Dispatchers	36	Amendable 3/24/2015

Horizon's union contracts at December 31, 2011 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	590	Amendable 12/14/2015
AFA	Flight attendants	504	In Negotiations
IBT	Mechanics and related classifications	327	Amendable 12/16/2014
TWU	Dispatchers	18	Amendable 8/26/2014
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	59	Expires 2/13/2013

EXECUTIVE OFFICERS

The executive officers of Alaska Air Group, Inc. and executive officers of Alaska and Horizon who have significant decision-making responsibilities, their positions and their respective ages are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
William Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc., Chairman and Chief Executive Officer of Alaska Airlines, Inc. and Chairman and Chief Executive Officer of Horizon Air Industries, Inc.	57	1985
Brandon Pedersen	Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	45	2003
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	55	1996
Bradley Tilden	President of Alaska Airlines, Inc.	51	1994
Glenn Johnson	President of Horizon Air Industries, Inc.	53	1991
Benito Minicucci	Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc.	45	2004
Kelley Dobbs	Vice President/Human Resources of Alaska Airlines, Inc.	45	2004

Mr. Ayer has been Air Group's President since February 2003 and became Chairman and Chief Executive Officer in May 2003. He has also served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and was President from November 1997 to December 2008. He has served as Horizon Air Industries' Chairman and Chief Executive Officer since June 2010. Prior to that, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air Industries from January 1995. Mr. Ayer also serves on the boards of Puget Energy, Inc., the Alaska Airlines Foundation, Angel Flight West, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board, and as a director of the Seattle branch of the Federal Reserve Board. In January 2012, Mr. Ayer was appointed to the University of Washington Board of Regents. On February 16, 2012, the Company announced that Mr. Ayer will resign as CEO but will remain as executive chairman of the board, effective May 15, 2012.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006. He was elected Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in June 2010. He is a member of Air Group's Management Executive Committee.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Mr. Tilden joined Alaska Airlines in 1991, became Controller of Alaska Air Group and Alaska Airlines in 1994, Chief Financial Officer in February 2000, Executive Vice President/Finance and Chief Financial Officer in January 2002, Executive Vice President/Finance and Planning in 2007, and President of Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee and was elected to the Air Group Board in 2010. On February 16, 2012, the Company announced the appointment of Mr. Tilden as the Chief Executive Officer, effective May 15, 2012.

Mr. Johnson joined Alaska Airlines in 1982, became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He returned to Alaska Airlines in 2003 where he has served in several roles, including Vice President/Finance and Controller and Vice President/Finance and Treasurer. He served as Senior Vice President/Customer Service—Airports from January 2006 through April 2007 and in April 2007, he was elected Executive Vice President/Airports and Maintenance and Engineering. He was elected Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in December 2008. He was elected President of Horizon Air Industries in June 2010. He is a member of Air Group's Management Executive Committee.

Mr. Minicucci joined Alaska Airlines in 2004 as Staff Vice President of Maintenance and Engineering and was promoted to Vice President of Seattle Operations in June 2008. In December 2008 he was elected Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Ms. Dobbs joined Alaska Airlines in 1987, became Staff Vice President/Human Resources—Staffing and Development in 2004, Vice President/Human Resources—Strategy, Culture and Inclusion in June 2007, Vice President/Human Resources and Labor Relations in 2009, and Vice President/Human Resources in 2011. She is a member of Air Group's Management Executive Committee.

REGULATION

GENERAL

The airline industry is highly regulated.

The Department of Transportation (DOT), the Federal Aviation Administration (FAA) and the Transportation Security Administration (TSA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. In addition, the DOT has jurisdiction over the approval of international codeshare agreements, marketing alliance agreements between major domestic carriers, international and some domestic route authorities, Essential Air Service market subsidies, and carrier liability for personal or property damage. International treaties may also contain restrictions or requirements for flying outside of the U.S. and impose different carrier liability limits than those applicable to domestic flights. The DOT has recently been active in implementing a variety of "passenger protection" regulations, covering subjects such as advertising, passenger communications, denied boarding compensation and tarmac delay response. As of January 26, 2012, carriers must adhere to DOT's full-fare advertising rule, which requires quoted fares to include all applicable government taxes and fees.
- *FAA:* The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have

established, and the FAA has approved, our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.

- *TSA:* Airlines serving the U.S. must operate a TSA-approved Aircraft Operator Standard Security Program (AOSSP), and comply with TSA Security Directives (SDs) and regulations. Airlines are subject to enforcement actions that are brought by the TSA from time to time for alleged violations of the AOSSP, SDs or security regulations. We are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate. Under TSA authority, we are also required to collect a September 11 Security Fee of $2.50 per enplanement from passengers and remit that sum to the government to fund aviation security measures. Carriers also pay the TSA a security infrastructure fee to cover passenger and property screening costs. These security infrastructure fees amounted to $12.6 million each year in 2011, 2010 and 2009.

The Department of Justice and DOT have jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

AIRLINE FARES

Airlines are permitted to establish their own fares without governmental regulation and the industry is characterized by vigorous price competition. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve.

ENVIRONMENTAL MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations. We maintain our safety, health and environmental programs in order to meet or exceed these requirements.

It is expected that there will be legislation in the future to reduce carbon and other greenhouse gas emissions. Alaska and Horizon have transitioned to more fuel-efficient aircraft fleets, thereby greatly reducing our total emissions.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

CUSTOMER SERVICE

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals and regulatory requirements, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds. As a testament to our service, Alaska has won the JD Power and Associates award for "Highest in Customer Satisfaction Among Traditional Network Carriers" for the past four years.

INSURANCE

We carry Airline Hull, Spares and Comprehensive Legal Liability Insurance in amounts and of the type generally consistent with industry practice to cover damage to aircraft, spare parts and spare engines, as well as bodily injury and property damage to passengers and third parties. Since the September 11, 2001 attacks, this insurance program excludes coverage for War and Allied Perils, including hijacking, terrorism, malicious acts, strikes, riots, civil commotion and other identified perils. So, like other airlines, the company has purchased war risk coverage for such events through the U.S. government.

We believe that our emphasis on safety and our state-of-the-art flight deck safety technology help to control the cost of aviation insurance.

WHERE YOU CAN FIND MORE INFORMATION

Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website at *www.alaskaair.com*, free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

ITEM 1A. RISK FACTORS

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. We operate in a continually changing business environment. In this environment, new risks may emerge and already identified risks may vary significantly in terms of impact and likelihood of occurrence. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

We have adopted an enterprise wide Risk Analysis and Oversight Program designed to identify the various risks faced by the organization, assign responsibility for managing those risks to individual executives within management ranks as well as align these risks with appropriate Board level oversight. These enterprise level identified risks have been aligned to the risk factors discussed below.

SAFETY, COMPLIANCE AND OPERATIONAL EXCELLENCE

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft or an aircraft operated by one of our codeshare partners or CPA carriers could involve a significant loss of life and result in a loss of confidence in our airlines by the flying public. We could experience significant claims from injured passengers, by-standers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. We maintain liability insurance in amounts and of the type generally consistent with industry practice, as do our codeshare partners and CPA carriers. However, the amount of such coverage may not be adequate to fully cover all claims and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our aircraft, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. DOT, the TSA and the FAA have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines and consumer protections. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry, including our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields as a result of a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska and Horizon have subcontracted their heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. If one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force us to renegotiate existing agreements on less favorable terms. These events could result in disruptions in our operations or increases in our cost structure.

Our operations are often affected by factors beyond our control, including delays, cancellations, and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control.

Other conditions that might impact our operations include:

- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions;
- increased security measures or breaches in security;
- international or domestic conflicts or terrorist activity; and
- other changes in business conditions.

Due to our geographic area of operations, we believe a large portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

STRATEGY

The airline industry is highly competitive. If we cannot successfully compete in the marketplace, our business, financial condition and operating results will be materially adversely affected.

We face significant competition with respect to routes, services, and fares. Some of our competitors have lower costs than we do and provide service to destinations served by us. We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. If we are unable to reduce our costs over the long-term and achieve sustained targeted return on invested capital, we will likely not be able to grow our business in the future or weather industry downturns and therefore our financial results may suffer.

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles, Hawaii and Anchorage. A significant portion of our flights occur to and from our Seattle hub. In 2011, passengers to and from Seattle accounted for 63% of our total passengers.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business could be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

Economic uncertainty or another recession would likely impact demand for our product and could harm our financial condition and results of operations.

The recent U.S. and global economic recession resulted in a decline in demand for air travel. While some economic indicators are showing signs of growth, unemployment remains high in some of our key markets. Given that the strength of the U.S. and global economies have an impact on the demand for air travel, a long-term economic slump could result in a need to adjust our capacity plans, which could harm our business, financial condition and results of operations.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many aircraft parts. Horizon is similarly dependent on Bombardier. Additionally, each carrier is dependent on sole suppliers for aircraft engines. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including, but not limited to, American Airlines and Delta Air Lines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights through bankruptcy, consolidation, or otherwise, could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

In November 2011, AMR Corporation, the parent of American Airlines, filed for bankruptcy protection. We do not believe the bankruptcy will impact our marketing agreement with American Airlines.

INFORMATION TECHNOLOGY

We rely heavily on automated systems to operate our business, and a failure or disruption of these systems or their operators could harm our business.

We depend on automated systems to operate our business, including our airline reservation system, our telecommunication systems, our website, our maintenance systems, our check-in kiosks, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets and the majority of our customers check in using our website or our airport kiosks. We depend on our reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website, reservation system, and check-in systems must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures or service disruptions could reduce the attractiveness of our services and cause our customers to do business with another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruptions, untimely recovery, or a breach of these systems could result in the loss of important data, an increase of our expenses, an impact on our operational performance, or a possible temporary cessation of our operations.

If we do not maintain the privacy and security of customer-related information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

We receive, retain, and transmit certain personal information about our customers. In addition, our online operations at alaskaair.com depend on the secure transmission of confidential information over public networks, including credit card information. A compromise of our security systems or those of other business partners that results in our customers' personal information being obtained by unauthorized persons could adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial position and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations, particularly our online sales operations.

Additionally, the use of individually identifiable data by our business and our business partners is regulated at the international, federal and state levels. Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes.

FINANCIAL CONDITION AND FINANCIAL MARKETS

Our business, financial condition, and results of operations are substantially exposed to the volatility of jet fuel prices. Increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 34% and 27% of total operating expenses for the years ended December 31, 2011 and 2010, respectively. Significant increases in average fuel costs during the past several years have negatively affected our results of operations.

Future increases in the price of jet fuel will harm our financial condition and results of operations, unless we are able to increase fares or add additional ancillary fees to attempt to recover increasing fuel costs.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace.

Our defined-benefit pension plan assets are subject to market risk. If market returns are poor in the future, any future obligation to make additional cash contributions in accordance with the Pension Protection Act of 2006 could increase and harm our liquidity. Poor market returns also lead to higher pension expense in our consolidated statements of operations. The calculation of pension expense is dependent on many assumptions that are more fully described in "Critical Accounting Estimates" and Note 1 to our consolidated financial statements.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities and potentially lead to liquidity constraints.

Although we have reduced our long-term debt balance significantly over the past three years, we have, and may continue to have for the foreseeable future, a significant amount of debt. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings.

Our outstanding long-term debt and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing to fund our future capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in

responding to changing business and economic conditions, including reacting to the current economic slowdown.

Although we have historically been able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, we cannot ensure we will be able to do so in the future. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.

See "Liquidity and Capital Resources" for more detailed information about our obligations and commitments.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Aviation insurers could increase their premiums in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull and liability war risk insurance provided by the government is currently mandated through September 30, 2013. Although the government may again extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

BRAND AND REPUTATION

We may not be successful in implementing important strategic initiatives, which may negatively impact our brand and reputation.

We continue to focus on strategic initiatives designed to increase our brand perception to a diverse and evolving demographic of airline travelers. These efforts include significant improvements to our airport space at Los Angeles International Airport (LAX) and efforts to increase our direct customer relationships through improvements to our online purchasing portal (alaskaair.com), social media, and customer loyalty programs (Club 49).

If these efforts are unsuccessful or they negatively affect our reputation with our existing customer base, we may experience an adverse impact on our business and financial results. Furthermore, with the ongoing Horizon brand phase-out, there is a potential that we may lose some brand recognition from our customers in areas that Horizon has historically served.

LABOR RELATIONS AND LABOR STRATEGY

A significant increase in labor costs, unsuccessful attempts to strengthen our relationships with union employees, or loss of key personnel could adversely affect our business and results of operations.

Labor costs are a significant component of our total expenses, accounting for approximately 27% and 31% of our total operating expenses in 2011 and 2010, respectively. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance if we agree to them.

As of December 31, 2011, labor unions represented approximately 83% of Alaska's and 47% of Horizon's employees. Although we have been successful in maturing communications, negotiating approaches, and other strategies to enhance workforce engagement in the Company's long-term vision, future uncertainty around open contracts could be a distraction, affecting employee focus in our business and diverting management's attention from other projects and issues.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, sustain employee engagement in the Company's strategic vision, or if we are unsuccessful at implementing succession plans for our key staff, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

AIRCRAFT

The following table describes the aircraft we operate and their average age at December 31, 2011:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
B737-400	144	3	21	24	16.0
B737-400F (a) . .	—	1	—	1	12.8
B737-400C (a) . .	72	5	—	5	19.3
B737-700	124	17	—	17	11.5
B737-800	157	48	10	58	3.9
B737-900	172	12	—	12	9.4
Q400	76	33	15	48	6.1
Total		119	46	165	

(a) F-Freighter; C-Combination freighter/passenger

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

Most of our owned aircraft secure long-term debt arrangements or collateralize our revolving credit facility. See further discussion in "Liquidity and Capital Resources."

Alaska's leased 737-400 and 737-800 aircraft have lease expiration dates between 2013 and 2016, and between 2015 and 2021, respectively. Horizon's leased Q400 aircraft have expiration dates in 2018. Horizon also has two owned and 14 leased CRJ-700 aircraft that are subleased to third-party carriers. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

The following table displays the currently anticipated fleet counts as of the end of each quarter in 2012:

	31-Mar-12	30-Jun-12	30-Sep-12	31-Dec-12
B737-400	24	24	24	24
B737-400F (a) . .	1	1	1	1
B737-400C (a) . .	5	5	5	5
B737-700	17	17	17	17
B737-800	60	61	61	61
B737-900	12	12	12	12
B737-900ER . . .	—	—	—	3
Q400 (b)	48	50	49	48
Totals	167	170	169	171

(a) F-Freighter; C-Combination freighter/passenger
(b) Includes two additional aircraft authorized subsequent to December 31, 2011

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma

International Airport (Sea-Tac) near Seattle, WA. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and datacenter, an office building, and a corporate headquarters complex. Alaska also leases a stores warehouse, and office space for a customer service and reservation facility in Kent, WA. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, AK, as well as leased reservations facilities in Phoenix, AZ. and Boise, ID. Alaska uses its own employees for ground handling services at most of our airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland, as well as line maintenance stations in Boise, Bellingham, Eugene, Los Angeles, Medford, Redmond, Seattle, and Spokane.

ITEM 3. LEGAL PROCEEDINGS

We are a party to routine litigation matters incidental to our business. Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

The SEC has formally notified Mr. Ayer that the inquiry discussed in our 2010 Form 10-K has been closed.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2011, there were 35,474,775 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,105 shareholders of record. We also held 2,391,747 treasury shares at a cost of $125.3 million. We have not paid dividends on the common stock since 1992 and have no plans to do so in the immediate future. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange:

	2011		2010	
	High	Low	High	Low
First Quarter	**$65.00**	**$56.15**	$42.59	$31.24
Second Quarter	**70.07**	**59.00**	54.13	37.03
Third Quarter	**70.61**	**51.79**	54.66	42.00
Fourth Quarter	**77.14**	**51.10**	59.59	44.86

On February 15, 2012, the board of directors declared a two-for-one split of the Company's common stock to be accomplished by means of a stock distribution. The additional shares will be distributed on March 16, 2012, to the shareholders of record on March 2, 2012. The stock split will increase the Company's outstanding shares from approximately 35.5 million shares to about 71.0 million shares. Our historical outstanding shares will be recast upon the distribution.

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares (or units) Purchased as Part of Publicly Announced Plans or Programs	Maximum remaining dollar value of shares that can be purchased under the plan
October 1, 2011 – October 31, 2011 (a)	132,000	$59.05	132,000	
November 1, 2011 – November 30, 2011 (a)	73,500	66.31	73,500	
December 1, 2011 – December 31, 2011 (a)	73,500	71.62	73,500	
Total	279,000	$64.27	279,000	$1,702,870

(a) Purchased pursuant to a $50 million repurchase plan authorized by the Board of Directors in June 2011. The plan was completed in January 2012.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2006 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Alaska Air Group, Inc., the S&P 500 Index, and the Dow Jones US Airlines Index



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/06
12/07
12/08
12/09
12/10
12/11
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines

*$100 invested on 12/31/06 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL AND OPERATING DATA

	2011	2010	2009	2008	2007
CONSOLIDATED OPERATING RESULTS *(audited)*					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**4,317.8**	3,832.3	3,399.8	3,662.6	3,506.0
Operating Expenses	**3,868.9**	3,360.7	3,132.4	3,834.8	3,295.1
Operating Income (Loss)	**448.9**	471.6	267.4	(172.2)	210.9
Nonoperating expense, net of interest capitalized (a)	**(55.2)**	(65.7)	(64.5)	(41.0)	(10.4)
Income (loss) before income tax	**393.7**	405.9	202.9	(213.2)	200.5
Net Income (Loss)	**244.5**	251.1	121.6	(135.9)	124.3
Average basic shares outstanding	**35.878**	35.822	35.815	36.343	40.125
Average diluted shares outstanding	**36.710**	36.786	36.154	36.343	40.424
Basic earnings (loss) per share	**6.81**	7.01	3.39	(3.74)	3.10
Diluted earnings (loss) per share	**6.66**	6.83	3.36	(3.74)	3.07
CONSOLIDATED FINANCIAL POSITION *(audited)*					
At End of Period (in millions):					
Total assets	**$5,195.0**	$5,016.6	$4,996.2	$4,835.6	$4,490.9
Long-term debt and capital lease obligations, net of current portion	**1,099.0**	1,313.0	1,699.2	1,596.3	1,124.6
Shareholders' equity	**1,173.2**	1,105.4	872.1	661.9	1,025.4
OPERATING STATISTICS *(unaudited)*					
Consolidated: (b)					
Revenue passengers (000)	**24,790**	23,334	22,320	24,199	25,110
Revenue passenger miles (RPM) (000,000) "traffic"	**25,032**	22,841	20,811	21,390	21,411
Available seat miles (ASM) (000,000) "capacity"	**29,627**	27,736	26,501	27,908	28,256
Load factor	**84.5%**	82.4%	78.5%	76.6%	75.8%
Yield	**15.78¢**	15.27¢	14.93¢	15.76¢	15.20¢
Passenger revenues per ASM (PRASM)	**13.33¢**	12.58¢	11.73¢	12.08¢	11.51¢
Operating revenues per ASM (RASM)	**14.57¢**	13.82¢	12.83¢	13.12¢	12.41¢
Operating expenses per ASM, excluding fuel and noted items (CASMex) (c)	**8.55¢**	8.82¢	9.20¢	8.47¢	8.56¢
Average number of full-time equivalent employees (FTE)	**11,840**	11,696	12,223	13,327	13,576
Mainline:					
Revenue passengers (000)	**17,810**	16,514	15,561	16,809	17,558
RPMs (000,000) "traffic"	**22,586**	20,350	18,362	18,712	18,451
ASMs (000,000) "capacity"	**26,517**	24,434	23,144	24,218	24,208
Load factor	**85.2%**	83.3%	79.3%	77.3%	76.2%
Yield	**14.06¢**	13.58¢	13.28¢	14.13¢	13.81¢
PRASM	**11.98¢**	11.31¢	10.54¢	10.92¢	10.52¢
CASMex (c)	**7.60¢**	7.85¢	8.26¢	7.49¢	7.50¢
Operating fleet at period-end	**117**	114	115	110	115
Regional: (d)					
Revenue passengers (000)	**6,980**	6,820	6,759	7,390	7,552
RPMs (000,000) "traffic"	**2,446**	2,491	2,449	2,678	2,960
ASMs (000,000) "capacity"	**3,110**	3,302	3,357	3,690	4,048
Load factor	**78.6%**	75.4%	73.0%	72.6%	73.1%
Yield	**31.66¢**	29.11¢	27.30¢	27.20¢	23.86¢
PRASM	**24.90¢**	21.96¢	19.92¢	19.74¢	17.45¢
Operating fleet at period-end (Horizon only)	**48**	54	58	59	70

(a) Includes capitalized interest of $12.5 million, $6.2 million, $7.6 million, $23.2 million, and $27.8 million for 2011, 2010, 2009, 2008, and 2007, respectively.

(b) Includes flights operated by SkyWest beginning in May 2011 and flights operated by PenAir under Capacity Purchase Agreements (CPA).

(c) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section.

(d) Data presented includes information related to regional CPAs, except for operating fleet.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to—and should be read in conjunction with—our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not statements of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in Part I, "Item 1A. Risk Factors." This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2011 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of our operations for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data is also included here. This section includes forward-looking statements regarding our view of 2012.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.

YEAR IN REVIEW

Our 2011 consolidated pretax income was \$393.7 million compared to \$405.9 million in 2010. The \$12.2 million decline was primarily due to the \$396.8 million increase in aircraft fuel expense and \$111.4 million increase in other operating expenses, partially offset by the \$485.5 million improvement in revenues. The increase in fuel cost was driven by the 36.1% increase in raw cost per gallon on a 5.6% increase in consumption. Our improvement in revenues was primarily due to a 9.6% increase in traffic and a 3.3% increase in yield.

See "Results of Operations" below for further discussion of changes in revenues and operating expenses and our reconciliation of Non-GAAP measures to the most directly comparable GAAP measure.

Accomplishments and Highlights

Accomplishments and highlights from 2011 include:

- We reported record adjusted earnings for 2011.
- Alaska and Horizon continued their excellent operational performance again in 2011 as measured by on-time arrivals and completion rate as reported to the Department of Transportation (DOT). As a result, we were awarded the 2011 On-Time Performance Service Award among major North American Airlines by FlightStats.com for the second consecutive year.
- For the fourth year in a row, Alaska Airlines ranked "Highest in Customer Satisfaction among Traditional Network Carriers" in 2011 by J.D. Power and Associates.
- We were the first North America carrier to receive the Joseph S. Murphy Industry

Service Award for outstanding public and community service by Air Transport World magazine.

- For the year, the Wall Street Journal named Alaska Airlines the best performing carrier in the U.S. in its annual Middle Seat analysis.
- We won the Seattle Business Magazine 2011 Green Award, in the Large Services company category.
- During the year, we reached a five-year agreement with the Aircraft Mechanics Fraternal Association (AMFA) representing the aircraft technicians.
- For the year, our employees earned $71.9 million in incentive pay for meeting certain operational and financial goals. We also contributed $133.3 million to Alaska's defined-benefit pension plans.

Horizon Fleet Transition

To strengthen the regional operations we implemented several changes in 2011, including: Unifying our external brand to the Alaska Airlines brand, Horizon became a 100% CPA carrier, Horizon transitioned to an all-Q400 fleet, Horizon subleased CRJ-700 aircraft and removed all residual inventory, Horizon outsourced certain activities to third parties, and a limited number of long stage-length routes were transitioned to SkyWest.

New Markets

In 2011, we added several non-stop routes to our overall network as follows:

New Non-Stop Routes Between	Frequency (Weekly)	Start Date
Bellingham to Honolulu	Daily	1/7/2011
Lihue to San Jose	3x weekly	3/27/2011
Lihue to Oakland	4x weekly	3/28/2011
Billings to Portland	Daily (seasonal)	6/5/2011
Missoula to Portland	Daily (seasonal)	6/5/2011
San Diego to Honolulu	Daily	11/17/2011

We will also add new cities and non-stop routes in 2012 as follows:

New Non-Stop Routes Between	Frequency (Weekly)	Start Date
San Jose to Palm Springs	Daily (seasonal)	2/17/2012
Seattle to Kansas City	Daily	3/12/2012
Oakland to Honolulu	Daily	4/10/2012
San Jose to Honolulu	Daily	4/10/2012
Portland to Long Beach	Daily	3/12/2012
San Diego to Santa Rosa	Daily	6/4/2012
San Diego to Fresno	2x Daily	6/4/2012
San Diego to Monterey	Daily	6/4/2012
Reno to San Jose	2x Daily	6/4/2012
Portland to Bellingham	Daily (seasonal)	6/4/2012
Portland to Bozeman	Daily (seasonal)	6/4/2012
Portland to Santa Barbara	Daily (seasonal)	6/4/2012
Seattle to Philadelphia	Daily	6/11/2012
Seattle to Fort Lauderdale (replaces Seattle to Miami)	Daily	7/16/2012

The changes above, when combined with the significant number of network changes over the last few years, have diversified our network and made us less dependent on our historical markets in the State of Alaska and up and down the West Coast. We believe our smaller size makes us more nimble than some of our larger competitors, gives us a closer connection with our customers and allows us to identify and respond to market opportunities quickly.

Stock Repurchase

In 2011, we repurchased 1,309,300 shares of our common stock for $79.5 million under the $50 million repurchase plans authorized by the our Board of Directors in June 2010 and June 2011. Since 2007, we have repurchased 8.4 million shares of common stock under such programs for $262 million for an average price of approximately $31 per share.

Outlook

Our primary focus every year is to run safe, compliant and reliable operations at our airlines. In addition to our primary objective, our key initiative in 2012 is to focus on the customer travel experience. Our specific focus will be on providing information and mobile capabilities to our customers as well as to speed them through the airport on the day of travel. Our biggest concern for 2012 is the rising cost of fuel. However, with our fuel-efficient aircraft and our fuel hedge portfolio, we believe we are better prepared to handle those rising costs than others in the industry.

Our advance bookings suggest our load factors will be up 2.5 pts in February and 2.5 pts in March compared to the same periods in 2011 on an expected 3.5% increase in capacity for the first quarter of 2012.

Subsequent Events

On February 15, 2012, the board of directors declared a two-for-one split of the Company's common stock to be accomplished by means of a stock distribution. The additional shares will be distributed on March 16, 2012, to the shareholders of record on March 2, 2012. The stock split will increase the Company's outstanding shares from approximately 35.5 million shares to about 71.0 million shares. Our historical outstanding shares will be recast upon the distribution.

Additionally, the board of directors approved a stock repurchase program authorizing the Company to purchase up to $50 million of its common stock with available cash on hand.

Furthermore, the board of directors authorized Horizon to purchase two Q400 aircraft in April and June 2012 and sell two Q400 aircraft in the fall of 2012. The expected capital expenditures and aircraft purchase commitments reflect this action.

RESULTS OF OPERATIONS

2011 COMPARED WITH 2010

Our consolidated net income for 2011 was $244.5 million, or $6.66 per diluted share, compared to net income of $251.1 million, or $6.83 per diluted share, in 2010. Significant items impacting the comparability between the periods are as follows:

- Both periods include adjustments to reflect the timing of net unrealized mark-to-market gains or losses related to our fuel hedge positions. For 2011, we recognized net mark-to-market losses of $30.1 million ($18.7 million after tax, or $0.51 per share) compared to losses of $5.3 million ($3.3 million after tax, or $0.09 per share) in 2010.
- 2011 includes Horizon fleet transition costs of $38.9 million ($24.2 million after tax, of $0.66 per share) compared to $13.2 million ($8.2 million, or $0.22 per share) in 2010.

ADJUSTED (NON-GAAP) RESULTS AND PER-SHARE AMOUNTS

We believe disclosure of earnings excluding the impact of these individual charges is useful information to investors because:

- We believe it is the basis by which we are evaluated by industry analysts;
- Our results excluding these items are most often used in internal management and board reporting and decision-making;
- Our results excluding these adjustments serve as the basis for our various employee incentive plans, thus the information allows investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations; and
- It is useful to monitor performance without these items as it improves a reader's ability to compare our results to those of other airlines.

- It is consistent with how we present information in our quarterly earnings press releases;

Although we are presenting these non-GAAP amounts for the reasons above, investors and other readers should not necessarily conclude that these amounts are non-recurring, infrequent, or unusual in nature.

Excluding the mark-to-market adjustments and other special charges, our adjusted consolidated net income for 2011 was $287.4 million, or $7.83 per diluted share, compared to an adjusted consolidated net income of $262.6 million, or $7.14 per share, in 2010.

	Years Ended December 31,			
	2011		2010	
(in millions, except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS as reported	**$244.5**	**$6.66**	$251.1	$6.83
Fleet transition costs, net of tax	**24.2**	**0.66**	8.2	0.22
Mark-to-market fuel hedge adjustments, net of tax	**18.7**	**0.51**	3.3	0.09
Net income and diluted EPS, excluding noted items	**$287.4**	**$7.83**	$262.6	$7.14

OPERATING STATISTICS SUMMARY (unaudited)
Alaska Air Group, Inc.

Below are operating statistics we use to measure operating performance. We often refer to unit revenues and adjusted unit costs, which is a non-GAAP measure. Refer to page 34 on why this measure may be meaningful.

	Twelve Months Ended December 31,				
	2011	2010	Change	2009	Change
Consolidated Operating Statistics: (a)					
Revenue passengers (000)	**24,790**	23,334	6.2%	22,320	4.5%
RPMs (000,000) "traffic"	**25,032**	22,841	9.6%	20,811	9.8%
ASMs (000,000) "capacity"	**29,627**	27,736	6.8%	26,501	4.7%
Load factor	**84.5%**	82.4%	2.1pts	78.5%	3.9pts
Yield	**15.78¢**	15.27¢	3.3%	14.93¢	2.3%
PRASM	**13.33¢**	12.58¢	6.0%	11.73¢	7.2%
CASM excluding fuel and fleet transition costs (a)	**8.55¢**	8.82¢	(3.1)%	9.20¢	(4.1)%
Economic fuel cost per gallon (b)	**$ 3.18**	$ 2.37	34.2%	$ 2.05	15.6%
Fuel gallons (000,000)	**398.3**	377.3	5.6%	365.0	3.4%
Average number of full-time equivalent employees	**11,840**	11,696	1.2%	12,223	(4.3)%
Mainline Operating Statistics:					
Revenue passengers (000)	**17,810**	16,514	7.8%	15,561	6.1%
RPMs (000,000) "traffic"	**22,586**	20,350	11.0%	18,362	10.8%
ASMs (000,000) "capacity"	**26,517**	24,434	8.5%	23,144	5.6%
Load factor	**85.2%**	83.3%	1.9pts	79.3%	4.0pts
Yield	**14.06¢**	13.58¢	3.5%	13.28¢	2.3%
PRASM	**11.98¢**	11.31¢	5.9%	10.54¢	7.3%
CASM excluding fuel (b)	**7.60¢**	7.85¢	(3.2)%	8.26¢	(5.0)%
Economic fuel cost per gallon (b)	**$ 3.18**	$ 2.37	34.2%	$ 2.05	15.6%
Fuel gallons (000,000)	**346.4**	319.6	8.4%	304.9	4.8%
Average number of full-time equivalent employees	**8,916**	8,651	3.1%	8,915	(3.0)%
Aircraft utilization	**10.5**	10.0	5.0%	9.8	2.0%
Average aircraft stage length	**1,114**	1,085	2.7%	1,034	4.9%
Mainline operating fleet at period-end	**117**	114	3a/c	115	(1)a/c
Regional Operating Statistics: (c)					
Revenue passengers (000)	**6,980**	6,820	2.3%	6,759	0.9%
RPMs (000,000) "traffic"	**2,446**	2,491	(1.8)%	2,449	1.7%
ASMs (000,000) "capacity"	**3,110**	3,302	(5.8)%	3,357	(1.6)%
Load factor	**78.6%**	75.4%	3.2pts	73.0%	2.4pts
Yield	**31.66¢**	29.11¢	8.8%	27.30¢	6.6%
PRASM	**24.90¢**	21.96¢	13.4%	19.92¢	10.2%

(a) Except for FTEs, data includes information related to regional CPA flying with Horizon, SkyWest and PenAir.

(b) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section.

(c) Data presented includes information related to regional CPAs.

OPERATING REVENUES

Total operating revenues increased $485.5 million, or 12.7%, during 2011 compared to the same period in 2010. The changes are summarized in the following table:

(in millions)	Year Ended December 31, 2011	2010	% Change
Passenger			
Mainline	**$3,176.2**	$2,763.4	14.9
Regional	**774.5**	725.2	6.8
Total passenger revenue	**$3,950.7**	$3,488.6	13.2
Freight and mail	**108.7**	106.2	2.4
Other—net	**258.4**	237.5	8.8
Total operating revenues	**$4,317.8**	$3,832.3	12.7

Passenger Revenue – Mainline

Mainline passenger revenue for 2011 improved by 14.9% on an 8.5% increase in capacity and a 5.9% increase in passenger revenue per available seat mile (PRASM) compared to 2010. The increase in capacity is driven by the annualization of new routes added in 2010 and new routes in 2011, most of which was Hawaii. The increase in PRASM was driven by a 3.5% rise in ticket yield and a 1.9-point increase in load factor compared to the prior year. The increase in yield is due to raising prices to help offset the 36% increase in raw fuel costs.

Passenger Revenue – Regional

Regional passenger revenue increased by $49.3 million or 6.8% compared to 2010 on a 13.4% increase in PRASM compared to 2010, despite a 5.8% decline in capacity. The increase in PRASM was driven by an 8.8% increase in ticket yield and a 3.2-point increase in load factor compared to the prior year. The decline in capacity and increase in load factors is due to better matching supply with demand in the regional network.

Freight and Mail

Freight and mail revenue increased $2.5 million, or 2.4%, primarily due to freight fuel surcharge increases of $5.4 million offset by lower mail revenue on lower volume.

Other – Net

Other—net revenue increased $20.9 million, or 8.8%, from 2010. The increase is primarily due to an increase in our Mileage Plan revenues of $11.6 million with higher commissions driven by a larger number of miles sold to our affinity card partner and a contractual rate increase for those sold miles. Additionally, food and beverages sales increased $4.3 million due to increased volumes.

OPERATING EXPENSES

Total operating expenses increased $508.2 million, or 15.1%, compared to 2010 mostly as a result of significantly higher fuel costs. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

(in millions)	Year Ended December 31, 2011	2010	% Change
Fuel expense	**$1,297.7**	$ 900.9	44.0
Non-fuel expenses	**2,571.2**	2,459.8	4.5
Total Operating Expenses	**$3,868.9**	$3,360.7	15.1

Significant operating expense variances from 2010 are more fully described below.

Wages and Benefits

Wages and benefits increased during 2011 by $29.6 million, or 3.1%, compared to 2010. The primary components of wages and benefits are shown in the following table:

(in millions)	Year Ended December 31, 2011	2010	% Change
Wages	**$703.1**	$674.2	4.3
Pension and defined-contribution retirement benefits	**88.3**	93.4	(5.5)
Medical benefits	**108.1**	109.0	(0.8)
Other benefits and payroll taxes	**91.0**	84.3	7.9
Total wages and benefits	**$990.5**	$960.9	3.1

Wages increased 4.3% on a 1.2% increase in FTEs as a result of increased flying, higher wage rates, and a signing bonus to Alaska's clerical, office and passenger service employees in connection with a new contract ratified in January 2011. Productivity as measured by the number of passengers per FTE increased 5.0% compared to 2010.

The 5.5% decline in pension and other retirement-related benefits is primarily due to a reduction in our defined-benefit pension cost driven by the improved funded status at the end of 2010 as compared to the previous year partially offset by a slight increase in defined-contribution expense.

Medical benefits decreased 0.8% from the prior year primarily due to a decline in employee healthcare claims, partially offset by an increase in post-retirement medical expense.

Other benefits and payroll taxes increased 7.9% from the prior year due to increases in our Workers Compensation and Disability Plan as well as increased payroll taxes in line with increased wages.

We expect wages and benefits to be higher in 2012 compared to 2011 due to higher FTEs to support increases in volume and higher pension expense of approximately $15 million.

Variable Incentive Pay

Variable incentive pay expense decreased from $92.0 million in 2010 to $71.9 million in 2011. The decrease is due to the fact that in 2010 our financial and operational results exceeded targets more so than in 2011.

If we meet targets established under our Performance Based Pay and Operational Performance Rewards programs, variable incentive pay will be approximately $55 million to $60 million per year. If we exceed the targets, variable incentive pay will be higher. If we do not achieve targets, it will be lower.

See Note 8 to our consolidated financial statements for additional information.

Aircraft Fuel

Aircraft fuel expense includes both *raw fuel expense* (as defined below) plus the effect of mark-to-market adjustments to our fuel hedge portfolio included in our consolidated statement of operations as the value of that portfolio increases and decreases. Our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses in the value of the underlying instrument as crude oil prices and refining margins increase or decrease. *Raw fuel expense* is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes and fees. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. *Raw fuel expense* approximates cash paid to suppliers and does not reflect the effect of our fuel hedges.

Aircraft fuel expense increased $396.8 million, or 44.0% compared to 2010. The elements of the change are illustrated in the following table:

(in millions, except per gallon amounts)	Year Ended December 31, 2011	2010	% Change
Fuel gallons consumed . . .	**398.3**	377.3	5.6
Raw price per gallon	**$ 3.24**	$ 2.38	36.1
Total raw fuel expense . . .	**$1,289.0**	$898.9	43.4
Net impact on fuel expense from losses arising from fuel-hedging activities	**8.7**	2.0	NM
Aircraft fuel expense	**$1,297.7**	$900.9	44.0

NM–Not Meaningful

Fuel gallons consumed increased 5.6%, primarily as a result of a 5% increase in block hours and a slight increase in fuel burn per block hour as a result of higher load factors.

The raw fuel price per gallon increased 36.1% as a result of higher West Coast jet fuel prices. West Coast jet fuel prices are impacted by both the higher price of crude oil, as well as increased refining margins associated with the conversion of crude oil to jet fuel. The average prices of crude oil and refining margins during 2011 were higher by approximately 19% and 141% respectively, as compared to 2010.

We also evaluate economic fuel expense, which we define as raw fuel expense adjusted for the cash we receive from, or pay to, hedge counterparties for hedges that settle during the period, and for the premium expense that we paid for those contracts. A key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include gains and losses only when they are realized for those contracts that were settled during the period based on their original contract terms. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Our *economic fuel expense* is calculated as follows:

(in millions, except per gallon amounts)	Year Ended December 31, 2011	2010	% Change
Raw fuel expense	**$1,289.0**	$898.9	43.4
Less net of cash settlement on settled hedges and premium expense recognized	**(21.4)**	(3.3)	NM
Economic fuel expense	**$1,267.6**	$895.6	41.5
Fuel gallons consumed	**398.3**	377.3	5.6
Economic fuel cost per gallon	**$ 3.18**	$ 2.37	34.2

NM–Not Meaningful

As noted above, the total net benefit recognized for hedges that settled during the year was $21.4 million in 2011, compared to a benefit of $3.3 million in 2010. These amounts represent the cash received net of the premium expense recognized for those hedges.

We currently expect our economic fuel price per gallon to be approximately 18% higher in the first quarter of 2012 due to the rising cost of jet fuel. As both oil prices and refining margins are volatile, we are unable to forecast the full-year cost with any certainty.

Aircraft Maintenance

Aircraft maintenance declined by $10.9 million, or 5.0%, compared to the prior year primarily due to lower costs associated with the return of leased aircraft and lower costs due to the phaseout of the CRJ fleet, offset by increased airframe check costs and components. We expect aircraft maintenance to be slightly higher in 2012 in line with additional block hours and the timing of scheduled maintenance events.

Aircraft Rent

Aircraft rent declined $22.6 million, or 16.3%, compared to the prior-year period primarily due to $13.7 million less rent related to 11 fewer CRJ 700 aircraft and $5.5 million less rent related to 5 fewer B737 aircraft leased in 2011 compared to 2010. We currently do not expect any leased aircraft to be returned in 2012, nor do we expect to lease any new aircraft.

Landing Fees and Other Rentals

Landing fees and other rentals increased $5.4 million, or 2.3%, primarily due to a $3.6 million increase in facilities rents across our network and a $1.8 million increase in our landing fee expenses. Mainline landing fee expenses increased due to a 9% increase in departures, partially offset by decreases in our regional departures of 10%. We expect landing fees and other rentals to be higher in 2012 due to increased rates and a slight increase in departures.

Contracted Services

Contracted services increased $22.1 million, or 13.6%, primarily due to an increase in capacity purchased flying of $13.2 million compared to the prior year as the new agreement with

SkyWest began in May 2011. Additionally, we experienced higher passenger handling of $2.8 million as a result of an increase in the number of flights to airports where vendors are used and an increase in contract labor of $2.1 million.

We expect contracted services to be higher in 2012 due to the full year impact of our capacity agreement with SkyWest and the use of contracted labor in Hawaii.

Selling Expenses

Selling expenses increased by $21.5 million, or 14.0%, compared to 2010 as a result of higher travel agent and ticket distribution costs of $10.8 million and credit card commissions of $6.3 million due to increased revenues of 12.7%.

We expect selling expense will be higher in 2012, primarily due to higher revenue-related expenses.

Depreciation and Amortization

Depreciation and amortization increased $16.4 million, or 7.1%, compared to the prior year. This is primarily due to additional depreciation expense of $18.0 million for the B737 mainline aircraft, $6.9 million increase in Q400 aircraft depreciation, offset by a decrease of $4.0 million in CRJ 700 aircraft and other assets that became fully depreciated or were removed from operation.

We expect depreciation and amortization to be higher in 2012 in line with our six new aircraft deliveries and the annualization of 2011 deliveries.

Food and Beverage Service

Food and beverage costs increased $9.7 million, or 16.9%, from the prior year due to an increased number of passengers, increase in sales of buy on board products, the higher cost of some of our fresh food items served on board, and increased costs associated with food delivery. We expect food and beverage costs to be higher in 2012 due to increased passenger and departure volume.

Other Operating Expenses

Other operating expenses increased $34.6 million, or 17.2%, compared to 2010. The increase is primarily driven by higher personnel non-wage costs such as hotels, meals and per diems of $8.1 million and higher professional service costs of $7.4 million as well as higher costs for communications, property taxes, passenger remunerations, and deicing. We expect other operating expenses to be higher in 2012 due to higher , property taxes, professional services, IT and training costs.

Fleet Transition and Restructuring Related Expenses

Fleet transition costs increased $25.7 million, as we finalized our transition to an all Q400 fleet. The increase was directly due to net charges of $28.3 million related to the removal of the CRJ-700 aircraft and related inventory and a loss on the final disposition of Q200 aircraft of $10.6 million in 2011.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Year Ended December 31,		
	2011	**2010**	**% Change**
Consolidated:			
Total operating expenses per ASM (CASM)	**13.06¢**	12.12¢	7.8
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.38**	3.25	34.8
Fleet transition costs	**0.13**	0.05	NM
CASM, excluding fuel and fleet transition costs	**8.55¢**	8.82¢	(3.1)

Form 10-K

	Year Ended December 31,		
	2011	2010	% Change
Mainline:			
Total mainline operating expenses per ASM (CASM)	**11.87¢**	10.96¢	8.3
Less the following components:			
Aircraft fuel, including hedging gains and losses	**4.27**	3.11	37.3
CASM, excluding fuel	**7.60¢**	7.85¢	(3.2)

NM–Not Meaningful

We have listed separately in the above table our fuel costs per ASM and our unit costs, excluding fuel and other noted items. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude fuel and certain special items to measure our cost-reduction progress. We believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- By eliminating fuel expense and certain special items from our unit cost metrics, we believe that we have better visibility into the results of our non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable by management.
- Cost per ASM (CASM) excluding fuel and certain special items is one of the most important measures used by management and by the Air Group Board of Directors in assessing quarterly and annual cost performance.
- CASM excluding fuel (and other items as specified in our plan documents) is an important metric for the employee incentive plan that covers all employees.
- CASM excluding fuel and certain special items is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of certain items, such as fleet transition costs, is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure our performance without these items for better comparability between periods and among other airlines.
- Although we disclose our passenger unit revenues, we do not (nor are we able to) evaluate unit revenues excluding the impact that changes in fuel costs have had on ticket prices. Fuel expense represents a large percentage of our total operating expenses. Fluctuations in fuel prices often drive changes in unit revenues in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

Our current expectations for capacity and operating costs per ASM are summarized below:

	Forecast Q1 2012	Change Y-O-Y	Forecast Full Year 2012	Change Y-O-Y
Consolidated:				
Capacity (ASMs in millions)	7,325 - 7,375	~3.5%	31,100 - 31,600	~6%
Cost per ASM excluding fuel and special items (cents)	8.87 - 8.92	1%	8.40 - 8.45	~(1.5)%

	Forecast Q1 2012	Change Y-O-Y	Forecast Full Year 2012	Change Y-O-Y
Mainline:				
Capacity (ASMs in millions)	6,550 - 6,600	~3.5%	27,850 - 28,350	~6%
Cost per ASM excluding fuel and special items (cents)	7.90 - 7.95	1% -1.5%	7.50 - 7.55	~(1)%

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $55.2 million in 2011 compared to $65.7 million in 2010. The $10.5 million decrease is due to lower interest expense due to payments on maturing debt and prepayments of debt in the current year, higher capitalized interest due to higher levels of capital expenditures, offset by lower investment returns in our marketable securities portfolio, and an impairment charge of $6.2 million on an owned aircraft that was leased to another carrier that filed for bankruptcy protection, and other-than-temporary-impairments on mortgage-backed securities.

CONSOLIDATED INCOME TAX EXPENSE

Our effective income tax rate for 2011 was 37.9%, compared to 38.1% for 2010. The difference between the effective tax rates for both periods and our marginal tax rate of approximately 37.8% is due primarily to miscellaneous non-deductible expenses, such as per diems.

Our effective tax rate can vary significantly between quarters and for the full year, depending on the magnitude of non-deductible expenses in proportion to pretax results.

2010 COMPARED WITH 2009

Our consolidated net income for 2010 was $251.1 million, or $6.83 per diluted share, compared to net income of $121.6 million, or $3.36 per diluted share, in 2009. Significant items impacting the comparability between the periods are as follows:

- Both periods included adjustments to reflect the timing of net unrealized mark-to-market gains or losses related to our fuel hedge positions. For 2010, we recognized net mark-to-market losses of $5.3 million ($3.3 million after tax, or $0.09 per share) compared to gains of $88.8 million ($55.2 million after tax, or $1.53 per share) in 2009.
- 2010 included Horizon fleet transition costs of $13.2 million ($8.2 million after tax, or $0.22 per share).
- 2009 included the new Alaska pilot contract transitions costs of $35.8 million ($22.3 million after tax, or $0.62 per share).

Excluding the mark-to-market adjustments, fleet transition and restructuring costs, our adjusted consolidated net income for 2010 was $262.6 million, or $7.14 per diluted share, compared to an adjusted consolidated net income of $88.7 million, or $2.45 per share, in 2009.

	Years Ended December 31,			
	2010		2009	
(in millions, except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS as reported	$251.1	$6.83	$121.6	$ 3.36
Pilot contract transition costs, net of tax	—	—	22.3	0.62
Fleet transition costs, net of tax	8.2	0.22	—	—
Mark-to-market fuel hedge adjustments, net of tax	3.3	0.09	(55.2)	(1.53)
Net income and diluted EPS, excluding noted items	$262.6	$7.14	$ 88.7	$ 2.45

OPERATING REVENUES

Total operating revenues increased $432.5 million, or 12.7%, during 2010 compared to the same period in 2009. The changes are summarized in the following table:

	Year Ended December 31,		
(in millions)	2010	2009	% Change
Passenger			
Mainline	$2,763.4	$2,438.8	13.3
Regional	725.2	668.6	8.5
Total passenger revenue	$3,488.6	$3,107.4	12.3
Freight and mail	106.2	95.9	10.7
Other—net	237.5	196.5	20.9
Total operating revenues	$3,832.3	$3,399.8	12.7

Passenger Revenue—Mainline

Mainline passenger revenue for 2010 improved by 13.3% on a 5.6% increase in capacity and a 7.3% increase in passenger revenue per available seat mile (PRASM) compared to 2009. The increase in PRASM was driven by a 2.3% rise in ticket yield and a 4.0-point increase in load factor compared to the prior year.

Passenger Revenue—Regional

Regional passenger revenue increased by $56.6 million, or 8.5%, compared to 2009 on a 10.2% increase in PRASM compared to 2009, despite relatively flat capacity. The increase in PRASM was driven by a 6.6% increase in ticket yield and a 2.4-point increase in load factor compared to the prior year.

Freight and Mail

Freight and mail revenue increased $10.3 million, or 10.7%, primarily as a result of higher volumes and yield and higher security and freight fuel surcharges.

Other—Net

Other—net revenue increased $41.0 million, or 20.9%, from 2009. The increase is primarily due to Mileage Plan revenues rising by $31.8 million stemming from a larger number of miles sold to our affinity card partner and a contractual rate increase for those sold miles.

OPERATING EXPENSES

Total operating expenses increased $228.3 million, or 7.3%, compared to 2009 mostly as a result of significantly higher fuel costs. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

	Year Ended December 31,		
(in millions)	2010	2009	% Change
Fuel expense	$ 900.9	$ 658.1	36.9
Non-fuel expenses	2,459.8	2,474.3	(0.6)
Total Operating Expenses	$3,360.7	$3,132.4	7.3

Significant operating expense variances from 2009 are more fully described below.

Wages and Benefits

Wages and benefits decreased during 2010 by $27.2 million, or 2.8%, compared to 2009. The primary components of wages and benefits are shown in the following table:

	Year Ended December 31,		
(in millions)	2010	2009	% Change
Wages	$674.2	$674.6	(0.1)
Pension and defined-contribution retirement benefits	93.4	124.2	(24.8)
Medical benefits	109.0	103.9	4.9
Other benefits and payroll taxes	84.3	85.4	(1.3)
Total wages and benefits	$960.9	$988.1	(2.8)

Wages were relatively flat on a reduction in FTE compared to 2009. Wages have not declined in step with the FTE reduction because of the higher wage rates for the pilot group in connection with their new contract effective April 1, 2009 and higher average wages for certain other employees after 2009 and early 2010 furloughs, which are generally senioritybased. However, productivity as measured by the number of passengers per FTE increased 9.2% compared to 2009.

The 24.8% decline in pension and other retirement-related benefits is primarily due to a significant reduction in our defined-benefit pension cost driven by the improved funded status at the end of 2009 as compared to the previous year and the closing of the defined-benefit plans to the new pilot entrants with their new contract in 2009.

Medical benefits increased 4.9% from the prior year primarily as a result of an increase in employee healthcare costs partially offset by a decrease in post-retirement medical expense for the pilot group.

Variable Incentive Pay

Variable incentive pay expense increased from $76.0 million in 2009 to $92.0 million in 2010. The increase is primarily due to the fact that in 2010, our financial and operational results exceeded targets established by our Board more so than in 2009. In 2010, additional workgroups were included to the PBP plan, resulting in higher earnings than the profit sharing plan in which they previously participated.

Aircraft Fuel

Aircraft fuel expense increased $242.8 million, or 36.9%, compared to 2009. The elements of the change are illustrated in the following table:

(in millions, except per gallon amounts)	Year Ended December 31,		
	2010	2009	% Change
Fuel gallons consumed	377.3	365.0	3.4
Raw price per gallon	$ 2.38	$ 1.88	26.6
Total raw fuel expense	$898.9	$686.2	31.0
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	2.0	(28.1)	NM
Aircraft fuel expense	$900.9	$658.1	36.9

NM—Not Meaningful

Fuel gallons consumed increased 3.4%, primarily as a result of a 1.1% increase in block hours and an increase in fuel burn due to higher load factors.

The raw fuel price per gallon increased 26.6% as a result of higher West Coast jet fuel prices driven by higher crude oil costs and refining margins.

Our *economic fuel expense* is calculated as follows:

(in millions, except per gallon amounts)	Year Ended December 31,		
	2010	2009	% Change
Raw fuel expense	$898.9	$686.2	31.0
Plus or minus: net of cash settlement on settled hedges and premium expense recognized	(3.3)	60.7	NM
Economic fuel expense	$895.6	$746.9	19.9
Fuel gallons consumed	377.3	365.0	3.4
Economic fuel cost per gallon	$ 2.37	$ 2.05	15.6

NM—Not Meaningful

As noted above, the total net benefit recognized for hedges that settled during the period was $3.3 million in 2010, compared to a loss of $60.7 million in 2009. These amounts represent the cash received net of the premium expense recognized for those hedges.

Aircraft Maintenance

Aircraft maintenance declined by $6.6 million, or 3.0%, compared to the prior year period. Mainline maintenance decreased due to less expensive events, lower component costs, and decreased costs associated with aircraft returns, offset by increased engine events in the regional business.

Aircraft Rent

Aircraft rent declined $14.8 million, or 9.6%, compared to 2009 as a result of the return of three B737-400 and two B737-700 leased aircraft, as well as the removal of five CRJ-700 leased aircraft in 2010.

Landing Fees and Other Rents

Landing fees and other rents increased $9.6 million, or 4.3%, compared to 2009. The increase is attributable to higher rates in many airports across our network and more departures.

Contracted Services

Contracted services increased $12.4 million, or 8.2%, compared to the prior year as a result of increased use of vendors across our network, primarily related to our Hawaii network growth.

Selling Expenses

Selling expenses increased by $22.0 million, or 16.7%, compared to 2009 as a result of higher credit card and travel agent commissions and ticket distribution costs resulting from the increase in passenger revenue.

Depreciation and Amortization

Depreciation and amortization increased $11.3 million, or 5.2%, compared to the prior year. This is primarily due to four B737-800 aircraft deliveries in 2010 and a full period of depreciation for the ten B737-800 aircraft delivered in 2009.

Food and Beverage Service

Food and beverage costs increased $7.4 million, or 14.8%, from 2009 due to an increased number of passengers, the higher cost of some of our fresh food items served on board, and increased costs associated with food delivery.

Other Operating Expenses

Other operating expenses declined $13.2 million, or 6.2%, compared to the prior year. The decline is primarily driven by a reduction in outside professional services costs and lower personnel non-wage costs, partially offset by higher property taxes.

Fleet Transition and Restructuring Related Expenses

We recorded $10.3 million in 2010 related to the removal of five CRJ-700 aircraft from our operations under sublease or lease assignment to third-party carriers. We also recorded $2.9 million of restructuring charges associated with the voluntary separation of a number of employees resulting from the decision to outsource the remaining aircraft heavy maintenance function at Horizon to a third party.

In 2009, fleet transition costs associated with the removal of Q200 aircraft from the operating fleet were $8.8 million as the final Q200 aircraft were removed from operation.

During 2009, in connection with a new four-year contract, Alaska's pilots received a one-time aggregate bonus of $20.3 million. We also recorded transition expense associated with establishing the new sick-leave payout program which totaled $15.5 million, bringing the total pilot contract transition cost to $35.8 million.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Year Ended December 31,		
	2010	**2009**	**% Change**
Consolidated:			
Total operating expenses per ASM (CASM)	**12.12¢**	11.82¢	2.5
Less the following components:			
Aircraft fuel, including hedging gains and losses	**3.25**	2.48	31.0
New pilot contract transition costs	**—**	0.14	NM
Fleet transition costs	**0.05**	—	NM
CASM, excluding fuel and noted items	**8.82¢**	9.20¢	(4.1)

	Year Ended December 31,		
	2010	2009	% Change
Mainline:			
Total mainline operating expenses per ASM (CASM)	**10.96¢**	10.78¢	1.7
Less the following components:			
Aircraft fuel, including hedging gains and losses	**3.11**	2.37	31.2
New pilot contract transition costs	**—**	0.15	NM
CASM, excluding fuel and noted items	**7.85¢**	8.26¢	(5.0)

NM—Not Meaningful

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $65.7 million in 2010 compared to $64.5 million in 2009. Interest expense increased $4.0 million primarily due to the write-off of deferred financing costs and prepayment penalties on debt prepaid in 2010, partially offset by lower average interest rates on our variable-rate debt and a lower average debt balance. Other—net nonoperating income (expense) improved by $7.4 million compared to 2009 primarily due to larger realized gains on the sale of marketable securities.

CONSOLIDATED INCOME TAX EXPENSE

Our consolidated effective income tax rate on pretax income for 2010 was 38.1%, compared to 40.1% for 2009. The difference between the effective tax rates for both periods and our marginal tax rate of approximately 37.9% is due to nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are:

- Our existing cash and marketable securities balance of $1.1 billion (which represents 26% of trailing 12 months revenue) and our expected cash from operations;
- Aircraft financing—the 31 unencumbered aircraft (as of December 31, 2011) in our operating fleet that could be financed, if necessary;
- Our combined $200 million bank line-of-credit facilities (currently none outstanding);
- Other potential sources such as a "forward sale" of mileage credits to our bank partner.

In 2011, we paid off outstanding debt associated with seven aircraft and a portion of the outstanding debt for four additional aircraft totaling $164.7 million. In addition, we repurchased $79.5 million of our common stock in 2011 and completed our existing $50 million Board authorization in January 2012. Finally, we made a voluntary contributions to our defined-benefit pension plans of $133.3 million in 2011, although there were no funding requirements. We will continue to focus on preserving a strong liquidity position and evaluate our cash needs as conditions change.

We believe that our current cash and marketable securities balance combined with future cash flows from operations and other sources of liquidity will be sufficient to fund our operations for the foreseeable future.

In our cash and marketable securities portfolio, we invest only in securities that meet our overall investment strategy of maintaining and securing investment principal. Our investment portfolio is managed by reputable financial institutions and is continually reviewed to ensure that the investments are aligned with our strategy. As of December 31, 2011, we had a $12.2 million unrealized gain on our $1.1 billion cash and marketable securities balance.

The table below presents the major indicators of financial condition and liquidity:

(in millions, except per share and debt-to-capital amounts)	December 31, 2011	December 31, 2010	Change
Cash and marketable securities	**$ 1,140.9**	$ 1,208.2	$ (67.3)
Cash and marketable securities as a percentage of trailing twelve months revenue	**26%**	32%	(6.0) pts
Long-term debt, net of current portion	**1,099.0**	1,313.0	(214.0)
Shareholders' equity	**1,173.2**	1,105.4	67.8
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**62%:38%**	67%:33%	(5.0) pts

The following discussion summarizes the primary drivers of the increase in our cash and marketable securities balance and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

During 2011, net cash provided by operating activities was $696.0 million, compared to $552.7 million during 2010. The $143.3 million million increase was primarily driven by increased revenues during 2011, higher advanced ticket sales, reduced cash spend on aircraft rent, and increases in miles sold to our Mileage Plan partners, partially offset by higher fuel and non-fuel operating expenses.

We typically generate positive cash flows from operations, and expect to use a portion to invest in capital expenditures.

Cash Used in Investing Activities

Our investing activities are primarily made up of capital expenditures and, to a lesser extent, purchases and sales of marketable securities. Cash used in investing activities was $403.3 million during 2011, compared to $295.2 million in 2010. Our capital expenditures were $387.4 million, or $202.1 million higher than in 2010 due to eight Q400 aircraft purchases and advance deposits related to our delivery schedule for the next two years.

In addition, we spent $107.9 million related to the renovation of Terminal 6 at LAX as the project progresses towards completion in the spring of 2012. For financial reporting purposes we are considered the owner of the assets under construction. When we transfer the project to Los Angeles World Airports (LAWA), this asset will remain on our balance sheet as we will not qualify for sale accounting due to our continuing involvement with the facility. As of December 31, 2011, we estimate that the total cost of the project will be approximately $235.0 million, of which $210 million will be reimbursed by LAWA. Amounts that have currently been reimbursed and future reimbursements will be included in the consolidated statement of cash flows as a financing activity.

We currently expect capital expenditures for 2012 to be as follows (in millions):

	2012
Aircraft-related (a)	$370
Non-aircraft	85
Total Air Group	$455

(a) Includes two additional aircraft authorized subsequent to December 31, 2011

The expected increase in capital expenditures from 2011 is due to payments associated with the deliveries of three B737-800 aircraft, three B737-900ER, and advance deposits related to our aircraft delivery schedule discussed later under "Aircraft Purchase Commitments". We preliminarily expect 2013 capital expenditures to be approximately $360 million.

Cash Used by Financing Activities

Net cash used by financing activities was $280.0 million during 2011 and $332.2 million during 2010. During the current year we had scheduled debt payments of $168.8 million, debt prepayments of $164.7 million, and stock repurchases of $79.5 million, offset by the issuance of $106.5 million debt that was used to pay-off existing debt with higher interest rates.

We plan to meet our capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, along with additional debt financing if necessary.

Bank Line-of-Credit Facility

The Company has two $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities, which expires in March 2013, are secured by aircraft. Borrowings on the other $100 million facility are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. During 2011, we modified the second facility by extending the term from March 2014 to March 2016 and reduced the commitment fee. The Company has no immediate plans to borrow using either of these facilities.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Aircraft Purchase Commitments

Overall, we had firm orders to purchase 27 aircraft, as set forth below. We have options to acquire 42 additional B737s and options to acquire 10 Q400s.

The following table summarizes aircraft purchase commitments by year:

	Delivery Period - Firm Orders					
Aircraft	2012	2013	2014	2015	Beyond 2015	Total
B737-800	3	—	1	2	—	6
B737-900ER	3	9	7	—	—	19
Q400 (a)	2	—	—	—	—	2
Total	8	9	8	2	—	27

(a) Includes two additional aircraft authorized subsequent to December 31, 2011

We expect to pay for the firm future aircraft deliveries with cash on hand. If we exercise our options for additional deliveries, we may finance the aircraft through internally generated cash, long-term debt, or operating lease arrangements.

Future Fuel Hedge Positions

We use both call options for crude oil futures and swap agreements for jet fuel refining margins to hedge against price volatility of future jet fuel consumption. We have refining margin swaps in place for approximately 50% of our first quarter 2012 estimated jet fuel purchases at an average price of 83 cents per gallon and 11% of our second quarter 2012 estimated purchases at an average price of 76 cents per gallon. Our crude oil positions are as follows:

	Approximate % of Expected Fuel Requirements	Weighted-Average Crude Oil Price per Barrel	Average Premium Cost per Barrel
First Quarter 2012	50%	$100	$ 6
Second Quarter 2012	50%	$100	$10
Third Quarter 2012	50%	$100	$10
Fourth Quarter 2012	50%	$100	$10
Full Year 2012	**50%**	**$100**	**$ 9**
First Quarter 2013	44%	$ 95	$13
Second Quarter 2013	38%	$ 94	$14
Third Quarter 2013	33%	$ 95	$14
Fourth Quarter 2013	27%	$ 97	$14
Full Year 2013	**35%**	**$ 95**	**$14**
First Quarter 2014	22%	$ 98	$14
Second Quarter 2014	16%	$ 97	$14
Third Quarter 2014	11%	$ 94	$14
Fourth Quarter 2014	6%	$102	$12
Full Year 2014	**14%**	**$ 97**	**$14**

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2011.

(in millions)	2012	2013	2014	2015	2016	Beyond 2016	Total
Current and long-term debt obligations	$207.9	$165.9	$122.3	$118.9	$116.5	$575.4	$1,306.9
Operating lease commitments (a)	200.1	166.7	153.3	121.7	90.8	242.2	974.8
Aircraft purchase commitments	372.4	289.3	158.7	32.0	1.4	2.8	856.6
Interest obligations (b)	63.9	53.3	45.2	40.0	34.6	79.6	316.6
Other obligations (c)	69.2	50.0	43.9	28.1	18.3	26.5	236.0
Total	$913.5	$725.2	$523.4	$340.7	$261.6	$926.5	$3,690.9

(a) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases.

(b) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2011.

(c) Includes minimum obligations under our long-term power-by-the-hour maintenance agreements and obligations associated with third-party CPAs with SkyWest and PenAir. Refer to the "Commitments" note in the consolidated financial statements for further information.

Pension Obligations

The table above excludes contributions to our various pension plans, which estimate to be $35 million to $50 million per year, although there is no minimum required contribution in 2012. In both 2011 and 2010 , we made year-end voluntary supplemental pension contributions of $100 million, bringing the funding total in both years to approximately $300 million. The unfunded liability for our qualified defined-benefit pension plans was $306.3 million at December 31, 2011 compared to $200.3 million at December 31, 2010. This results in an 81% funded status on a projected benefit obligation basis compared to 85% funded as of December 31, 2010. The decrease in funded status, despite voluntary contributions, is directly due to a lower discount rate resulting in an actuarial loss of $206.3 million, thus increasing the projected benefit obligation and lower projected asset returns.

Credit Card Agreements

We have agreements with a number of credit card companies to process the sale of tickets and other services. Under these agreements, there are material adverse change clauses that, if triggered, could result in the credit card companies holding back a reserve from our credit card receivables. Under one such agreement, we could be required to maintain a reserve if our credit rating is downgraded to or below a rating specified by the agreement. Under another such agreement, we would be obligated to maintain a reserve if our cash and marketable securities balance fell below $350 million. We are not currently required to maintain any reserve under these agreements, but if we were, our financial position and liquidity could be materially harmed.

RETURN ON INVESTED CAPITAL

We strive to provide a return to our investors that exceeds the cost of the capital employed in our business. Our target return on invested capital (ROIC) is 10%. We surpassed this goal in both 2011 and 2010, but have not historically reached this threshold on average over our business cycle.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies.

Critical accounting estimates are defined as those that reflect significant management judgment and uncertainties and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on our airlines and many of our travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on our airlines or any of our travel partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel.

For miles earned by passengers who fly on us or our travel partners, we recognize a liability and a corresponding selling expense for the obligation to provide travel in the future. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue in the period that miles are sold. This represents services provided by the Company to its business partners and relates primarily to the use of the Company's logo and trademarks along with access to the Company's Mileage Plan members. Commission revenue recognized for the years ended December 31, 2011, 2010 and

2009 was $138.2 million, $123.7 million and $96.8 million, respectively. The deferred revenue is recognized as passenger revenue when awards are issued and flown on one of our airlines, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2011, we had approximately 124 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $680.5 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As our estimates of fair value change, the amount we defer changes, resulting in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given period. A 1% increase in the estimated fair value of travel awards (and related deferral rate) would decrease commission revenue by approximately $2.4 million. This amount would instead be recognized in a future period when award travel takes place.

2. The number of miles that will not be redeemed for travel (breakage):

The liability for outstanding Mileage Plan mileage credits includes all mileage credits that are expected to be redeemed, including mileage credits earned by members whose mileage account balances have not yet reached the minimum mileage credit level to redeem an award. Our estimates of the number of miles that will not be redeemed (breakage) consider historical activity in our members' accounts and other factors. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $7 million effect on the liability.

3. The number of miles used per award (i.e., free ticket):

We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. Our estimates are based on the current requirements in our Mileage Plan program and historical travel redemption patterns.

4. The number of awards redeemed for travel on our airlines versus other airlines:

The cost for us to carry an award passenger is typically lower than the cost we will pay to our travel partners. We estimate the number of awards that will be redeemed on our airlines versus on our travel partners and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on our travel partner is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on one of our airlines, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We regularly review significant Mileage Plan assumptions and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

Accounting rules require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plans as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $42.2 million, $50.2 million, and $93.0 million in 2011, 2010, and 2009, respectively. We expect the 2012 expense to be approximately $57 million.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2011, we estimate that the pension plan assets will generate a long-term rate of return of 7.25%, which is down 50 basis points from the expected rate at December 31, 2010. This rate was developed using historical data, the current value of the underlying assets, as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2011 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed-income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.25% to 6.75%) would increase our estimated 2012 pension expense by approximately $6.4 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 4.65% and 5.55% at December 31, 2011 and 2010, respectively. The discount rate at December 31, 2011 was determined using current rates earned on high-quality long-term bonds with maturities that correspond with the estimated cash distributions from the pension plans. Decreasing the discount rate by 0.5% (from 4.65% to 4.15%) would increase our projected benefit obligation at December 31, 2011 by approximately $119 million and increase estimated 2012 pension expense by approximately $10 million.

All of our defined-benefit pension plans are now closed to new entrants. Additionally, benefits in our non-union defined-benefit plans will be frozen January 1, 2014.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2011, we had approximately $3.4 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our variable-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of our hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments, and financial derivative instruments used to hedge our exposure to jet-fuel price increases and interest-rate increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists of crude oil call options and jet fuel refining margin swap contracts. Both call options and swaps effectively cap our pricing for the crude oil and refining margin components, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With the call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts. The swap contracts do not require an upfront premium, but do expose us to future cash outlays in the event actual prices are below the swap price during the hedge period. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2011 would increase or decrease the fair value of our crude oil hedge portfolio by approximately $58.1 million and $46.1 million, respectively.

Our portfolio value of fuel hedge contracts was $106.6 million at December 31, 2011 compared to a portfolio value of $131.3 million at December 31, 2010. We do not have any collateral held by counterparties to these agreements as of December 31, 2011.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see Note 3 to our consolidated financial statements.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2011 would correspondingly change our net earnings and cash flows associated with these items by approximately $0.5 million. In order to help mitigate the risk of interest rate fluctuations, we have fixed the interest rates on certain existing variable-rate debt agreements over the past several years.

Our variable-rate debt is approximately 23% of our total long-term debt at December 31, 2011 compared to 20% at December 31, 2010.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2011, interest income would increase by approximately $11.2 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

(in millions, except per share)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2011	2010	**2011**	2010	**2011**	2010	**2011**	2010
Operating revenues	**965.2**	829.6	**1,110.2**	976.2	**1,198.1**	1,068.0	**1,044.3**	958.5
Operating income	**133.8**	25.7	**57.8**	109.7	**143.2**	216.9	**114.1**	119.3
Net income	**74.2**	5.3	**28.8**	58.6	**77.5**	122.4	**64.0**	64.8
Basic earnings per share (a)	**2.06**	0.15	**0.80**	1.64	**2.15**	3.41	**1.80**	1.80
Diluted earnings per per share (a)	**2.01**	0.15	**0.78**	1.60	**2.12**	3.32	**1.76**	1.75

(a) For earnings per share, the sum of the quarters may not equal the total for the full year due to rounding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 21, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 21, 2012

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions)	2011	2010
ASSETS		
Current Assets		
Cash and cash equivalents	$ 102.2	$ 89.5
Marketable securities	1,038.7	1,118.7
Total cash and marketable securities	1,140.9	1,208.2
Receivables—less allowance for doubtful accounts of $0.8 and $0.9	136.4	120.1
Inventories and supplies—net	44.3	45.1
Deferred income taxes	134.2	120.5
Fuel hedge contracts	46.7	61.4
Prepaid expenses and other current assets	93.0	106.7
Total Current Assets	1,595.5	1,662.0
Property and Equipment		
Aircraft and other flight equipment	4,041.8	3,807.6
Other property and equipment	762.3	647.8
Deposits for future flight equipment	262.5	202.5
	5,066.6	4,657.9
Less accumulated depreciation and amortization	1,665.1	1,509.5
Total Property and Equipment—Net	3,401.5	3,148.4
Fuel Hedge Contracts	70.2	69.9
Other Assets	127.8	136.3
Total Assets	$5,195.0	$5,016.6

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS—(continued)

As of December 31 (in millions except share amounts)	2011	2010
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 103.6	$ 60.2
Accrued aircraft rent	31.6	43.1
Accrued wages, vacation and payroll taxes	163.8	176.6
Other accrued liabilities	513.3	501.2
Air traffic liability	489.4	422.4
Current portion of long-term debt	207.9	221.2
Total Current Liabilities	1,509.6	1,424.7
Long-Term Debt, Net of Current Portion	1,099.0	1,313.0
Other Liabilities and Credits		
Deferred income taxes	362.9	279.9
Deferred revenue	410.2	403.5
Obligation for pension and postretirement medical benefits	463.4	367.1
Other liabilities	176.7	123.0
	1,413.2	1,173.5
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value Authorized: 5,000,000 shares, none issued or outstanding	—	—
Common stock, $1 par value Authorized: 100,000,000 shares, Issued: 2011—37,866,522 shares; 2010—37,010,140 shares	37.9	37.0
Capital in excess of par value	840.0	815.5
Treasury stock (common), at cost: 2011 - 2,391,747 shares; 2010—1,086,172 shares	(125.3)	(46.0)
Accumulated other comprehensive loss	(390.0)	(267.2)
Retained earnings	810.6	566.1
	1,173.2	1,105.4
Total Liabilities and Shareholders' Equity	$5,195.0	$5,016.6

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions, except per share amounts)	2011	2010	2009
Operating Revenues			
Passenger			
Mainline	$3,176.2	$2,763.4	$2,438.8
Regional	774.5	725.2	668.6
Total passenger revenue	3,950.7	3,488.6	3,107.4
Freight and mail	108.7	106.2	95.9
Other—net	258.4	237.5	196.5
Total Operating Revenues	4,317.8	3,832.3	3,399.8
Operating Expenses			
Wages and benefits	990.5	960.9	988.1
Variable incentive pay	71.9	92.0	76.0
Aircraft fuel, including hedging gains and losses	1,297.7	900.9	658.1
Aircraft maintenance	205.6	216.5	223.1
Aircraft rent	116.3	138.9	153.7
Landing fees and other rentals	238.2	232.8	223.2
Contracted services	185.1	163.0	150.6
Selling expenses	175.3	153.8	131.8
Depreciation and amortization	246.9	230.5	219.2
Food and beverage service	67.2	57.5	50.1
Other	235.3	200.7	213.9
Fleet transition and restructuring related expenses	38.9	13.2	44.6
Total Operating Expenses	3,868.9	3,360.7	3,132.4
Operating Income	448.9	471.6	267.4
Nonoperating Income (Expense)			
Interest income	21.9	29.4	32.6
Interest expense	(87.3)	(108.3)	(104.3)
Interest capitalized	12.5	6.2	7.6
Other—net	(2.3)	7.0	(0.4)
	(55.2)	(65.7)	(64.5)
Income before income tax	393.7	405.9	202.9
Income tax expense	149.2	154.8	81.3
Net Income	$ 244.5	$ 251.1	$ 121.6
Basic Earnings Per Share:	$ 6.81	$ 7.01	$ 3.39
Diluted Earnings Per Share:	$ 6.66	$ 6.83	$ 3.36
Shares used for computation:			
Basic	35.878	35.822	35.815
Diluted	36.710	36.786	36.154

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

(in millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2008	36.275	$43.2	$ 915.0	$(161.4)	$(328.3)	$193.4	$ 661.9
2009 net income						121.6	121.6
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					20.4		
Reclassification to earnings					(2.5)		
Income tax effect					(6.7)		
					11.2		11.2
Related to employee benefit plans:							
Pension liability adjustment, net of $42.3 tax effect					71.9		71.9
Postretirement medical liability adjustment, net of $2.3 tax effect					3.9		3.9
Officers supplemental retirement plan, net of $0.2 tax effect					(0.2)		(0.2)
Related to interest rate derivative instruments:							
Change in fair value					2.4		
Income tax effect					(0.9)		
					1.5		1.5
Total comprehensive income							209.9
Purchase of treasury stock	(1.325)	—	—	(23.8)			(23.8)
Stock-based compensation	—	—	11.9	—			11.9
Treasury stock issued under stock plans	0.069	—	—	1.5			1.5
Delisting of treasury shares	—	(7.9)	(170.1)	178			—
Stock issued for employee stock purchase plan	0.185	0.2	2.9	—			3.1
Stock issued under stock plans	0.387	0.3	7.3	—			7.6
Balances at December 31, 2009	35.591	$35.8	$ 767.0	$ (5.7)	$(240.0)	$315.0	$ 872.1
2010 net income						251.1	251.1
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					7.2		
Reclassification to earnings					(8.3)		
Income tax effect					0.4		
					(0.7)		(0.7)
Related to employee benefit plans:							
Pension liability adjustment, net of $8.5 tax effect					(14.2)		(14.2)
Postretirement medical liability adjustment, net of $1.7 tax effect					(2.9)		(2.9)
Officers supplemental retirement plan, net of $1.5 tax effect					(2.4)		(2.4)
Related to interest rate derivative instruments:							
Change in fair value					(11.2)		
Income tax effect					4.2		
					(7.0)		(7.0)
Total comprehensive income							223.9
Purchase of treasury stock	(1.001)	—	—	(45.1)			(45.1)
Stock-based compensation	—	—	13.7	—			13.7
Treasury stock issued under stock plans	0.167	—	—	4.8			4.8
Stock issued for employee stock purchase plan	0.016	—	—	—			—
Stock issued under stock plans	1.151	1.2	34.8	—			36.0
Balances at December 31, 2010	35.924	$37.0	$ 815.5	$ (46.0)	$(267.2)	$566.1	$1,105.4

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(continued)

(in millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
2011 net income						244.5	244.5
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					(1.2)		
Reclassification to earnings					(2.5)		
Income tax effect					1.4		
					(2.3)		(2.3)
Related to employee benefit plans:							
Pension liability adjustment, net of $73.4 tax effect					(123.9)		(123.9)
Postretirement medical liability adjustment, net of $9.2 tax effect					15.3		15.3
Officers supplemental retirement plan, net of $1.0 tax effect					(1.7)		(1.7)
Related to interest rate derivative instruments:							
Change in fair value					(20.0)		
Income tax effect					9.8		
					(10.2)		(10.2)
Total comprehensive income							121.7
Purchase of treasury stock	*(1.309)*	—	—	(79.5)			(79.5)
Stock-based compensation	—	—	11.6	—			11.6
Treasury stock issued under stock plans	*0.004*	—	—	0.2			0.2
Stock issued for employee stock purchase plan	*0.063*	0.1	2.7	—			2.8
Stock issued under stock plans	*0.793*	0.8	10.2	—			11.0
Balances at December 31, 2011	*35.475*	37.9	840.0	(125.3)	(390.0)	810.6	1,173.2

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (in millions)	2011	2010	2009
Cash flows from operating activities:			
Net income	$ 244.5	$ 251.1	$ 121.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Fleet transition and restructuring related charges	38.9	13.2	24.3
Depreciation and amortization	246.9	230.5	219.2
Stock-based compensation and other	16.5	9.1	12.9
Changes in certain assets and liabilities:			
Changes in fair values of open fuel hedge contracts	14.4	(14.3)	(88.7)
Changes in deferred income taxes	144.8	145.3	84.1
Increase (decrease) in air traffic liability	67.0	56.1	(6.4)
Increase (decrease) in deferred revenue	6.7	(31.6)	17.3
Increase (decrease) in other long-term liabilities	69.9	28.7	69.1
Pension contribution	(140.8)	(150.5)	(152.8)
Other—net	(12.8)	15.1	(8.1)
Net cash provided by operating activities	696.0	552.7	292.5
Cash flows from investing activities:			
Property and equipment additions:			
Aircraft and aircraft purchase deposits	(317.8)	(138.6)	(367.2)
Other flight equipment	(35.2)	(27.2)	(30.6)
Other property and equipment	(34.4)	(19.5)	(40.6)
Total property and equipment additions	(387.4)	(185.3)	(438.4)
Assets constructed for others (Terminal 6 at LAX)	(108.9)	(29.0)	—
Purchases of marketable securities	(883.5)	(1,022.0)	(942.6)
Sales and maturities of marketable securities	955.7	931.0	725.0
Proceeds from disposition of assets and changes in restricted deposits	20.8	10.1	(1.4)
Net cash used in investing activities	(403.3)	(295.2)	(657.4)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	106.5	—	275.0
Proceeds from sale-leaseback transactions, net	—	—	230.0
Long-term debt payments	(333.5)	(321.0)	(261.0)
Purchase of treasury stock	(79.5)	(45.1)	(23.8)
Proceeds and tax benefit from issuance of common stock	19.4	36.5	13.0
Other financing activities	7.1	(2.6)	12.8
Net cash (used in) provided by financing activities	(280.0)	(332.2)	246.0
Net increase (decrease) in cash and cash equivalents	12.7	(74.7)	(118.9)
Cash and cash equivalents at beginning of year	89.5	164.2	283.1
Cash and cash equivalents at end of year	$ 102.2	$ 89.5	$ 164.2
Supplemental disclosure:			
Cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	$ 73.6	$ 106.0	$ 94.6
Income taxes	7.5	0.4	(8.8)
Non-cash transactions:			
Relocation credit and assets constructed related to Terminal 6 at LAX	15.6	7.4	—

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2011

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates. Certain reclassifications have been made to conform the prior year data to the current format.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market value. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $26.0 million and $23.3 million at December 31, 2011 and 2010, respectively, and is included in accounts payable, with the change in the balance during the year included in other financing activities in the consolidated statements of cash flows.

The Company has restricted cash balances primarily used to guarantee various letters of credit, self-insurance programs, or other contractual rights. Restricted cash consists of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates fair value.

Marketable Securities

Investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash equivalents and short-term investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. Changes in market value, excluding other-than-temporary impairments, are reflected in accumulated other comprehensive loss (AOCL).

Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. The Company uses a systematic methodology that considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, credit quality of debt instrument issuers, the duration and extent to which the fair value is less than cost, our intent and ability to hold, or plans to sell, the investment. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded to Other-net in the consolidated statements of operations and a new cost basis in the investment is established.

Receivables

Receivables are due on demand and consist primarily of airline traffic (including credit card) receivables, Mileage Plan partners, amounts due from other airlines related to interline agreements, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies—net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $23.3 million and $29.0 million at December 31, 2011 and 2010, respectively. Inventory and supplies—net also includes fuel inventory of $19.6 million and $20.2 million at December 31, 2011 and 2010, respectively. Repairable and rotable aircraft parts inventories are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400	15 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

"Related flight equipment" includes rotable and repairable spare inventories, which are depreciated over the associated fleet life unless otherwise noted.

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Maintenance and repairs, other than engine maintenance on B737-400, -700 and -900 engines, are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use. Maintenance on B737-400, -700 and -900 engines is covered under power-by-the-hour agreements with third parties, whereby the Company pays a determinable amount, and transfers risk, to a third party. The Company expenses the contract amounts based on engine usage.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is considered when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software.

Deferred Revenue

Deferred revenue results primarily from the sale of Mileage Plan miles to third-parties. This revenue is recognized when award transportation is provided or over the term of the applicable agreement.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued when it is probable that a cash payment will be made and that amount is reasonably estimable. Any accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $2.1 million and $2.9 million as of December 31, 2011 and December 31, 2010, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability until travel or date of expiration. Commissions to travel agents and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Taxes collected from passengers, including transportation excise taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are based on the Company's historical data.

Passenger revenue also includes certain "ancillary" or non-ticket revenue such as reservations fees, ticket change fees, and baggage service charges. These fees are recognized as revenue when the related services are provided.

Freight and mail revenues are recognized when service is provided.

Other—net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below. Other—net also includes certain ancillary revenues such as on-board food and beverage sales, and to a much lesser extent commissions from car and hotel vendors, and from the sales of travel insurance. These items are recognized as revenue when the services are provided. Boardroom (airport lounges) memberships are recognized as revenue over the membership period.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska or Horizon and through airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated.

Alaska also sells miles to non-airline partners such as hotels, car rental agencies, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines (less the cost paid to the other airline). The portion of the sales proceeds not deferred is recognized as commission income in the period that the mileage credits are sold and included in other revenue—net in the consolidated statements of operations.

Alaska's Mileage Plan deferred revenue and liabilities are included under the following consolidated balance sheet captions at December 31 (in millions):

	2011	2010
Current Liabilities:		
Other accrued liabilities	**$271.4**	$278.0
Other Liabilities and Credits:		
Deferred revenue	**392.2**	382.1
Other liabilities	**16.9**	13.8
Total	**$680.5**	$673.9

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $38.5 million and $43.0 million at December 31, 2011 and 2010, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following consolidated statements of operations captions for the years ended December 31 (in millions):

	2011	2010	2009
Passenger revenues	**$200.7**	$189.5	$182.1
Other-net revenues	**194.9**	183.3	151.5
Total Mileage Plan revenues	**$395.6**	$372.8	$333.6

Other—net revenues includes commission revenue of $138.2 million, $123.7 million, and $96.8 million in 2011, 2010, and 2009, respectively.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards earned through air travel, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $16.1 million, $16.0 million, and $16.8 million during the years ended December 31, 2011, 2010, and 2009, respectively.

Derivative Financial Instruments

The Company's operations are significantly impacted by changes in aircraft fuel prices and interest rates. In an effort to manage our exposure to these risks, the Company periodically enters into fuel and interest rate derivative instruments. These derivative instruments are recognized at fair value on the balance sheet and changes in the fair value is recognized in AOCL or in the consolidated statements of operations, depending on the nature of the instrument.

The Company does not hold or issue derivative fuel hedge contracts for trading purposes and does not apply hedge accounting. For cash flow hedges related to our interest rate swaps the effective portion of the derivative represents the change in fair value of the hedge that offsets the change in fair value of the hedged item. To the extent the change in the fair value of the hedge does not perfectly offset the change in the fair value of the hedged item, the ineffective portion of the hedge is immediately recognized in interest expense.

Fair Value Measurements

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company has elected not to use the Fair Value Option for non-financial instruments, and accordingly those assets and liabilities are carried at amortized cost. For financial instruments, those assets and liabilities are carried at fair value and are determined based on the market approach or income approach depending upon the level of inputs used.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with the accounting standards.

Stock-Based Compensation

Accounting standards require companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. These standards apply to all stock awards that the Company grants to employees as well as the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Earnings Per Share (EPS)

Diluted EPS is calculated by dividing net income by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options and restricted stock units, using the treasury-stock method. In 2011, 2010, and 2009, 0.1 million, 0.1 million, and 2.1 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive.

NOTE 2. CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES

Components for cash, cash equivalents and marketable securities (in millions):

December 31, 2011	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$ 62.1	$ —	$ —	$ 62.1
Money market funds	40.1	—	—	40.1
Cash and cash equivalents	102.2	—	—	102.2
U.S. government and agency securities	292.5	3.4	—	295.9
Foreign government bonds	24.9	0.5	—	25.4
Asset-back securities	58.2	0.1	(0.3)	58.0
Mortgage-back securities	124.1	1.1	(0.3)	124.9
Corporate notes and bonds	518.0	7.0	(2.4)	522.6
Municipal securities	11.8	0.1	—	11.9
Marketable securities	1,029.5	12.2	(3.0)	1,038.7
Total	$1,131.7	$12.2	$(3.0)	$1,140.9

December 31, 2010	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash	$ 6.6	$ —	$ —	$ 6.6
Money market funds	82.9	—	—	82.9
Cash and cash equivalents	89.5	—	—	89.5
U.S. government and agency securities	469.8	4.3	(1.2)	472.9
Foreign government bonds	41.0	0.8	(0.2)	41.6
Asset-back securities	51.7	0.3	(0.3)	51.7
Mortgage-back securities	125.7	1.0	(1.2)	125.5
Corporate notes and bonds	411.1	9.7	(0.5)	420.3
Municipal securities	6.5	0.2	—	6.7
Marketable securities	1,105.8	16.3	(3.4)	1,118.7
Total	$1,195.3	$16.3	$(3.4)	$1,208.2

Activity for marketable securities for the years ended December 31 (in millions):

	2011	2010	2009
Proceeds from sales and maturities	**$955.7**	$931.0	$725.0
Gross realized gains	**7.5**	10.4	7.0
Gross realized losses	**2.3**	2.3	2.3
Other-than-temporarily impairments on investments	**2.2**	—	2.2

Of the marketable securities on hand at December 31, 2011, 23.4% mature in 2012, 35.8% in 2013, and 40.8% thereafter.

Investments with continuous unrealized losses (in millions):

December 31, 2011	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	Greater than 12 months Fair Value	Greater than 12 months Unrealized Losses	Total Fair Value	Total Unrealized Losses
Asset-backed obligations	$ 31.7	$(0.1)	$1.1	$(0.2)	$ 32.8	$(0.3)
Mortgage-backed obligations	35.1	(0.2)	1.9	(0.1)	37.0	(0.3)
Corporate notes and bonds	137.4	(2.4)	1.0	—	138.4	(2.4)
Total	$204.2	$(2.7)	$4.0	$(0.3)	$208.2	$(3.0)

December 31, 2010	Less than 12 months Fair Value	Less than 12 months Unrealized Losses	Greater than 12 months Fair Value	Greater than 12 months Unrealized Losses	Total Fair Value	Total Unrealized Losses
U.S. government and agency securities	$163.3	$(1.2)	$ —	$ —	$163.3	$(1.2)
Foreign government bonds	—	—	41.6	(0.2)	41.6	(0.2)
Asset-backed obligations	15.6	(0.1)	1.9	(0.2)	17.5	(0.3)
Mortgage-backed obligations	51.4	(0.4)	8.8	(0.8)	60.2	(1.2)
Corporate notes and bonds	60.6	(0.5)	1.8	—	62.4	(0.5)
Total	$290.9	$(2.2)	$54.1	$(1.2)	$345.0	$(3.4)

Unrealized losses from fixed-income securities are primarily attributable to changes in interest rates. Management does not believe any remaining unrealized losses represent other-than-temporary impairments based on our evaluation of available evidence as of December 31, 2011.

NOTE 3. DERIVATIVE INSTRUMENTS

Fuel Hedge Contracts

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options for crude oil and swap agreements for jet fuel refining margins. The Company is exposed to credit losses in the event of nonperformance by counterparties to these financial instruments. The Company periodically reviews and seeks to mitigate exposure to the counterparty's financial deterioration and nonperformance by monitoring the absolute exposure levels, and the counterparty's credit rating. The credit exposure related to these financial instruments is limited to the fair value of contracts in a net receivable position at the reporting date. The Company also maintains security agreements that require the Company to post collateral if the value of selected instruments falls below specified mark-to-market thresholds.

In the fourth quarter, in an effort to reduce the premium expense of hedge contracts in 2012, the Company sold a portion of its existing crude oil contracts with maturities in 2012, and purchased new positions with a higher strike price for the same period. This reduced the premiums associated with the 2012 positions, and increased the average strike price of the 2012 portfolio from $92 per barrel to $100 per barrel. There was no net impact to the income statement during the period due to the contracts being marked-to-market each period.

As of December 31, 2011, the Company had fuel hedge contracts outstanding covering 421.1 million gallons of crude oil that will be settled from January 2012 to December 2014. Refer to the contractual obligations and commitments section of Item 7 for further information.

Interest Rate Swap Agreements

The Company has interest rate swap agreements with a third party designed to hedge the volatility of the underlying variable interest rate in the Company's aircraft lease agreements for six Boeing 737-800 aircraft. The agreements stipulate that the Company pay a fixed interest rate over the term of the contract and receive a floating interest rate. All significant terms of the swap agreement match the terms of the lease agreements, including interest-rate index, rate reset dates, termination dates and underlying notional values. The agreements expire from February 2020 through March 2021 to coincide with the lease termination dates.

Fair Values of Derivative Instruments

Fair values of derivative instruments on the consolidated balance sheet as of December 31 (in millions):

	2011	2010
Derivative Instruments Not Designated as Hedges		
Fuel hedge contracts		
Fuel hedge contracts, current assets	**$ 46.7**	$ 61.4
Fuel hedge contracts, noncurrent assets	**70.2**	69.9
Fuel hedge contracts, current liabilities	**(10.3)**	$ —
Derivative Instruments Designated as Hedges		
Interest rate swaps		
Other accrued liabilities	**(5.2)**	(6.0)
Other liabilities	**(23.6)**	(2.8)
Gains (losses) in AOCL	**20.0**	(11.2)

The net cash received (paid) for new positions and settlements was $15.9 million, $(16.3) million, and $(60.5) million during 2011, 2010, and 2009, respectively.

The Company expects that $5.2 million to be reclassified from AOCL into earnings within the next twelve months.

Pretax effect of derivative instruments on earnings (fuel hedges) and AOCL (interest rate swaps) at December 31 (in millions):

	2011	2010	2009
Derivative Instruments Not Designated as Hedges			
Fuel hedge contracts			
Gains (losses) recognized in aircraft fuel expense	**$(8.7)**	$(2.0)	$28.1
Derivative Instruments Designated as Hedges			
Interest rate swaps			
Gains (losses) recognized in aircraft rent	**(6.2)**	(6.1)	(1.6)

The amounts shown as recognized in earnings for cash flow hedges represent the realized gains/(losses) transferred out of AOCL to earnings during the year. The amounts shown as recognized in AOCL are prior to these transfers of realized gains/(losses) to earnings.

NOTE 4. FAIR VALUE MEASUREMENTS

Fair Value of Financial Instruments on a Recurring Basis

Fair values of financial instruments on the consolidated balance sheet (in millions):

December 31, 2011	Level 1	Level 2	Total
Assets			
Marketable securities			
U.S. government securities	$295.9	$ —	$295.9
Foreign government bonds	—	25.4	25.4
Asset-back securities	—	58.0	58.0
Mortgage-back securities	—	124.9	124.9
Corporate notes and bonds	—	522.6	522.6
Municipal securities	—	11.9	11.9
Derivative instruments			
Fuel hedge contracts	—	116.9	116.9
Liabilities			
Derivative instruments			
Fuel hedge contracts	—	(10.3)	(10.3)
Interest rate swap agreements	—	(28.8)	(28.8)

December 31, 2010	Level 1	Level 2	Total
Assets			
Marketable securities			
U.S. government securities	$472.9	$ —	$472.9
Foreign government bonds	—	41.6	41.6
Asset-back securities	—	51.7	51.7
Mortgage-back securities	—	125.5	125.5
Corporate notes and bonds	—	420.3	420.3
Municipal securities	—	6.7	6.7
Derivative instruments			
Fuel hedge contracts	—	131.3	131.3
Liabilities			
Derivative instruments			
Interest rate swap agreements	—	(8.8)	(8.8)

The Company uses the market and income approach to determine the fair value of marketable securities. U.S. government securities are Level 1 as the fair value is based on quoted prices in active markets. Foreign governments bonds, asset-back securities, mortgage-back securities, corporate notes and bonds, and municipal securities are Level 2 as the fair value is based on industry standard valuation models that are calculated based on observable inputs such as quoted interest rates, yield curves, credit ratings of the security and other observable market information.

The Company uses the market approach and the income approach to determine the fair value of derivative instruments. Fuel hedge contracts are over-the-counter, are not exchange traded and determined based on observable inputs that are readily available in active markets or can be derived from information available in active, quoted markets. Interest rate swap agreements are Level 2 as the fair value of these contracts is determined based on the difference between the fixed interest rate in the agreements and the observable LIBOR-based interest forward rates at period end, multiplied by the total notional value.

The Company has no other financial assets that are measured at fair value on a nonrecurring basis at December 31, 2011.

Fair Value of Other Financial Instruments

The Company used the following methods and assumptions to determine the fair value of financial instruments that are not recognized at fair value as described below.

Cash and Cash Equivalents: Carried at amortized costs which approximates fair value.

Debt: The carrying amounts of the Company's variable-rate debt approximates fair values. For fixed-rate debt, the Company uses the income approach to determine the estimated fair value, by using discounted cash flow using the Company's current borrowing rate.

Fixed-rate debt that is not carried at fair value on the consolidated balance sheet and the estimated fair value of long-term fixed-rate debt as of December 31 (in millions):

	2011	2010
Carrying Amount	**$1,002.5**	$1,233.6
Fair value	**1,075.8**	1,285.0

NOTE 5. ASSETS CONSTRUCTED FOR OTHERS (TERMINAL 6 AT LAX)

In 2009, the Company announced plans to move from Terminal 3 to Terminal 6 at LAX. The total project is estimated to cost approximately $235 million and is comprised of a new baggage system for LAX, renovations of Terminal 6 including additional gates, new common use systems, expansion of security screening checkpoints, and a new ticket lobby, all of which is expected to be completed in the spring of 2012.

In 2011, the Company signed a funding agreement with the City of Los Angeles and LAWA, which would reimburse the Company for the non-proprietary renovations such as a common use areas, new baggage system, security checkpoint, and new ticket lobby, while the Company will not be reimbursed for proprietary renovations at the new gates included in Terminal 6. The Company anticipates that the non-reimbursable share of the project will be approximately $25 million. The majority of the construction costs will be reimbursed during or at the completion of construction.

For accounting and financial reporting purposes, the Company is considered to be the owners of the project during construction and will not be able to qualify for sale and leaseback accounting when the non-proprietary assets are transferred to the City of Los Angeles due to the Company's continuing involvement with the project. As a result, all of the costs incurred to fund the project are included in "Other property and equipment" and all amounts that have been and will be reimbursed will be in "Other liabilities" on the balance sheet. As of December 31, 2011, $152.1 million was capitalized and included in "Other property and equipment", while $17.7 million was included in "Other liabilities."

The assets will be depreciated over the life of the lease based on the straight-line method, while the liability will amortize on the effective interest method based on the lease rental payments. Because the Company will only operate a small portion of the gates in the new terminal, the asset and liability will depreciate and amortize to an estimated fair value at the end of the lease term, at which time we may sell the assets and derecognize our obligation or we may extend our lease term.

Additionally, as part of the project we capitalized interest of $4.5 million, which will depreciate over the lease term in connection with the associated assets. The Company also deferred interest income of $6.2 million, related to the interest paid by LAWA in connection with our financing of the project, which will be recognized over the lease period.

Future minimum payments related to the Terminal 6 lease are included in facility leases described in Note 9, while the expected capital expenditures in 2012 are estimated to total approximately $83 million.

NOTE 6. LONG-TERM DEBT

Long-term debt obligations were as follows at December 31 (in millions):

	2011	2010
Fixed-rate notes payable due through 2024	**$1,002.5**	$1,233.6
Variable-rate notes payable due through 2024	**304.4**	300.6
Long-term debt	**1,306.9**	1,534.2
Less current portion	**207.9**	221.2
	$1,099.0	$1,313.0
Weighted-average fixed-interest rate	**5.8%**	6.0%
Weighted-average variable-interest rate	**1.9%**	1.8%

All of the Company's borrowings were secured by aircraft.

During 2011, the Company made scheduled debt payments of $168.8 million. The Company also prepaid the full debt balance on seven outstanding aircraft debt agreements and the partial debt balance on four outstanding aircraft debt agreements totaling $164.7 million. In addition, the Company borrowed approximately $106.5 million for six of the Q400 aircraft delivered in 2011.

At December 31, 2011, long-term debt principal payments for the next five years and thereafter are as follows (in millions):

	Total
2012	$ 207.9
2013	165.9
2014	122.3
2015	118.9
2016	116.5
Thereafter	575.4
Total principal payments	$1,306.9

Bank Line of Credit

The Company has two $100 million credit facilities. Both facilities have variable interest rates based on LIBOR plus a specified margin. Borrowings on one of the $100 million facilities, which expires in March 2013, are secured by aircraft. Borrowings on the other $100 million facility are secured by certain accounts receivable, spare engines, spare parts and ground service equipment. During 2011, we modified the second facility by extending the term from March 2014 to March 2016 and reduced the commitment fee. The Company has no immediate plans to borrow using either of these facilities. These facilities have a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. The Company is in compliance with this covenant at December 31, 2011.

NOTE 7. INCOME TAXES

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2011	2010
Excess of tax over book depreciation	**$ 795.2**	$ 660.0
Fuel hedge contracts	**—**	8.7
Other—net	**16.9**	16.9
Gross deferred tax liabilities	**812.1**	685.6
Mileage Plan	**(241.9)**	(237.2)
AMT and other tax credits	**(53.1)**	(57.5)
Inventory obsolescence	**(13.4)**	(16.5)
Deferred gains	**(14.1)**	(15.9)
Employee benefits	**(217.6)**	(179.1)
Loss carryforwards (a)	**(13.0)**	(4.1)
Fuel hedge contracts	**(2.8)**	—
Other—net	**(27.5)**	(15.9)
Gross deferred tax assets	**(583.4)**	(526.2)
Net deferred tax liabilities	**$ 228.7**	$ 159.4
Current deferred tax asset	**$(134.2)**	$(120.5)
Noncurrent deferred tax liability	**362.9**	279.9
Net deferred tax liability	**$ 228.7**	$ 159.4

(a) The Federal loss carryforward of $27.7 million ($9.7 million tax effected) expires in 2031; State loss carryforwards of $59.0 million ($3.3 million tax effected) expire beginning in 2014 and ending in 2031.

As a result of certain realization requirements of ASC 718, Compensation—Stock Compensation, the table of deferred assets and liabilities shown above does not include certain deferred tax assets at December 31, 2011, that arose directly from the tax deductions related to equity compensation in excess of compensation recognized for financial reporting. Those deferred tax assets include $10.3 million of loss carryforwards, in which additional-paid-in-capital will be increased if and when such deferred tax assets are ultimately realized. The Company uses ASC 740 ordering for purposes of determining when excess tax benefits have been realized.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2011. This conclusion is based on the expected future reversals of existing taxable temporary differences, anticipated future taxable income, and the potential for future tax planning strategies to generate taxable income, if needed. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

Components of Income Tax Expense

The components of income tax expense were as follows (in millions):

	2011	2010	2009
Current tax expense (benefit):			
Federal	**$ —**	$ 7.4	$ (3.4)
State	**3.5**	2.7	(1.3)
Total current	**3.5**	10.1	(4.7)
Deferred tax expense:			
Federal	**134.9**	131.5	76.7
State	**10.8**	13.2	9.3
Total deferred	**145.7**	144.7	86.0
Total tax expense related to income	**$149.2**	$154.8	$81.3

Income Tax Rate Reconciliation

Income tax expense reconciles to the amount computed by applying the U.S. federal rate of 35% to income before income tax and accounting change as follows (in millions):

	2011	2010	2009
Income before income tax	**$393.7**	$405.9	$202.9
Expected tax expense	**137.8**	142.1	71.0
Nondeductible expenses	**1.4**	1.8	3.1
State income taxes	**10.2**	10.7	5.5
Other—net	**(0.2)**	0.2	1.7
Actual tax expense	**$149.2**	$154.8	$ 81.3
Effective tax rate	**37.9%**	38.1%	40.1%

Uncertain Tax Positions

The Company has identified its federal tax return and its state tax returns in Alaska, Oregon, and California as "major" tax jurisdictions. A summary of the Company's jurisdictions and the periods that are subject to examination are as follows:

Jurisdiction	Period
Federal	2009 to 2010
Alaska	2008 to 2010
California	2007 to 2010
Oregon	2002 to 2010

The 2002 to 2007 Oregon tax returns are subject to examination only to the extent of net operating loss carryforwards from those years that were utilized in 2010 and later years.

Changes in the liability for unrecognized tax benefits during 2009, 2010 and 2011 are as follows (in millions):

	2011	2010	2009
Balance at January 1,	$ 1.5	$1.3	$ 23.7
Additions based on tax positions and settlements related to the prior year	—	—	—
Additions based on tax positions and settlements related to the current year	0.2	0.2	0.1
Reductions for tax positions of prior years	—	—	(22.5)
Lapse of statute of limitations	(1.1)	—	—
Balance at December 31,	$ 0.6	$1.5	$ 1.3

At December 31, 2011, the total amount of unrecognized tax benefits is recorded as a liability, all of which would impact the effective tax rate. No interest or penalties related to these tax positions were accrued as of December 31, 2011.

NOTE 8. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. The qualified defined-benefit pension plans are closed to new entrants.

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers.

Accounting standards require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in AOCL.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA). The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 4.65% and 5.55% were used as of December 31, 2011 and 2010, respectively. For 2011, the rate of compensation increase used varied from 2.94% to 4.17%, depending on the related work group. For 2010, the rate of compensation increases was 2.99% to 4.35%.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.55%, 5.85%, and 6.20% were used for the years ended December 31, 2011, 2010, and 2009, respectively. For all three years, the expected return on plan assets used was 7.75%, and the rate of compensation increase used varied from 2.99% to 4.35%, depending on the plan and the related work group.

In determining the discount rate used, the Company's policy is to use the rates at the end of the year on high-quality long-term bonds with maturities that closely match the expected timing of future cash distributions from the plan. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Plan assets are invested in common commingled trust funds invested in equity and fixed income securities. The asset allocation of the funds in the qualified defined-benefit plans, by asset category, is as follows as of the end of 2011 and 2010:

	2011	2010
Asset category:		
Money market fund	**1%**	2%
Domestic equity securities	**45%**	51%
Non-U.S. equity securities	**20%**	18%
Fixed income securities	**34%**	29%
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a fund manager and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	45% - 55%
Non-U.S. equities:	17% - 23%
Fixed income:	25% - 35%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

The Company made a $100 million contribution to the plan in December 2010 and another $100 million contribution to the plan in December 2011, which were distributed immediately to investments in accordance with the target asset allocations.

As of December 31, 2011, other than the money market fund, all assets were invested in common commingled trust funds. The Company uses the net asset values of these funds to determine fair value as allowed using the practical expediency method outlined in the accounting standards. The fund categories included in plan assets as of December 31, 2011 and 2010, their amounts, and their fair value hierarchy level are as follows (dollars in millions):

	2011	2010	Level
Fund type:			
Money market fund	**$ 12.0**	$ 27.7	1
U.S. equity market fund	**578.7**	561.9	2
Non-U.S. equity fund	**256.1**	210.0	2
U.S. debt index fund	**75.0**	135.0	2
Government/credit bond index fund	**366.2**	208.1	2
Plan assets	**$1,288.0**	$1,142.7	

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 4.65% and 5.55% were used as of December 31, 2011 and 2010 respectively.

The rate of compensation increase used was 5.00% as of December 31, 2011 and 2010.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 5.55%, 5.85%, and 6.20% were used for the years ended December 31, 2011, 2010, and 2009, respectively. The rate of compensation increase used was 5.00% for all three years presented.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2011 and 2010 (in millions):

	Qualified		Nonqualified	
	2011	**2010**	**2011**	**2010**
Projected benefit obligation (PBO)				
Beginning of year	**$1,343.0**	$1,179.8	**$ 41.1**	$ 37.3
Service cost	**35.3**	32.3	**1.0**	0.8
Interest cost	**72.9**	67.7	**2.2**	2.1
Plan amendments	**(21.6)**	—	**0.2**	—
Actuarial loss	**206.3**	101.0	**3.2**	4.1
Benefits paid	**(41.6)**	(37.8)	**(4.9)**	(3.2)
End of year	**$1,594.3**	$1,343.0	**$ 42.8**	$ 41.1
Plan assets at fair value				
Beginning of year	**$1,142.7**	$ 906.9	**$ —**	$ —
Actual return on plan assets	**53.6**	128.0	**—**	—
Employer contributions	**133.3**	145.6	**4.9**	3.2
Benefits paid	**(41.6)**	(37.8)	**(4.9)**	(3.2)
End of year	**$1,288.0**	$1,142.7	**$ —**	$ —
Funded status (unfunded)	**$ (306.3)**	$ (200.3)	**$(42.8)**	$(41.1)
Percent funded	**81%**	85%	**—**	—

The accumulated benefit obligation for the combined qualified defined-benefit pension plans was $1,483.0 million and $1,232.1 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $41.8 million and $40.4 million at December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2011		2010	
	Qualified	**Nonqualified**	**Qualified**	**Nonqualified**
Accrued benefit liability-current	**$ —**	**$ 2.2**	$ —	$ 2.3
Accrued benefit liability-long term	**306.3**	**40.6**	200.3	38.8
Total liability recognized	**$306.3**	**$42.8**	$200.3	$41.1

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCL:

	2011		2010	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service credit	$ (15.7)	$ —	$ (16.7)	$0.1
Net loss	613.2	11.5	417.0	8.7
Amount recognized in AOCL (pretax)	$597.5	$11.5	$400.3	$8.8

The expected amortization of prior service credit and net loss from AOCL in 2012 is $1.0 million and $39.6 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the expected combined amortization of prior service cost and net loss from AOCL in 2011 is $0.8 million.

Net pension expense for the defined-benefit plans included the following components for 2011, 2010, and 2009 (in millions):

	Qualified			Nonqualified		
	2011	2010	2009	2011	2010	2009
Service cost	$ 35.3	$ 32.3	$ 44.2	$1.0	$0.8	$0.7
Interest cost	72.9	67.7	66.9	2.2	2.1	2.2
Expected return on assets	(88.2)	(70.9)	(51.3)	—	—	—
Amortization of prior service cost	(1.0)	(0.9)	4.3	0.1	0.1	0.1
Curtailment loss	—	—	—	0.2	—	—
Recognized actuarial loss	23.2	22.0	28.9	0.4	0.1	0.1
Net pension expense	$ 42.2	$ 50.2	$ 93.0	$3.9	$3.1	$3.1

Historically, the Company's practice has been to contribute to the qualified defined-benefit pension plans in an amount equal to the greater of 1) the minimum required by law, 2) the Pension Protection Act (PPA) target liability, or 3) the service cost as actuarially calculated. There are no current funding requirements for the Company's plans in 2012. However, the funding in 2012 is estimated to be $35 million to $50 million. The Company expects to contribute approximately $2 million to the nonqualified defined-benefit pension plans during 2012.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2011 are as follows (in millions):

	Qualified	Nonqualified
2012	$50.9	$ 2.2
2013	61.1	2.3
2014	66.0	2.4
2015	76.5	2.7
2016	76.5	2.8
2017—2021	486.5	16.6

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded. This liability was determined using an assumed discount rate of 4.65% and 5.55% at December 31, 2011 and 2010, respectively. The Company does not believe the U.S. Health Care Reform: The Patient Protection and Affordable Care Act and The Health Care and Education Reconciliation Act will have a significant impact.

(in millions)	2011	2010
Accumulated postretirement benefit obligation		
Beginning of year	$ 132.5	$ 117.3
Service cost	6.0	5.3
Interest cost	7.2	6.7
Actuarial (gain) loss	(22.9)	4.9
Benefits paid	(2.6)	(1.7)
End of year	$ 120.2	$ 132.5
Plan assets at fair value		
Beginning of year	$ —	$ —
Employer contributions	2.6	1.7
Benefits paid	(2.6)	(1.7)
End of year	$ —	$ —
Funded status (unfunded)	$(120.2)	$(132.5)

As of December 31, 2011 and 2010, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2011	2010
Accrued benefit liability-current	$ 4.1	$ 4.9
Accrued benefit liability-long term	116.1	127.6
Total liability recognized	$120.2	$132.5

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCL:

(in millions)	2011	2010
Prior service cost	$ 2.2	$ 2.5
Net loss	(3.8)	20.3
Amount recognized in AOCL (pretax)	$(1.6)	$22.8

No expected combined amortization of prior service cost and net loss from AOCL in 2012.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2011, 2010 and 2009 (in millions):

	2011	2010	2009
Service cost	$ 6.0	$ 5.3	$ 5.6
Interest cost	7.2	6.7	7.8
Amortization of prior service cost	0.3	—	2.9
Recognized actuarial loss	1.2	0.3	0.8
Net periodic benefit cost	$14.7	$12.3	$17.1

This is an unfunded plan. The Company expects to contribute approximately $4 million to the postretirement medical benefits plan in 2012, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2011 are as follows (in millions):

2012	$ 4.1
2013	4.7
2014	5.5
2015	6.4
2016	7.2
2017 - 2021	47.8

The assumed health care cost trend rates to determine the expected 2012 benefits cost are 8.6%, 8.6%, 5.0% and 4.0% for medical, prescription drugs, dental and vision costs, respectively. The assumed trend rate declines steadily through 2028 where the ultimate assumed trend rates are 4.7% for medical, prescription drugs and dental, and 4.0% for vision.

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2011, 2010 and 2009 (in millions):

	2011	2010	2009
Change in service and interest cost			
1% higher trend rate	$ 1.9	$ 1.8	$ 2.1
1% lower trend rate	(1.7)	(1.5)	(1.7)
Change in year-end postretirement benefit obligation			
1% higher trend rate	$ 14.4	$ 16.0	$ 14.4
1% lower trend rate	(12.5)	(13.8)	(12.4)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $42.0 million, $40.0 million, and $28.6 million in 2011, 2010, and 2009, respectively. The increase in 2010 is due to pilots that elected to freeze or reduce their service credits in the defined-benefit pension plan receiving a higher Company contribution under the new collective bargaining agreement.

The Company also has a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who are ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2011 and 2010.

Pilot Long-term Disability Benefits

The collective bargaining agreement with Alaska's pilots calls for the removal of long-term disability benefits from the defined-benefit plan for any pilot that was not already receiving long-term disability payments prior to January 1, 2010. As a result of this plan change, the PBO of $32.6 million associated with assumed future disability payments was removed from the overall defined-benefit pension plan liability in 2009, $29.6 million of which was recorded through AOCL. Furthermore, the removal of the plan from the defined-benefit pension plan reduced the accumulated postretirement benefit obligation for medical costs as the new plan no longer considers long-term disability to be "retirement" from the Company.

The new long-term disability plan removes the service requirement that was in place under the former defined-benefit plan. Therefore, the liability is calculated based on estimated future benefit payments associated with pilots that were assumed to be disabled on a long-term basis as of December 31, 2011 and does not include any assumptions for future disability. The liability includes the discounted expected future benefit payments and medical costs. The total liability at December 31, 2011 is $8.1 million, which is recorded net of a prefunded trust account of $0.9 million, and is included in long-term other liabilities on the consolidated balance sheets.

Employee Incentive-Pay Plans

Alaska and Horizon have employee incentive plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2011, 2010 and 2009 was $71.9 million, $92.0 million, and $76.0 million, respectively. The plans are summarized below:

- *Performance-Based Pay* (PBP) is a program that rewards virtually all employees. The program is based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement as measured by customer satisfaction.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 9. COMMITMENTS

Future minimum fixed payments for commitments as of December 31, 2011 (in millions):

	Aircraft Leases	Facility Leases	Aircraft Commitments	Capacity Purchase Agreements	Engine Maintenance
2012	$144.2	$ 55.9	$372.4	$ 27.1	$ 42.1
2013	135.1	31.6	289.3	17.4	32.6
2014	125.6	27.7	158.7	17.7	26.2
2015	104.4	17.3	32.0	18.0	10.1
2016	81.9	8.9	1.4	18.3	—
Thereafter	131.4	110.8	2.8	26.5	—
Total	$722.6	$252.2	$856.6	$125.0	$111.0

Lease Commitments

At December 31, 2011, the Company had lease contracts for 60 aircraft, which have remaining noncancelable lease terms ranging from two to over ten years. Of these aircraft, 14 are non-operating (i.e. not in our fleet) and subleased to third party carriers. The majority of airport and terminal facilities are also leased. Rent expense was $274.9 million, $294.5 million, and $303.1 million, in 2011, 2010, and 2009, respectively.

Aircraft Commitments

The Company is committed to purchasing six Boeing 737-800 aircraft and 19 Boeing 737-900ER aircraft, with deliveries in 2012 through 2015 at December 31, 2011, with options to purchase an additional 42 Boeing 737 aircraft. The Company also has options to purchase an additional ten Q400 aircraft.

Capacity Purchase Agreements (CPAs)

At December 31, 2011, Alaska had CPAs with three carriers, including our wholly-owned subsidiary, Horizon. Beginning January 1, 2011, Horizon sold 100% of its capacity under a CPA with Alaska. On May 14, 2011, SkyWest Airlines, Inc. began flying certain routes under a CPA with Alaska. In addition, Alaska has a CPA with PenAir to fly certain routes in the state of Alaska. Under these agreements, Alaska pays the carriers an amount which is based on a determination of their cost of operating those flights and other factors intended to approximate market rates for those services. Future payments (excluding Horizon) are based on minimum levels of flying by the third-party carriers, which could differ materially due to variable payments based on actual levels of flying and certain costs associated with operating flights such as fuel.

Engine Maintenance

The Company had power-by-the-hour maintenance agreements for all Boeing 737 engines other than the Boeing 737-800 at December 31, 2011. These agreements transfer risk to third-party service providers and fix the amount the Company pays per flight hour in exchange for maintenance and repairs under a predefined maintenance program. Future payments are based on minimum flight hours. Accordingly, payments could differ materially based on actual flight hours.

NOTE 10. CONTINGENCIES

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected. Management believes the ultimate disposition of these matters is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

The SEC has formally notified Mr. Ayer that the inquiry discussed in our 2010 Form 10-K has been closed.

NOTE 11. SHAREHOLDERS' EQUITY

Common Stock Repurchase

In June 2011, the Board of Directors authorized a $50 million share repurchase program, which was completed in January 2012. In June 2010, the Board of Directors authorized a $50 million share repurchase program, which was completed in April 2011. In June 2009, the Board of Directors authorized a $50 million share repurchase program, which was completed in May 2010.

Share repurchase activity as of December 31 (in millions, except shares):

	2011		2010		2009	
	Shares	Amount	Shares	Amount	Shares	Amount
2011 Repurchase Program	**797,500**	$48.3	—	$ —	—	$ —
2010 Repurchase Program	**511,800**	31.2	355,000	18.8	—	—
2009 Repurchase Program	**—**	—	645,748	26.3	1,324,578	23.8
	1,309,300	$79.5	1,000,748	$45.1	1,324,578	$23.8

Retirement of Treasury Shares

In 2009, the Company retired 7,900,000 common shares that had been held in treasury. This action did not impact the total number of common shares outstanding.

Accumulated Other Comprehensive Loss (AOCL)

AOCL consisted of the following at December 31 (in millions, net of tax):

	2011	2010
Unrealized gain on marketable securities considered available-for-sale	**$ (5.7)**	$ (8.0)
Related to pension plans	**381.0**	255.4
Related to postretirement medical benefits	**(1.0)**	14.3
Related to interest rate derivatives	**15.7**	5.5
	$390.0	$267.2

NOTE 12. DETAIL OF OTHER FINANCIAL STATEMENT CAPTIONS

Receivables

Receivables consisted of the following at December 31 (in millions):

	2011	2010
Airline traffic receivables	**$ 66.5**	$ 53.6
Mileage Plan receivables	**40.2**	37.9
Other receivables	**30.5**	29.5
Allowance for doubtful accounts	**(0.8)**	(0.9)
	$136.4	$120.1

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2011	2010
Prepaid aircraft rent	**$29.5**	$ 42.5
Prepaid engine maintenance	**30.5**	28.7
Prepaid credit card and travel agent commissions	**9.8**	8.9
Prepaid fuel	**4.0**	12.6
Other	**19.2**	14.0
	$93.0	$106.7

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2011	2010
Restricted deposits (primarily restricted investments)	$ 83.0	$ 83.6
Prepaid aircraft rent	12.8	21.6
Deferred costs and other	32.0	31.1
	$127.8	$136.3

Deferred costs and other includes deferred financing costs, lease deposits and other items.

Other Accrued Liabilities

Other accrued liabilities consisted of the following at December 31 (in millions):

	2011	2010
Mileage Plan current liabilities	$271.4	$278.0
Property and transportation taxes	71.5	67.0
Fuel hedge contracts	10.3	—
Interest rate swaps	5.2	6.0
Postretirement medical benefits liability	4.1	4.9
Pension liability (nonqualified plans)	2.2	2.3
Other	148.6	143.0
	$513.3	$501.2

Other consists of accruals for ground operations, facilities rent, maintenance, and fuel, among other items.

NOTE 13. STOCK-BASED COMPENSATION PLANS

The table below summarizes the components of total stock-based compensation for the years ended December 31 (in millions):

	2011	2010	2009
Stock options	$ 3.0	$ 4.0	$ 4.3
Stock awards	7.7	8.8	5.8
Deferred stock awards	0.3	0.3	0.3
Employee stock purchase plan	0.6	0.6	1.5
Stock-based compensation	$11.6	$13.7	$11.9
Tax benefit related to stock-based compensation	$ 4.2	$ 4.9	$ 4.0

Unrecognized stock-based compensation for non-vested options and awards and the weighted-average period the expense will be recognized for the year ended December 31, 2011 (in millions):

	Amount	Weighted-Average Period
Stock options	$1.9	1.9
Stock awards	6.9	1.7
Unrecognized stock-based compensation	$8.8	1.7

The Company has various equity incentive plans under which it may grant stock awards to directors, officers and employees. The Company also has an employee stock purchase plan (ESPP).

The Company is authorized to issue 6,900,000 shares of common stock under these plans and as of December 31, 2011, of which 2,507,982 shares remain available for future grants of either options or stock awards.

Stock Options

Stock options to purchase common stock are granted at the fair market value of the stock on the date of grant. The stock options granted have terms of up to ten years.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the years ended December 31:

	2011	2010	2009
Expected volatility	**56%**	55%	52%
Expected term	**6 years**	6 years	6 years
Risk-free interest rate	**2.26%**	2.78%	2.01%
Expected dividend yield	**—**	—	—
Weighted-average grant date fair value per share	**$32.79**	$18.05	$14.00
Estimated fair value of options granted (millions)	**$ 2.4**	$ 2.3	$ 5.5

The expected market price volatility is based on the historical volatility. The expected term is based on the estimated period of time until exercise based on historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected forfeiture rates are based on historical experience.

The tables below summarize stock option activity for the year ended December 31, 2011:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2010	1,146,520	$30.27	6.4	$30.3
Granted	73,861	61.23		
Exercised	(562,883)	30.00		
Forfeited or expired	(6,700)	28.13		
Outstanding, December 31, 2011	650,798	$34.03	6.5	$26.7
Exercisable, December 31, 2011	**176,203**	**$35.51**	**5.2**	**$ 7.0**
Vested or expected to vest, December 31, 2011	**647,590**	**$34.03**	**6.5**	**$26.6**

	2011	2010	2009
Intrinsic value of option exercises	**$19.9**	$22.8	$1.6
Cash received from stock option exercises	**16.8**	37.4	8.3
Tax benefit related to stock option exercises	**7.5**	8.6	0.6
Fair value of options vested	**3.4**	3.9	4.4

Stock Awards

Restricted stock units (RSUs) are awarded to eligible employees and entitle the grantee to receive shares of common stock at the end of the vest period. The fair value of the RSUs is based on the stock price on the date of grant. The RSUs "cliff vest" after three years, or the period from the date of grant to the employee's retirement eligibility and expense is recognized accordingly. Performance Share Unit (PSUs) are awarded to certain executives to receive shares of common stock if specific performance goals and market conditions are achieved. There are several tranches of PSUs which vest when performance goals and market conditions are met.

The following table summarizes information about outstanding stock awards:

	Number of Units	Weighted-Average Grant Date Fair Value	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Non-vested, December 31, 2010	568,085	$29.55	1.1	$32.2
Granted	117,406	61.28		
Vested	(260,957)	22.87		
Forfeited	(26,714)	32.61		
Non-vested, December 31, 2011	397,820	$39.54	1.0	$29.9

Deferred Stock Awards

Deferred Stock Units (DSUs) are awarded to members of its Board of Directors as part of their retainers. The underlying common shares are issued upon retirement from the Board, but require no future service period. As a result, the entire intrinsic value of the awards is expensed on the date of grant.

Employee Stock Purchase Plan (ESPP)

The ESPP allows employees to purchase common stock at 85% of the stock price on the first day of the offering period or the specified purchase date, whichever is lower. Employees may contribute up to 10% of their base earnings during the offering period to purchase stock. Employees purchased 62,782, 15,549, and 184,488 shares in 2011, 2010, and 2009 under the ESPP.

Other Items

Subsequent to year-end the board of directors approved a stock-split. Refer to Note 16 for further details.

NOTE 14. FLEET TRANSITION AND RESTRUCTURING RELATED EXPENSES

The table below summarizes fleet transition and restructuring related expenses for the years ended December 31 (in millions):

	2011	2010	2009
Horizon Fleet Transition—CRJ-700	$28.3	$10.3	$ —
Horizon Fleet Transition—Q200	10.6	—	8.8
Horizon Restructuring	—	2.9	—
Alaska New Pilot Contract Transition	—	—	35.8
Total	$38.9	$13.2	$44.6

Horizon Fleet Transition

In 2011, Horizon completed its transition to an all-Q400 fleet, which included the sublease of CRJ-700 aircraft to a third-party carrier and removal of all residual CRJ-700 inventory. Additionally, Horizon removed all Q200 aircraft from operation in 2009 through either lease termination or sublease. In 2011, the Company terminated the underlying subleases and sold the remaining Q200 aircraft.

Horizon Restructuring

During 2010, the Company announced its decision to outsource the remaining heavy maintenance functions for Horizon aircraft. As a result of this decision, Horizon eliminated approximately 100 positions in the maintenance division resulting in a charge for separation pay.

Alaska New Pilot Contract Transition

During 2009, Alaska announced that its pilots, represented by the Air Line Pilots Association, ratified a new four-year contract. Among other items, the contract has a provision that allows for pilots to receive, at retirement, a cash payment equal to 25% of their accrued sick leave balance multiplied by their hourly rate. Pilots also received a one-time cash bonus following ratification of the contract.

NOTE 15. OPERATING SEGMENT INFORMATION

Air Group has two operating airlines—Alaska Airlines and Horizon Air. Each is a regulated airline with separate management teams. Effective January 1, 2011, Horizon's business model changed such that 100% of its capacity is sold to Alaska under a capacity purchase agreement (CPA). Prior to 2011, Horizon operated a hybrid model where it sold a portion of its capacity to Alaska and had its own passenger revenues. Additionally, Alaska signed a signed a capacity agreement with SkyWest in May 2011, and continued its CPA with PenAir. To manage the two operating airlines and the revenues and expenses associated with the CPAs, management views the business in three operating segments.

Alaska Mainline—The 737 part of Alaska's business with average stage lengths greater than 1,000 miles.

Alaska Regional—Alaska's shorter distance network. In this segment, we record actual on board passenger revenue, less costs such as fuel, distribution costs, and payments made to Horizon, SkyWest and PenAir under CPAs

Horizon—Horizon operates regional aircraft. All of Horizon's capacity is sold to Alaska under a CPA. Expenses included those typically borne by regional airlines such as crew costs, ownership costs, and maintenance costs.

All inter-company revenues and expenses between Alaska and Horizon are eliminated in consolidation, and these changes have no impact on the consolidated results. Prior year segment financial results have been recast to report the current management approach.

Additionally, the following table reports "Air Group adjusted", which is not a measure determined in accordance with GAAP. The Company's chief operating decision-makers and others in management use this measure to evaluate operational performance and determine resources allocations. Adjustments are further explained below in reconciling to consolidated GAAP results.

Operating segment information is as follows (in millions):

Year ended December 31, 2011	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$3,176.2	$ —	$ —	$ —	$3,176.2	$ —	$3,176.2
Regional	—	774.5	—	—	774.5	—	774.5
Total passenger revenues	3,176.2	774.5	—	—	3,950.7	—	3,950.7
CPA revenues	—	—	369.4	(369.4)	—	—	—
Freight and mail	104.6	3.9	0.2	—	108.7	—	108.7
Other-net	249.9	0.5	8.0	—	258.4	—	258.4
Total operating revenues	3,530.7	778.9	377.6	(369.4)	4,317.8	—	4,317.8
Operating expenses							
Operating expenses, excluding fuel (b)	2,015.4	543.5	340.3	(366.9)	2,532.3	38.9	2,571.2
Economic fuel (c)	1,101.2	166.4	—	—	1,267.6	30.1	1,297.7
Total operating expenses	3,116.6	709.9	340.3	(366.9)	3,799.9	69.0	3,868.9
Nonoperating income (expense)							
Interest income	23.9	—	0.3	(2.3)	21.9	—	21.9
Interest expense	(72.2)	—	(17.2)	2.1	(87.3)	—	(87.3)
Other	8.9	—	1.3	—	10.2	—	10.2
	(39.4)	—	(15.6)	(0.2)	(55.2)	—	(55.2)
Income (loss) before income tax	$ 374.7	$ 69.0	$ 21.7	$ (2.7)	$ 462.7	$(69.0)	$ 393.7

Year ended December 31, 2010	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$2,763.4	$ —	$ —	$ —	$2,763.4	$ —	$2,763.4
Regional	—	330.6	394.5	0.1	725.2	—	725.2
Total passenger revenues	2,763.4	330.6	394.5	0.1	3,488.6	—	3,488.6
CPA revenues	—	—	274.4	(274.4)	—	—	—
Freight and mail	101.9	1.8	2.5	—	106.2	—	106.2
Other-net	228.8	0.1	8.6	—	237.5	—	237.5
Total operating revenues	3,094.1	332.5	680.0	(274.3)	3,832.3	—	3,832.3
Operating expenses							
Operating expenses, excluding fuel (b)	1,916.9	298.9	502.1	(271.3)	2,446.6	13.2	2,459.8
Economic fuel (c)	757.3	—	138.3	—	895.6	5.3	900.9
Total operating expenses	2,674.2	298.9	640.4	(271.3)	3,342.2	18.5	3,360.7
Nonoperating income (expense)							
Interest income	34.8	—	3.6	(9.0)	29.4	—	29.4
Interest expense	(96.5)	—	(20.5)	8.7	(108.3)	—	(108.3)
Other	13.1	—	0.1	—	13.2	—	13.2
	(48.6)	—	(16.8)	(0.3)	(65.7)	—	(65.7)
Income (loss) before income tax	$ 371.3	$ 33.6	$ 22.8	$ (3.3)	$ 424.4	$(18.5)	$ 405.9

Year ended December 31, 2009	Alaska Mainline	Alaska Regional	Horizon	Consolidating	Air Group Adjusted (a)	Special Charges	Consolidated
Operating revenues							
Passenger							
Mainline	$2,438.8	$ —	$ —	$ —	$2,438.8	$ —	$2,438.8
Regional	—	286.7	381.9	—	668.6	—	668.6
Total passenger revenues	2,438.8	286.7	381.9	—	3,107.4	—	3,107.4
CPA revenues	—	—	261.7	(261.7)	—	—	—
Freight and mail	91.5	1.7	2.7	—	95.9	—	95.9
Other-net	187.3	1.1	8.1	—	196.5	—	196.5
Total operating revenues	2,717.6	289.5	654.4	(261.7)	3,399.8	—	3,399.8
Operating expenses							
Operating expenses, excluding fuel (b)	1,910.9	280.5	504.5	(257.4)	2,438.5	35.8	2,474.3
Economic fuel (c)	622.7	—	124.2	—	746.9	(88.8)	658.1
Total operating expenses	2,533.6	280.5	628.7	(257.4)	3,185.4	(53.0)	3,132.4
Nonoperating income (expense)							
Interest income	38.6	—	2.0	(8.0)	32.6	—	32.6
Interest expense	(91.7)	—	(20.1)	7.5	(104.3)	—	(104.3)
Other	8.1	—	0.1	(1.0)	7.2	—	7.2
	(45.0)	—	(18.0)	(1.5)	(64.5)	—	(64.5)
Income (loss) before income tax	$ 139.0	$ 9.0	$ 7.7	$ (5.8)	$ 149.9	$ 53.0	$ 202.9

(a) The adjusted column represents the financial information that is reviewed by management to assess performance of operations and determine capital allocations and does not include certain charges.
(b) Refer to Note 14 for a summary of special charges for each respective period.
(c) Represents adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market fuel-hedge accounting.

	2011	2010	2009
Depreciation:			
Alaska (a)	**$ 202.9**	$ 188.5	$178.5
Horizon	**43.4**	41.0	39.5
Parent company	**0.6**	1.0	1.2
Consolidated	**$ 246.9**	$ 230.5	$219.2
Capital expenditures:			
Alaska (a)	**$ 250.5**	$ 166.2	$357.5
Horizon	**136.9**	19.1	80.9
Consolidated	**$ 387.4**	$ 185.3	$438.4
Total assets at end of period:			
Alaska (a)	**$ 4,803.3**	$ 4,610.2	
Horizon	**846.5**	747.2	
Parent company	**1,583.5**	1,375.6	
Elimination of inter-company accounts	**(2,038.3)**	(1,716.4)	
Consolidated	**$ 5,195.0**	$ 5,016.6	

(a) There are no depreciation expenses, capital expenditures or assets associated with purchased capacity flying at Alaska.

NOTE 16. SUBSEQUENT EVENTS

On February 15, 2012, the board of directors declared a two-for-one split of the Company's common stock to be accomplished by means of a stock distribution. The additional shares will be distributed on March 16, 2012, to the shareholders of record on March 2, 2012. The stock split will increase the Company's outstanding shares from approximately 35.5 million shares to about 71.0 million shares. Our historical outstanding shares will be recast upon the distribution.

Below is an estimate of the pro forma affects of the stock split on the Company's Shareholders' equity.

(in millions)	December 31, 2011 (Audited)	Adjustment (Unaudited)	December 31, 2011 (Pro forma) (Unaudited)
Shareholders' Equity			
Preferred stock, $1 par value Authorized: 5,000,000 shares, none issued or outstanding	$ —		$ —
Common stock, $1 par value (a) Authorized: 100,000,000 shares, Issued (b): 2011—37,866,522 shares; 2010—37,010,140 shares	37.9		37.9
Capital in excess of par value	840.0		840.0
Treasury stock (common), at cost (c): 2011—2,391,747 shares; 2010—1,086,172 shares	(125.3)		(125.3)
Accumulated other comprehensive loss	(390.0)		(390.0)
Retained earnings	810.6		810.6
	$1,173.2		$1,173.2

(a) Par is reduced to $0.50
(b) Shares issued increase as follows: 2011—75,733,044; 2010—74,020,280
(c) Treasury shares increase as follows: 2011—4,783,494; 2010—2,172,344

Below is an estimate of the pro forma affects of the stock split on the Company's EPS.

(in millions, except per share amounts)	December 31, 2011 (Audited)	Adjustment (Unaudited)	December 31, 2011 (Pro forma) (Unaudited)
Net Income	$ 244.5	—	$ 244.5
Basic Earnings Per Share:	$ 6.81	(3.40)	$ 3.41
Diluted Earnings Per Share:	$ 6.66	(3.33)	$ 3.33
Shares used for computation:			
Basic	35.878	35.878	71.756
Diluted	36.710	36.710	73.420

Additionally, the board of directors approved a stock repurchase program authorizing the Company to purchase up to $50 million of its common stock with available cash on hand.

Furthermore, the board of directors authorized Horizon to purchase two Q400 aircraft in April and June 2012 and sell two Q400 aircraft in the fall of 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Principal Executive Officer and Principal Financial Officer, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal controls over financial reporting during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (included in Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 21, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 21, 2012

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2012 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2011 (hereinafter referred to as our "2012 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2012 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference from our 2012 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2012 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2012 Proxy Statement.

PART IV

ITEM 15. EXHIBITS

The following documents are filed as part of this report:

1. *Exhibits:* See Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER
William S. Ayer,
Chairman and Chief Executive Officer

Date: February 21, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 21, 2012 on behalf of the registrant and in the capacities indicated.

/s/ WILLIAM S. AYER **William S. Ayer**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ MARION C. BLAKEY **Marion C. Blakey**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director
/s/ BRADLEY D. TILDEN **Bradley D. Tilden**	Director

!

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents below. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

Exhibit Number	Exhibit Description	Form	Date of First Filing	Exhibit Number	File Number
3.1	Amended and Restated Certificate of Incorporation of Registrant	10-Q	August 8, 2006	3(i)	
3.2	Bylaws of Registrant, as amended April 30, 2010	8-K	May 3, 2010		
10.2#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Wells Fargo Capital Finance, LLC as agent, U.S. Bank National Association as documentation agent, and other lenders	10-Q	August 11, 2010	10.1	
10.3#	Credit Agreement, dated March 31, 2010, among Alaska Airlines, Inc., as borrower, Citibank, N.A., as administrative agent, Bank of America, N.A., as syndication agent, and other lenders	10-Q	May 5, 2010	10.2	
10.4#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc.	10-Q	August 5, 2005	10.1	
10.5#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc.	10-Q	August 5, 2005	10.2	
10.6#	Supplemental Agreement No. 23 to Purchase Agreement No. 2497 between The Boeing Company and Alaska Airlines, Inc.	10-Q/A	August 2, 2011	10.1#	
10.7#	Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc.	10-Q	November 9, 2005	10.1	
10.8#	Lease Agreement, dated January 22, 1990, between International Lease Finance Corporation and Alaska Airlines, Inc., summaries of 19 substantially identical lease agreements and Letter Agreement #1, dated January 22, 1990	10-K	April 11, 1991	10-14	
10.9*	Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated December 2, 2009	8-K	February 1, 2010	10.1	
10.10*	Alaska Air Group, Inc. 2008 Performance Incentive Plan	8-K	May 22, 2008	10.1	
10.11*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Nonqualified Stock Option Agreement	8-K	May 22, 2008	10.2	

10.12*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Stock Unit Award Agreement	8-K	May 22, 2008	10.3	
10.13*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Director Deferred Stock Unit Award Agreement	8-K	May 22, 2008	10.4	
10.14*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement—Incentive Award	8-K	February 2, 2009	10.1	
10.15*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement—Incentive Award	8-K	February 2, 2009	10.2	
10.16*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement	8-K	February 5, 2010	10.1	
10.17*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement	8-K	February 5, 2010	10.2	
10.18*	Nonqualified Deferred Compensation Plan, as amended	10-Q	August 4, 2011	10.1	
10.19*	2008 Performance Incentive Plan, Form of Nonqualified Stock Option Agreement, as amended	10-Q	August 4, 2011	10.3	
10.20*	2008 Performance Incentive Plan, Form of Performance Stock Unit Award Agreement, as amended	10-Q	August 4, 2011	10.4	
10.21*	2008 Performance Incentive Plan, Form of Stock Unit Award Agreement, as amended	10-Q	August 4, 2011	10.5	
10.22*	2008 Performance Incentive Plan, Form of Stock Unit Award Agreement Incentive Award, as amended	10-Q	August 4, 2011	10.6	
10.23*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements	10-K	February 25, 2005	10.2	
10.24*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement	10-K	February 20, 2008	10.8.1	
10.25*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement	10-K	February 20, 2008	10.8.2	
10.26*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement	8-K	February 14, 2008	10.3	
10.27*	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan	S-8	September 22, 1999	99.1	333-87563
10.28*	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan	S-8	November 10, 1997	99.2	333-39889

10.29*	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan	S-8	August 5, 1996	99.1	333-09547
10.30*	Alaska Air Group, Inc. Non Employee Director Stock Plan	S-8	August 15, 1997	99.1	333-33727
10.31*	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994	10-K	February 10, 1998	10.2	
10.32*	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan	S-1	September 23, 2003	10.1	333-107177
10.33*	1995 Elected Officers Supplementary Retirement Plan, as amended	10-Q	August 4, 2011	10.2	
10.34*	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007	10-K	February 20, 2008	10.2	
10.35*	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on December 1, 2005	10-K	February 20, 2008	10.2	
21†	Subsidiaries of Registrant				
23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)				
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
101.INS†	XBRL Instance Document				

101.SCH†	XBRL Taxonomy Extension Schema Document
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF†	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document

† Filed herewith

* Indicates management contract or compensatory plan or arrangement.

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

e) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2012

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Brandon S. Pedersen, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2011;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 21, 2012

By /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

!

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer

Chairman, President & Chief Executive Officer

February 21, 2012

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brandon S. Pedersen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ BRANDON S. PEDERSEN

Brandon S. Pedersen
Chief Financial Officer

February 21, 2012

[THIS PAGE INTENTIONALLY LEFT BLANK]

Corporate Directory

Alaska Air Group Directors

William S. Ayer
Chairman, President & CEO
Alaska Air Group

Patricia M. Bedient
Executive Vice President & CFO
Weyerhaeuser Company

Marion C. Blakey
President & CEO
Aerospace Industries Association

Phyllis J. Campbell
Chairman, Pacific Northwest Region
JPMorgan Chase

Jessie J. Knight, Jr.
President & CEO
San Diego Gas & Electric Company

R. Marc Langland
Chairman, President & CEO
Northrim Bancorp, Inc.

Dennis F. Madsen
Chairman
Evolucion, Inc.

Byron I. Mallott
Senior Fellow
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

Bradley D. Tilden
President- & CEO-Elect

BOARD COMMITTEE MEMBERSHIPS:

Audit
Patricia M. Bedient, *Chair*
Marion C. Blakey
Dennis F. Madsen

Compensation & Leadership Development
J. Kenneth Thompson, *Chair*
R. Marc Langland
Dennis F. Madsen

Governance & Nominating
Phyllis J. Campbell, *Chair*
R. Marc Langland
Jessie J. Knight, Jr.
Byron I. Mallott

Safety
Marion C. Blakey, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Alaska Air Group Officers

William S. Ayer
Chairman, President & CEO

Bradley D. Tilden
President- & CEO-Elect

Mark G. Eliasen
Vice President, Finance & Treasurer

Keith Loveless
Vice President, Legal & Corporate Affairs, General Counsel & Corporate Secretary

Thomas W. Nunn
Vice President, Safety

Brandon S. Pedersen
Vice President, Finance & CFO

Alaska Airlines Officers

William S. Ayer
Chairman & CEO

Bradley D. Tilden
President & CEO-Elect
(CEO effective May 15, 2012)

EXECUTIVE VICE PRESIDENT:
Benito Minicucci
Operations & COO

VICE PRESIDENTS:
Ann E. Ardizzone
Strategic Sourcing & Supply Chain Management

Gary L. Beck
Flight Operations

Jeffrey M. Butler
Customer Service – Airports

Mark G. Eliasen
Finance & Treasurer

Andrew R. Harrison
Planning & Revenue Management

Kris M. Kutchera
Information Technology

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & CFO

Andrea L. Schneider
Inflight Services

Joseph A. Sprague
Marketing

Shane R. Tackett
Labor Relations

Horizon Air Officers

William S. Ayer
Chairman & CEO

Brad Tilden
CEO-Elect

Glenn S. Johnson
President

SENIOR VICE PRESIDENT:
Eugene C. Hahn
Operations

VICE PRESIDENTS:
Yvonne M. Daverin
Maintenance & Engineering

Diana M. Shaw
Customer Service

OTHER ELECTED POSITIONS:
Shannon K. Alberts
Corporate Secretary

Mark G. Eliasen
Treasurer

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve over 90 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service, industry-leading on-time performance, technological innovation and environmental stewardship. Alaska provides scheduled air service for about 18 million passengers annually to 61 destinations. The carrier serves destinations in Alaska, Arizona, California, Nevada, Oregon, and Washington, as well as Atlanta, Austin, Boston, Chicago, Dallas-Fort Worth, Denver, Houston, Miami, Minneapolis-St. Paul, Orlando, Newark, St. Louis and Washington, D.C., and four major Hawaiian islands. Alaska also provides service to British Columbia, Canada, and to nine destinations in Mexico. Its hubs are Anchorage, Seattle, Portland and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service and operational performance. Horizon Air is a regional carrier and, beginning in 2011, performs all of its flying for Alaska Airlines under a capacity purchase arrangement. Horizon serves nearly seven million passengers annually. Its hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 15, 2012

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)

Alaska Air Group
Board of Directors



Front from left: Bill Ayer, Dennis Madsen, Marc Langland, Phyllis Campbell and Byron Mallott

Back from left: Brad Tilden, Patty Bedient, Ken Thompson, Jessie Knight and Marion Blakey

Alaska Air Group